2/12

07021136

82- SUBMISSIONS FACING SH...

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Canadian Western Bank

*CURRENT ADDRESS

PROCESSED

FEB 2 0 2007

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04478

FISCAL YEAR 10-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 2/20/07

TENDING TO OUR GROWTH

CANADIAN WESTERN BANK ANNUAL REPORT 2006



CANADIAN WESTERN BANK
Think Western®

OUR HISTORY OF FINANCIAL PERFORMANCE



Total Assets ($ millions)
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
3,828
4,344
4,919
5,705
7,268
2002
2003
2004
2005
2006



Total Loans ($ millions)
6,000
5,000
4,000
3,000
2,000
1,000
0
3,182
3,529
3,930
4,590
5,781
2002
2003
2004
2005
2006



Total Revenues (teb) ($ millions)
240
200
160
120
80
40
0
113
133
153
186
222
2002
2003
2004
2005
2006



Net Income ($ millions)
75
60
45
30
15
0
30
38
44
54
72
2002
2003
2004
2005
2006



Provision for Credit Losses
(as a percentage of average loans)
1.00
0.75
0.50
0.25
0.00
0.26%
0.25%
0.25%
0.24%
0.20%
2002
2003
2004
2005
2006



Efficiency Ratio (teb)
(expenses to revenues)
100
75
50
25
0
50.7%
46.3%
49.5%
48.6%
46.0%
2002
2003
2004
2005
2006

PERFORMANCE TARGETS

Canadian Western Bank (CWB or the Bank) surpassed all 2006 performance targets by a considerable margin. For 2007, performance targets for growth, revenues, profitability and efficiency are more aggressive than previous years and reflect ongoing confidence in both the strength of CWB's markets and our proven business plan. Delivering high quality financial performance for shareholders is the Bank's primary goal and we plan to continue this by doing what we do best: serving our customers and maintaining a disciplined approach to growth. The Bank's confirmed sources of non-dilutive capital will provide key support for future initiatives.

	2006 Target	2006 Performance	2007 Target
Net income growth	18%	32%	20%
Total revenue (teb) growth	15%	19%	15%
Loan growth	12%	26%	14%
Provision for credit losses as a percentage of average loans	0.22%	0.20%	0.20%
Efficiency ratio (teb)	48%	46.0%	46%
Return on equity	13%	14.8%	15%
Return on assets	1.05%	1.12%	1.10%

2006 HIGHLIGHTS

- Achieved organic loan growth of 26%, marking our 17th consecutive year of double-digit loan growth.
- Issued $105 million of non-dilutive, innovative Tier 1 capital (CWB WesTS) representing the first privately placed issue of its kind in Canada.
- Increased net income 32% to a record $72 million, and a corresponding improvement in return on equity of 210 basis points.
- Established a new benchmark for the efficiency ratio, which measures non-interest expense against total revenues, of 46.0%.
- Opened a new full-service branch in Calgary, Alberta and a new equipment financing centre in Cranbrook, British Columbia, in addition to completing upgrades and expansions to several existing branches.
- Recognized as one of Canada's Top 50 Employers for 2007, as reported by the *Globe and Mail's Report on Business* magazine.
- Celebrated the 10th anniversary of Canadian Direct Insurance.
- Moved the Vancouver, British Columbia operations of Canadian Western Trust, Canadian Direct Insurance and Valiant Trust into new shared premises to facilitate future growth.

FIVE YEAR FINANCIAL SUMMARY

($ thousands, except per share amounts)

	2006	2005	2004	2003	2002
Results of Operations					
Net interest income (teb)[1]	$ 168,684	$ 140,320	$ 117,236	$ 107,655	$ 91,284
Less teb adjustment	4,078	3,975	3,898	2,992	2,449
Net interest income per financial statements	164,606	136,345	113,338	104,663	88,835
Other income	53,086	45,561	35,052	25,326	22,136
Total revenues (teb)	221,770	185,881	152,288	132,981	113,420
Total revenues	217,692	181,906	148,390	129,989	110,971
Net income	72,007	54,391	44,161	38,193	29,612
Return on common shareholders' equity	14.8%	12.7%	12.9%	12.9%	11.2%
Return on average total assets	1.12	1.03	0.97	0.95	0.84
Per Common Share[2]					
Average common shares outstanding (thousands)	30,757	30,197	26,782	25,616	25,258
Earnings per share					
Basic	$ 2.34	$ 1.80	$ 1.65	$ 1.49	$ 1.17
Diluted	2.26	1.74	1.50	1.34	1.07
Dividends[3]	0.500	0.380	0.375	0.230	0.200
Book value	16.78	14.96	13.45	12.16	10.99
Market price					
High	45.55	40.70	24.13	20.00	14.68
Low	33.28	22.08	19.13	11.63	11.63
Close	42.30	35.20	23.83	19.98	12.88
Balance Sheet and Off-Balance Sheet Summary					
Assets	$ 7,268,360	$ 5,705,028	$ 4,918,895	$ 4,343,972	$ 3,828,162
Cash resources, securities and repurchase agreements	1,332,987	976,000	848,179	766,699	599,927
Loans	5,781,837	4,590,263	3,930,114	3,529,003	3,182,316
Deposits	6,297,007	4,913,307	4,267,788	3,819,750	3,429,071
Subordinated debentures	198,126	128,126	110,600	121,951	57,126
Shareholders' equity	519,530	457,990	367,589	316,231	278,087
Assets under administration	3,344,414	2,649,065	1,759,473	1,474,964	1,166,489
Capital Adequacy					
Tangible common equity to risk-weighted assets	8.6%	9.7%	9.0%	8.9%	8.8%
Tier 1 ratio	10.1	9.7	9.0	8.9	8.8
Total ratio	13.7	12.4	11.8	13.1	11.4
Other Information					
Efficiency ratio (teb)	46.0%	48.6%	49.5%	46.3%	50.7%
Efficiency ratio	46.9	49.7	50.8	47.4	51.8
Net interest margin (teb)	2.62	2.66	2.57	2.68	2.60
Net interest margin	2.56	2.59	2.48	2.60	2.53
Provision for credit losses as a percentage of average loans	0.20	0.24	0.25	0.25	0.26
Net impaired loans as a percentage of total loans	(0.75)	(0.68)	(0.36)	(0.37)	0.13
Number of full-time equivalent staff[4]	1,097	999	936	632	583
Number of bank branches	33	31	29	27	27

[1] Most banks analyze revenue on a taxable equivalent basis (teb) to permit uniform measurement ad comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividend received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles (GAAP) and, therefore, may not be comparable to similar measures presented by other banks.

[2] A stock dividend effecting a two-for-one split of the Bank's common shares was paid in 2005. All prior period common share and per common share information has been restated to reflect this effective split.

[3] The dividend policy was amended to be quarterly instead of semi-annually during the first quarter of fiscal 2004. The dividend rate for fiscal 2004 appears unusually high as it includes the last semi-annual dividend of $0.150 per share paid in the first quarter and quarterly dividends of $0.075 paid in subsequent quarters.

[4] The increase in staff in 2004 reflects the acquisitions of Canadian Direct Insurance Incorporated and Valiant Trust Company.

OVERVIEW

ABOUT OUR ORGANIZATION.

Since 1984, we've extended services while maintaining our fundamental values, an approach that has contributed to us becoming a significant financial force within Western Canada. In the past 23 years, we have garnered a reputation for exceptional service delivery and common sense driven strategies and branded this approach as Think Western®. We've developed into a trusted and known name in our chosen markets and geographic regions. We now have $7.3 billion in assets and four principal operating companies.

THE CWB GROUP OF COMPANIES

Canadian Western Bank (CWB) is our flagship company. We've offered full-service banking to individuals and businesses since 1984. We're the largest Schedule I bank headquartered in Western Canada. With 33 branches in strategically selected major and secondary markets in the four western provinces, we serve western Canadians who want to experience friendly, relationship-based banking.

Canadian Western Trust (CWT) guides corporations, individuals and financial advisors towards ideal solutions in retirement, trustee and custodial financial services. Established in 1987, we currently administer more than $3 billion in assets. Agile and responsive, we create service offerings that emphasize what's important to the client. Our team members demonstrate our unwavering commitment to independent financial advisors and small-to medium-sized corporate clients.

Valiant Trust specializes in corporate trust, stock transfer and employee plan services to public and private corporations and trusts in Western Canada. Our reputation for flexibility and responsiveness are points of pride.

Canadian Direct Insurance offers auto and home insurance for individuals in Alberta and British Columbia. Our focus is on friendly and informed service and providing coverage at very competitive rates to customers over the Internet or telephone.

NURTURING OUR FUTURE

It's more than just being in the right place at the right time. Canadian Western Bank (CWB) Group is headquartered in the heart of a fertile economic region capable of producing many opportunities. But throughout CWB Group, we're not simply growing wild – we're tending to our growth, responsibly harnessing positive developments and managing escalating challenges that come with cultivating a world-class organization. In creating order, we prepare for a thriving future.



MESSAGE TO SHAREHOLDERS

The growth story of Canadian Western Bank (CWB or the Bank) progressed at a remarkable pace this year. We are very pleased to report that your bank achieved record earnings in 2006 and set new financial milestones across all business units. CWB continued its long history of strong, high quality financial performance led by 26 percent organic loan growth. Results marked the Bank's 17th straight year of double-digit loan growth and 74th consecutive profitable quarter. We surpassed all 2006 performance targets by a considerable margin and have challenged ourselves with more aggressive targets for 2007. CWB shares closed at $42.30 at year-end, which, including reinvested dividends, represented a 12-month total return to shareholders of 22 percent.

A highlight in 2006 was the $105 million issue of non-dilutive, innovative Tier 1 capital called WesTS. The success of this issue provides CWB with a new and efficient source of capital to support future growth without diluting the interests of existing shareholders. This type of capital is also directly aligned with our ongoing objective to improve the Bank's return on equity, which finished the year up 210 basis points to 14.8%. The placement confirmed the market's increasing confidence and awareness of your bank and represented the first privately placed issue of its kind in Canada.

The robust economy in Western Canada has certainly contributed to our success, but the theme of the 2006 annual report 'Tending to Our Growth' reflects our continued commitment to capitalize on opportunities to add value for shareholders, while maintaining our Think Western® culture as well as our focus on disciplined management and high quality earnings growth. Through this theme, we highlight four essential foundations for CWB's ongoing success and the focus of our strategic direction: People, Infrastructure, Process and Business Enhancement. We plan to build long-term value for shareholders and provide superior customer experiences through the continued integration of these initiatives across all business lines.

Commercial and Personal Banking. Our relationship-based commercial banking focus continued to be the primary driver of growth this year. The Bank's Think Western team of dedicated staff paired with Western Canada's economic strength contributed to exceptional organic loan growth of 26 percent, more than double our annual target. We maintained our disciplined credit approach within the context of strong economies and the portfolio continues to be of very high quality.

In line with our infrastructure strategy, we opened an additional full-service branch in Calgary, Alberta and a new equipment financing centre in Cranbrook, British Columbia this year. We plan to open new full-service branches in Abbotsford, British Columbia and Sherwood Park, Alberta and continue the expansion and upgrade of existing locations in fiscal 2007.

Strategies to increase our lower cost deposit base showed strong results with 27 percent growth in branch-raised deposits. Deposit increases kept pace with loan growth and provided key support for the Bank's net interest margin. Margin came under pressure primarily due to higher liquidity and debenture costs, as well as increased competition and a flat interest rate curve, which occurs when short- and long-term rates are almost the same.

Another highlight was the continued success of our alternative mortgage business now branded Optimum Mortgage. Optimum nearly tripled its loan portfolio through the second full year of operations and, although it still represents a relatively small proportion of total loans, the prospects for continued strong growth are excellent.

Trust Services. Assets under administration in Canadian Western Trust Company (CWT) increased 29 percent to total $3.3 billion at year-end. CWT's Vancouver operations moved to a larger location to complement this growth and now share premises with Canadian Direct Insurance Incorporated (CDI) and Valiant Trust Company (Valiant). This shared space strategy not only enhances our Think Western culture, but also provides numerous efficiencies and cost savings. Strategies to obtain greater geographic diversification in trust services and improve CWT's capacity to service its Ontario-based clients were also implemented.

Valiant's growing customer list now includes more than 200 public companies and income trusts. Other highlights included the first full year of operations of the Vancouver office and the establishment of an office in Edmonton.

Insurance. CDI celebrated 10 years of providing customers with 'better insurance for less money' and surpassed $100 million in gross written premiums. Brand awareness increased throughout Alberta and reached an all-time high in British Columbia, while customer surveys continue to demonstrate that satisfaction ratings remain high. In addition to selling home and auto policies through call centres, auto insurance policies are also offered via the Internet.

We are very pleased with the progression of this business segment, as well as its contributions towards enhancing the Bank's revenue diversification and return on equity progression. We have identified several opportunities to achieve further accretive growth for CDI and remain optimistic about its potential to make a more significant contribution to our overall business mix.

Think Western®. We are very pleased to report that CWB was named one of Canada's 50 Best Employers for 2007, as recognized by the *Globe and Mail's Report on Business* magazine. Our employees are the cornerstones of CWB's success and we commend each of them for their contributions. The ongoing strength and dedication of our people reflects the success of our Think Western culture and is a source of great pride. A passion for helping others and an unwavering commitment to deliver superior customer experiences remain essential elements to what makes us stand apart.

Governance. Our Board of Directors and senior management remain committed to developing the best business strategies for the Bank within an effective governance framework. We continually evaluate changing standards and best practices and carefully consider the appropriate response for CWB before implementing.

Outlook. Our proven business strategy has served stakeholders very well and we expect to deliver more of the same in 2007 and beyond. Our aggressive targets for loan, revenue and income growth reflect ongoing confidence in our chosen markets. We have identified increasing scale opportunities that we will take advantage of wherever possible. The addition of the WesTS provides efficient support for future growth, as well as flexibility in considering accretive acquisitions and dividend increases. Sources of non-dilutive capital also directly support our objective to further improve the Bank's return on equity.

While growth remains a focal point of the Bank's success, it also presents some unique challenges. A concentrated effort to retain and recruit high quality people remains a top priority. Existing processes must be re-evaluated to ensure we provide the best customer experiences possible, while building on strategies to improve efficiency. Finally, we must align these objectives across all business lines in a way that reflects CWB's Think Western culture and our commitment to build long-term value for shareholders.

Jack C. Donald
Chairman

Larry M. Pollock
President and CEO



PEOPLE

CARETAKERS OF OUR VALUES.

Every person at CWB Group has an active hand in our organization, and every effort counts. We attract people who understand our vision, values and approach. In return, we nurture careers as people develop in their roles. Above all, we welcome those who want to work collaboratively to care for our customers – the people whose needs define our company.

People shape our culture through their collective enthusiasm, consideration and aspirations. Everyone at CWB Group shares these qualities, from recent recruits through to senior staff.

Think Western is our culture and helps us make decisions independently and collectively in accordance with our corporate values. Think Western exemplifies how we treat customers, shareholders and each other, and guides both everyday decisions and broader corporate directives. Above all, we strive to act with *common sense* while being mindful of the needs of our customers.

We have more than 1,100 people throughout CWB Group, working together to look after hundreds of thousands of customers. Canadian Western Bank is very proud to be recognized as one of the 50 Best Employers in Canada for 2007. This award recognizes our efforts to create a unique company culture that inspires leadership and promotes a work/life balance or, as we call it, *cwbalance*. The 50 Best Employers in Canada is the only national study where employees decide which organizations make the list; maintaining an environment and culture our staff are proud to talk about is one of our most significant achievements. The 50 Best Employers in Canada list is published in the *Globe and Mail's Report on Business* magazine.

The commitment our people have to the organization is further confirmed and strengthened by the fact that most of them are also owners; more than 80 percent of our employees are shareholders through the Employee Share Purchase Plan.

CWB Group's ongoing success is dependent on our ability to attract and retain skilled and motivated people and nurture the next generation though career development initiatives where employees set the pace of their growth. We value their work and ideas and they are welcome as individuals and collaborators in the care of our customers.

Lending a hand is part of what Think Western culture is all about. We are active within the communities we serve and support the areas of health, caregiving, education, community programs, sports, culture, and the arts. We focus on organizations and initiatives where our people choose to get involved and add value to our home communities.

A great business needs great people and great customers to grow. Ultimately, we rely on our customers, and it is a privilege to serve our friends, neighbours and the surrounding business community. The work we do is extremely rewarding – we assist customers in discovering and tending to their financial needs. A job well done here really matters. The emphasis we place on personal contact means we hear success stories on a regular basis. Our customers tell us what we do and how we do it makes a difference to them.



Creating the right framework for growth is essential for any organization with a long-term view. It requires strategic vision and a deep knowledge of the needs of the region and customers we serve. We apply this intelligence when we shape our infrastructure, balancing bold strategies with carefully tended organic development.

INFRASTRUCTURE

THE GROUNDWORK OF OUR ORGANIZATION.

Infrastructure consists of the tools we use to serve customers – our physical premises, technological systems, capital, and brand. These components support our business activities.

The companies within CWB Group have a common strategic thread. All are profitable, high-growth companies cultivating niches in select western Canadian markets with the shared attributes of friendly, responsive service and common sense solutions. This is the promise of our Think Western brand, which encapsulates our customer service strategy and transfers across all product lines and corporate entities.

We continually evaluate alternatives for systems enhancement through software and product alternatives to improve service and efficiency.

CWB Group pursues a 'shared space' strategy wherever it makes sense. Combining infrastructure enhances our Think Western culture, delivers cost savings and increases efficiency. CWT, CDI and Valiant moved into new premises together in Vancouver, in accordance with this approach.

Remaining well capitalized provides flexibility and the capability for continued growth. The innovative Tier 1 issue in August 2006 provides a new source of capital that will allow continued growth without diluting the interests of existing shareholders.

The launch of our redesigned website, which encompasses the online presence of all companies within CWB Group, enhances the experiences of site visitors by delivering our corporate information and resources in an effective manner.

CWB. We continue to groom new growth areas and increase market share. Branches develop in accordance with our commitment to unparalleled service. A well-located modern branch network increases awareness of the CWB brand and extends our service reach. We open in larger urban areas with a solid mix of business and personal traffic in premises that facilitate future growth. Seeding new branches with business from existing ones provides an immediate customer base and opportunities for additional growth. One strategy for growth includes testing the waters of new markets by opening 'satellite offices' prior to launching full operations. Opening stand-alone equipment financing centres is another specialized strategy we continue to utilize for growth.

CWT. Our new premises in Vancouver are significantly larger and allow us to respond to the demand created by our growth. We now have a greater capacity to serve both existing and new customers and employees appreciate the new environment.

Valiant. Our main office is in Calgary, and we expanded sales and services in Vancouver and Edmonton in the past year. Since acquiring Valiant, CWB Group has invested in the company's core infrastructure: the system used to manage client records. These investments provide us with capacity to leverage operations, allowing us to serve more clients in current and new markets.

CDI. Through fiscal 2006, we maintained very high customer satisfaction ratings. We celebrated our 10th anniversary in May 2006 and now serve nearly 160,000 policyholders. The sale of auto insurance policies through our website has proven to be a convenient alternative for many customers and now accounts for more than 20 percent of new auto policy sales.

The question of how we do business is the domain of our processes. These patterns have to be clear and stable, but also able to respond to short-term demands and long-range evolution, in accordance with changing customer needs. They also have to be recognizably aligned with our values and provide for growth without loss of focus on who we serve.





PROCESS

SHAPING OUR UNIQUE PATTERNS

After 23 years, we are no longer a young organization. We've grown so much it is imperative we understand how to effectively harness the dynamics of our organization and properly direct its considerable power. Even in this prosperous era, time and energy must be directed towards assessing whether our policies, risk management strategies and operations best serve our customers and shareholders. Anything less would be short-sighted. By continually checking methods against common sense, we remain responsible and thoughtful caretakers.

We constantly refine processes to ensure they scale up effectively to manage current and future growth. Customer relationships is what we structure our companies around – it is our main competitive advantage, and we work to maintain that advantage.

Our people are the best resource for checking the viability of our processes. All levels are encouraged to give feedback, and our people are asked to critically assess the impact of our processes on their workflow and service delivery. Initiatives like our SPICE (Staff Participating in Creating Excellence) program reward employees for suggestions that positively impact our business.

Some process shifts arise naturally out of changing technology. Recent initiatives to increase efficiency via technology include linking CDI's web-based auto sales application with its underwriting engine, CWT becoming the first non-brokerage firm to actively participate in Canada's ATON RRSP transfer service and Valiant's improved and scaleable system capabilities. All these positively impact how we take care of our customers.

In this robust economy, it's essential that we maintain a disciplined credit culture through proactive policies. Successful risk management at a company-wide level is about giving staff tools to make appropriate risk decisions within their roles. A quick response time for loans is a competitive advantage to which we remain committed. Strengthening internal controls and keeping enough flexibility to meet exceptional circumstances are strategies we use to give the broadest possible scope of service. It's about balancing risk with the ability to do more for the customers we serve.

Our responsibility to meet changing regulatory requirements is also reflected in our processes. Think Western, in this context, means managing transitions smoothly and effectively integrating the changes into our corporate structure and culture.

Our processes should be seamless – when we undertake process shifts in the Think Western spirit, our customers and shareholders should only see the benefits of better service.

BUSINESS ENHANCEMENT

CULTIVATING OUR FUTURE



The challenge is not to simply grow an organization, but to create the conditions for it to blossom while preparing it to withstand all kinds of weather. Recognizing the strengths of our company, the environment we operate in, and the needs of customers are essential in guiding us as we explore the path ahead.

We have a reputation for growth. Throughout our history, we've demonstrated that the vision of CWB is clear and in demand. We capitalize on the favourable conditions of the western Canadian economy through proactive caretaking and ongoing business enhancement to constantly assess customer needs and refine our responses to them.

In laying this groundwork, CWB has moved from being a 'small' bank with an ambitious heart to being in a position to fulfil our ambitions – to reach more people and build more relationships, all the while staying committed to the principles that got us where we are today.

Throughout CWB Group, we are experiencing remarkable performance. The current economy in Western Canada is contributing to our success, but our diligence in tending to the growth of our organization allows us to thrive and prudently nurture our business. We greet the challenges of the future with clarity, thoughtfullness and enthusiasm.

We continue to develop new products and services that respond to our customers' needs and open the way to a growing future.

A number of successful initiatives were completed within CWB Group in the past year.

CWB. We continued to focus on our core commercial lending business, including specialized product approaches in real estate, interim construction and equipment financing. Balancing credit quality and maintaining a diversified portfolio are key strategies. We've experienced strong organic growth in deposits throughout our branches. Optimum Mortgage, our alternative residential mortgage business, has undergone significant growth this year, with total loans outstanding more than doubling. Mutual fund sales continued to expand as we market a competitive range of fund products. We are extremely satisfied with the results of recent surveys of our commercial and personal customers, which confirmed a high degree of overall client satisfaction.

CWT. Building strategic relationships with independent financial advisors, brokerages, corporations and individuals is essential to our objective of enhancing value. Continually listening to our clients resulted in numerous systems enhancements, allowing CWT to launch additional innovative products, such as our new 'fee for service' account and a low-cost, mutual fund-only RRSP/RRIF account. We also opened a new CWT office in Ontario to offer improved service to our existing clients in that market.

Valiant. Investment in our systems has improved product offerings, including the development of an innovative new platform with competitive features, such as Internet proxy voting. This platform provides a foundation to add further web capabilities in the future.

CDI. Enhancing the web-based quoting and sales application through CDI-Direct was a major project this year, and provides convenient and easy access for our customers. Increased sales and high customer satisfaction reports tell us web-based service is a welcome alternative for a growing number of customers.



CORPORATE GOVERNANCE

INTRODUCTION

Sound and effective corporate governance has always been a priority for Canadian Western Bank. The Board of Directors (the Board) and management of the Bank are committed to govern and maintain the Bank's operations effectively and efficiently within its regulatory environment. Corporate governance policies are reviewed regularly for improvement and are designed to strengthen the ability of the Board to effectively supervise management and enhance long-term shareholder value.

The Board's Corporate Governance & Human Resources Committee provides direction, monitors compliance and makes recommendations to the Board to enhance corporate performance and promote ongoing improvement in Board effectiveness.

THE BOARD OF DIRECTORS

The Board has reviewed the status of each of its directors to determine whether such director is "independent" as defined in *National Instrument 58-101 Disclosure of Corporate Governance Practices* (NI58-101) and "affiliated" as defined by the affiliation regulations set forth in the Bank Act. The review included the completion of self-assessment questionnaires by each of the directors and a detailed review of such questionnaires by the Conduct Review Committee. As a result of this review and after consideration of all business, charitable and family relationships among the directors and the Bank, the Board has determined that all of the directors, except Mr. Pollock, (or 92% of the Board) are both independent and not affiliated with the Bank. Mr. Pollock is not independent and is affiliated with the Bank as a result of his position as President and Chief Executive Officer of the Bank. It is a requirement under the Bank Act that the Chief Executive Officer (CEO) be a director of the Bank.

The Board holds four regular meetings each year, as well as additional meetings as required. At the end of every regularly scheduled Board meeting, a session is held without any management, including the CEO, present. In the year ended October 31, 2006, the Board had four sessions at which the CEO and other members of management were not in attendance.

Mr. Jack Donald is the Chairman of the Board. Mr. Donald is an independent director as defined in NI58-101. As Chairman of the Board, his responsibilities include ensuring that the Board functions effectively and independently of management and that it meets its obligations and responsibilities as set out in its mandate.

BOARD MANDATE

The Board's mandate sets out the Board's purpose, organization, duties and responsibilities. Its written mandate is summarized as follows.

The Board has responsibility for stewardship of the Bank, including

- to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer and other executive officers (as defined in *National Instrument 51-102 Continuous Disclosure Obligations*) and that the CEO and other executive officers create a culture of integrity throughout the organization;
- adopting a strategic planning process and approving, on at least an annual basis, a strategic plan that takes into account, among other things, the opportunities and risks of the business;
- the identification of the principal risks of the Bank's business, and ensuring the implementation of appropriate systems to manage these risks;
- overseeing succession planning (including appointing, training and monitoring senior management);
- adopting a communication and disclosure policy for the Bank;
- overseeing the Bank's internal control and management information systems;
- developing the Bank's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Bank; and
- reviewing and disclosing, no less than annually, measures for receiving feedback from stakeholders.

In addition to the above, the Board shall

- with the assistance of the Corporate Governance & Human Resources Committee, review and ratify the employment, appointment, grade levels and compensation of the top five executive employees of the Bank and approve all senior officer appointments (Vice President and higher);
- with the assistance of the Corporate Governance & Human Resources Committee, develop a position description for the Chief Executive Officer, which, together with other board approved policies and practices, should provide for a definition of the limits to management's responsibilities, approve the objectives of the Bank to be met by the Chief Executive Officer, and ensure the performance of the Chief Executive Officer is evaluated at least annually;
- with the assistance of the Corporate Governance & Human Resources Committee, develop a process to evaluate the effectiveness of each director and the Board as a whole on no less than a biennial basis;
- review and approve the strategic plan, the annual business plan and accompanying capital plan and financial operation budget, including capital expenditures;
- approve material divestitures, acquisitions and financial commitments;
- with the assistance of the Audit Committee, approve the annual audited and interim unaudited financial statements, the annual and quarterly Management's Discussion and Analysis (MD&A), the Annual Information Form, the Management Information Circular and other annual public documents of the Bank;
- determine the content and frequency of management reports;
- review any recommendations from regulators or the external auditors respecting their assessment of the effectiveness of the internal controls that come to their attention in the conduct of their work;
- ensure an independent audit/inspection function is in place to monitor the effectiveness of organizational and procedural controls; and
- with the assistance of the Audit Committee and Loans Committee, approve loan write-offs.

The Board has developed written position descriptions for the Chairman of the Board as well as the Chair of each board committee. The Board has also developed a written position description for the CEO.

ORIENTATION AND CONTINUING EDUCATION

The Bank has not adopted a formalized process of orientation for new Board members although all directors are provided with a Directors' Manual, which includes a copy of all Board and committee mandates and policies, the Bank's bylaws and other reference material. New directors are also provided the opportunity to meet with senior management and other directors.

Directors are kept informed as to matters impacting, or which may impact, the Bank's operations through reports and presentations at the quarterly Board meetings. Special presentations on specific business operations are also provided to the Board. In 2006, a presentation was made to the Board on the Basel II regulatory capital framework. Special meetings, dedicated to strategic planning and to the annual budget, are also held annually by the Board.

ETHICAL BUSINESS CONDUCT

The Bank has a written code of conduct for its directors and a written code of conduct for its officers and employees. A copy of both of these codes may be found on *SEDAR* at www.sedar.com. The Board monitors compliance with the codes by requiring each director, officer and employee to annually sign a certificate confirming his/her compliance with the applicable code. To the knowledge of the Board, there have been no departures from the code during fiscal 2006 that would have required the filing of a material change report.

In the event a director or executive officer has a material interest in any transaction or agreement considered by the Board, or any committee of the Board, such interest must be declared and recorded in the minutes of the meeting and the director or executive officer must vacate the meeting while the transaction or agreement is being discussed. The responsibilities of the Conduct Review Committee include establishing procedures to ensure disclosure and review of related party transactions in accordance with the requirements under the Bank Act. These procedures include obtaining an annual certificate from each director and officer of the Bank, which discloses all related parties of the director or officer and any related party transactions with the Bank.

The Board believes that a culture of strong corporate governance and ethical business conduct must be endorsed by the Board and the executive officers. The codes of conduct address many areas of business conduct and provide a whistleblower procedure for employees to raise concerns or questions regarding questionable audit or accounting matters.

The Bank has adopted a corporate disclosure policy which is reviewed annually. Quarterly and annual financial packages are reviewed by an internal Disclosure Committee prior to being recommended for Board approval and CEO/CFO certification of annual and interim filings. Inquiries and requests for information from shareholders and potential investors receive prompt attention from an appropriate officer. The Bank's quarterly earnings conference calls with analysts and institutional investors are broadcast live, via the Internet, and archived on the Bank's website for 60 days. The calls are also accessible on a live and recorded basis via telephone to interested retail investors, the media and members of the public. The Bank also includes all significant disclosure documents on the investor relations page of its website at *www.cwbankgroup.com/investor_relations/default.htm*.

The Bank has engaged an independent Ombudsman to receive complaints from banking clients who are unable to obtain satisfaction from the internal complaint handling process.

NOMINATION OF DIRECTORS

The Corporate Governance & Human Resources Committee annually reviews both the size and composition of the Board in accordance with the Bank's policy "Board and Member Review and Assessment". In considering new nominees for the Board, the Committee assesses the skills, expertise and experience of the incumbent directors in order to determine the skills, expertise and experience it should seek in new board members to add value to the Board. As each director is expected to participate on one or more of the Board's four committees, expertise and experience related to a particular committee may be considered by the Committee. The Committee also considers such matters as a candidate's integrity, independence and residency. The Committee then assesses each potential nominee against the criteria developed by the Committee.

The Corporate Governance & Human Resources Committee has responsibility for identifying new candidates for board nomination. This committee is comprised of six directors, all of whom are independent. The mandate of this committee in respect of nomination and board assessment matters specifically sets out the following duties and responsibilities:

- seek and recommend individuals to be considered for Board membership, as required by the Board, and forward their recommendations to the Board for its consideration;
- review, monitor and make recommendations regarding new director orientation and the ongoing development and education of existing Board members;
- evaluate biennially Board effectiveness, including membership criteria, composition, structure and size and, on alternate years, the involvement and contribution of the individual members with concerns recorded and brought to the attention of the Committee chair, who, in conjunction with the Committee, determines if further action is required; and
- make recommendations to the Board regarding revisions or additions to the Board of Directors' Manual.

COMPENSATION

The remuneration paid to the Bank's directors and officers is reviewed each year by the Corporate Governance & Human Resources Committee. The level of remuneration is designed to provide a competitive level of remuneration relative to comparable positions in the marketplace. A comparator group is developed by identifying companies, primarily within the Bank's market, of similar size considering value of assets, number of employees and revenue. Consultants are periodically retained to obtain this information and to assess the Bank's relative position.

The Corporate Governance & Human Resources Committee has responsibility for determining the compensation of the Bank's directors and officers. This committee is comprised of six directors, all of whom are independent. The mandate of this committee in respect of compensation matters specifically sets out the following duties and responsibilities:

- review and recommend to the Board the fees and other benefits to be paid to directors;
- review and recommend to the Board the employment and appointment of the executive officers, to establish their grade levels and compensation, as well as to determine promotions and to consider changes where warranted in the level of compensation and grade of incumbent executive employees and officers upon review of their performance;
- review the position descriptions for the executive officers, ensuring such descriptions remain current and appropriate and, further, to also ensure position descriptions are in place for all other executive officers;
- establish, in conjunction with the CEO, an executive compensation structure to compensate all levels of executive officers and, within such compensation structure as may at that time be in effect, to make adjustments and annual revisions as necessary;

- ensure an annual performance appraisal is completed for the CEO and that it is reviewed with him by the Chairman of the Board;
- establish, amend and, where appropriate, terminate
  - all programs and other personal benefits granted to executive employees;
  - incentive compensation plans and other bonus arrangements, to administer such plans and to make appropriate interpretations and determinations as required;
  - share incentive plans and similar arrangements involving the grant of share options, or other benefits to employees attendant upon the issuance of securities and, in addition, to make grants of options under any share incentive plan and generally to administer such plans, subject to necessary regulatory and shareholder approval; and
  - annuity, pension and retirement programs for executive employees;
- review the human resource succession plan as prepared by senior management for all officers and any other senior position considered critical to operations; and
- review and report to the Board on compensation plans for senior management and other personnel in order to confirm they are consistent with the Bank's sustainable long-term objectives.

The Corporate Governance & Human Resources Committee has the power to retain consultants, including compensation consultants or advisors, as the Committee may determine necessary or advisable to carry out its responsibilities. During the year ended October 31, 2006, the Committee retained Mercer Human Resource Consulting to provide support to the Committee. This support consisted of the provision of general market observations with respect to market trends and issues and the provision of benchmark data.

BOARD COMMITTEES

The Board has four standing committees: the Audit Committee, the Conduct Review Committee, the Corporate Governance & Human Resources Committee and the Loans Committee. The Audit Committee and Conduct Review Committee are required committees under the Bank Act. All directors currently participate in at least one standing committee.

Audit Committee

Members:	Robert Manning (Chair)	Robert Phillips
	Wendy Leaney	Alan Rowe
	Gerald McGavin	

This committee is comprised of five financially literate and independent directors. Its written mandate is summarized as follows:

- review the annual audited and quarterly unaudited financial statements, the annual and quarterly MD&A, the Annual Information Form and other annual public documents of the Bank containing financial information and report thereon to the directors before approval is given;
- review the Bank's earnings press releases before the Bank publicly discloses this information;
- discuss major issues regarding accounting principles and financial statement presentations, including significant changes in the Bank's selection or application of accounting principles, analyzes prepared by management or the external auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements;
- meet with the external auditors to discuss the annual and quarterly financial results and the returns referred to within this mandate and receive the auditors' reports thereon;
- recommend to the Board the appointment of the external auditors, who shall report directly to the Committee. Review the terms of the external auditor's engagement, their level of remuneration, the audit plan, any proposed changes in accounting policies, their presentation and input concerning significant risks and key estimates and judgments of management;
- resolve disagreements between management and the external auditors regarding financial reporting;
- review the independence of the external auditors;
- review and approve the policy for non-audit services to be completed by the external auditors, which includes an established definition of what constitutes non-audit services and a requirement for pre-approval for all but de minimus engagements. The Committee may delegate to one or more Committee members the authority to grant approval of such services, provided the decisions of such members are reported to the full Committee at its next meeting;
- review and approve the Bank's hiring policies regarding employees and former employees of the present and former external auditors of the Bank;
- require the management of the Bank to implement and maintain appropriate internal control procedures. Review, evaluate and approve those procedures;
- meet with the Chief Internal Auditor of the Bank and with management of the Bank to discuss reports on internal audit activities and findings and the effectiveness of the internal control procedures established for the Bank. Review the mandate and annual plan of the internal audit department;
- review correspondence received from regulators and external auditors together with management's responses concerning the effectiveness of internal controls and other matters that fall within the responsibility of the Committee;
- review such returns of the Bank as the Superintendent of Financial Institutions Canada (OSFI) may specify;
- review such investments and transactions of the Bank that could adversely affect the well-being of the Bank as the external auditors or any officer of the Bank may bring to the attention of the Committee;
- review a quarterly report from the Loans Committee of the Board concerning the quality of the loan portfolio, the adequacy of the allowance for credit losses and accounts recommended for write-off;
- review the appointment of the Chief Financial Officer and the Chief Internal Auditor;
- review periodically the Code of Conduct for senior financial officers;
- review a quarterly report from the Bank's Disclosure Committee;
- review a quarterly report from the Canadian Direct Insurance Incorporated Audit and Conduct Review Committee;
- establish procedures for the receipt and handling of complaints received by the Bank regarding accounting, internal accounting controls, or auditing matters, and establish procedures for the confidential, anonymous submission by employees of the Bank of concerns regarding questionable accounting or auditing matters;
- review and assess annually the adequacy of its mandate; and

• prepare any report from the Committee that may be required to be included in the Bank's Management Information Circular or that the Board elects to include on a voluntary basis.

Conduct Review Committee

Members:		
Members:	Albrecht Bellstedt (Chair)	Allan Jackson
	Charles Allard	Arnold Shell

This committee is comprised of four independent directors. Its written mandate is summarized as follows:

- establish procedures to ensure disclosure of transactions with specified related parties of the Bank and, further, to review any such transactions to ensure compliance with the Bank Act, either approving or declining the transactions, as required;
- review and approve internal policies for credit arrangements and financial services available to employees of the Bank under the regulations concerning officers and associated parties;
- monitor aggregate transactions of the Bank with directors as well as officers and their interests to ensure continued compliance with the Bank Act with excesses over permitted limits brought to the Board for consideration;
- review the conduct policy and any other specialized standards on an annual basis to ensure relevance and completeness in regard to legislative requirements;
- monitor procedures for conflicts of interest, confidential information, disclosure of information and handling of customer complaints, and be satisfied that the procedures are being adhered to; and
- ensure every employee, officer and Board member agrees to comply, in writing with annual acknowledgement, with the Bank's conduct policies.

Corporate Governance & Human Resources Committee

Members:	Jack Donald (Chair)	Robert Manning
	Albrecht Bellstedt	Howard Pechet
	Allan Jackson	Robert Phillips

This committee is comprised of six independent directors. This committee is responsible for the identification of new directors (as described under "Nomination of Directors" above) and the determination of the compensation of the Bank's directors and officers (as described under "Compensation" above). In addition, this committee's written mandate includes the following:

- recommend to the Board appropriate structure and process required to address governance issues and maintain compliance with all corporate governance guidelines;
- review and monitor compliance with corporate governance guidelines and follow any issues noted by the members or as reported to them by management or other directors from time to time; and
- no less than annually, report to the Board on corporate governance issues and any instances of non-compliance as required so that the Board may review such information and take such actions based thereon as appropriate.

Loans Committee

Members:	Allan Jackson (Chair)	Gerald McGavin
	Charles Allard	Howard Pechet
	Albrecht Bellstedt	Robert Phillips
	Jack Donald	Larry Pollock
	Wendy Leaney	Alan Rowe

This committee is comprised of 10 directors, nine of whom are independent. Mr. Bellstedt and Mr. Phillips serve as alternate members and, in such capacity, attend meetings only when required to ensure a quorum for the committee meeting. The CEO, who is not independent, is a member of this committee. This committee's written mandate is summarized as follows:

- establish and approve a lending limit for the Bank and the CEO within the limits established by the Board and review such limits at least annually;
- review, approve and/or decline all credit applications for loans to a foreign country and for amounts in excess of delegated limits up to the limit established, not to exceed 10 percent of shareholders' equity or 11 percent for sovereign, provincial or major municipality risk;
- recommend for approval of the full Board any loan proposals in excess of the Committee's limit;
- annually review and approve the credit risk management program and policies, including management's real estate appraisal policies and procedures, to ensure they are sound and prudent;
- review/amend management's recommendations for loan loss provisions and loan write-offs and recommend acceptance to the Audit Committee for their presentation to the Board; and
- provide direction with respect to concentration risk and the identification criteria, procedure and action required on loans reported by management to be less than satisfactory.

ASSESSMENTS

In response to the Board's commitment to effective corporate governance, a two-pronged evaluation process has been initiated. On "even" years, the Board members assess their effectiveness as a Board. In "odd" years, a peer evaluation of each member is scheduled.

During the board assessment, members are asked to rate items such as structure and size of the Board, the knowledge and diversity of the membership as well as the timeliness and completeness of information received for discussion and the overall effectiveness of the decision-making process. The peer evaluation involves questions such as effectiveness in discussions and decision-making, attendance and whether the director's non-Bank activities enhance or detract from shareholder value.

Both evaluation processes are conducted in-house and require all members to complete questionnaires that are forwarded to the Chairman of the Corporate Governance & Human Resources Committee. The Chairman then compiles the results and prepares a single document that includes any comments that may have been forwarded. Anonymity of the particular submitter is maintained with the aggregate results presented to the Corporate Governance & Human Resources Committee for discussion and action, if required. The results are then communicated on an aggregate basis to the full Board for discussion and recommendations, as required.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FORWARD-LOOKING STATEMENTS

From time to time, Canadian Western Bank (the Bank) makes written and verbal forward-looking statements. Statements of this type are included in the annual report and reports to shareholders and may be included in filings with Canadian securities regulators or in other communications such as press releases and corporate presentations. Forward-looking statements include, but are not limited to, statements about the Bank's objectives and strategies, targeted and expected financial results and the outlook for the Bank's businesses or for the Canadian economy. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate", "may increase", "may impact" and other similar expressions or future or conditional verbs such as "will", "should", "would" and "could".

By their very nature, forward-looking statements involve numerous assumptions. A variety of factors, many of which are beyond the Bank's control, may cause actual results to differ materially from the expectations expressed in the forward-looking statements. These factors include, but are not limited to, fluctuations in interest rates and currency values, changes in monetary policy, changes in economic and political conditions, legislative and regulatory developments, legal developments, the level of competition in the Bank's markets, the occurrence of weather-related and other natural catastrophes, the accuracy of and completeness of information the Bank receives about customers and counterparties, the ability to attract and retain key personnel, the ability to complete and integrate acquisitions, reliance on third parties to provide components of the Bank's business infrastructure, changes in tax laws, technological developments, unexpected changes in consumer spending and saving habits, timely development and introduction of new products, and management's ability to anticipate and manage the risks associated with these factors. The preceding list is not exhaustive of possible factors. These and other factors should be considered carefully and readers are cautioned not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by it or on its behalf.

TAXABLE EQUIVALENT BASIS (TEB)

Most banks analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividend received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis of $4.1 million (2005 – $4.0 million) increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles (GAAP) and, therefore, may not be comparable to similar measures presented by other banks. Total revenues, net interest income and income taxes are discussed on a teb basis throughout this Management's Discussion and Analysis.

CANADIAN BANKING INDUSTRY

Comparative performance indicators of the Canadian banking industry referred to in this document are obtained from the published results of the other publicly traded Schedule I banks (Bank of Montreal, Canadian Imperial Bank of Commerce, Laurentian Bank of Canada, National Bank of Canada, Royal Bank Financial Group, Scotiabank and TD Bank Financial Group). Readers are cautioned that the banks in this industry group have operations and asset size that may not be directly comparable to each other or to Canadian Western Bank.

BUSINESS PROFILE AND STRATEGY

Canadian Western Bank (CWB or the Bank) is the only publicly traded Schedule I chartered bank headquartered in and regionally focused on Western Canada and today serves many thousands of small-to medium-sized businesses and individuals across the four western provinces in its signature Think Western® style. CWB operates in three pillars of the financial services industry, with a primary focus on its core retail and mid-market commercial banking business in Western Canada. Trust services, including self-directed RRSPs and RRIFs, as well as corporate and group trust services, are provided to independent financial advisors, corporations and individuals through CWB's wholly owned subsidiary Canadian Western Trust Company (CWT). Stock transfer and trustee services are provided to public companies and income trusts through Valiant Trust Company (Valiant), another wholly owned subsidiary. Canadian Direct Insurance Incorporated (Canadian Direct or CDI), a wholly owned subsidiary, provides personal home and auto insurance products to consumers in British Columbia (BC) and Alberta.

In 2006, CWB continued its long history of financial growth and excellence in customer service. This year included many milestones including the 74th consecutive quarter of profitability, record earnings growth and the 17th consecutive year of double-digit loan growth.

CWB's mission is to be known and respected as Canada's western bank, providing western Canadians and other select markets with a preferred source of individual and commercial financial services, delivered in its signature Think Western style. The fundamental objectives are to provide shareholders with a sound and profitable return, clients with value, service and stability, and employees with a positive and rewarding work environment, while contributing to the communities in which CWB operates. CWB plans to achieve its mission through the following strategic priorities:

- build upon the Think Western brand of service by ensuring CWB employees continue to manage customer relationships in the responsive and friendly CWB manner. CWB believes that experienced, knowledgeable and dedicated employees with a Think Western attitude are critical to building customer loyalty.
- ensure growth is focused, strategic and ultimately enhances shareholder value.
- reinforce industry leadership in cost efficiency, return on assets and credit losses by maintaining low-cost delivery capabilities, mitigating risks and ensuring continued rigorous credit risk management.
- leverage core profitability by the ongoing generation of lower cost deposits through the branch network and CWT.
- improve CWB's revenue diversification by further developing non-interest revenue sources in banking, trust and insurance operations through internal growth as well as strategic acquisitions.
- grow the contribution to earnings and revenues from the insurance segment through customer acquisition and retention and new distribution channels while continuing to focus on customer satisfaction, disciplined underwriting and cost control.
- maximize potential opportunities through co-branding, cross selling and controlled expansion into new markets.
- increase return on equity (ROE) through both an efficient capital structure and continued diversification into businesses with lower capital requirements, including residential mortgages, insurance and trust services. Benefits to ROE through organic growth in these areas may be accelerated by acquisitions that are available, accretive and a strategic fit with our current operations.
- maintain and reinforce CWB's reputation and public confidence through continued stakeholder communication, diligence in corporate governance practices and high standards in corporate reporting and accountability.

CWB's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are presented in Canadian dollars.

The following pages contain management's discussion of the financial performance of CWB, as well as a discussion of the performance of each operating segment and a summary of quarterly and fourth quarter results.

GROUP FINANCIAL PERFORMANCE

OVERVIEW

Highlights of 2006

- Surpassed all performance targets.
- Net income was a record $72.0 million, surpassing the benchmark set last year by 32%.
- Established a new efficiency ratio (teb) benchmark of 46.0%.
- Loans increased an exceptional 26%, marking 17 consecutive years of double-digit loan growth.
- Credit quality continued to be strong and consistent.
- Completed a $105 million issue of non-dilutive innovative Tier 1 capital in a private placement to institutional investors.
- Dividends paid to shareholders increased 32%.
- Return on equity improved 210 basis points to 14.8% due to strong financial results and a more efficient capital structure.

Table 1 – Select Annual Financial Information

($ thousands, except per share amounts)

	2006	2005	2004	Change from 2005 $	%
Key Performance Indicators					
Net income	$ 72,007	$ 54,391	$ 44,161	$ 17,616	32%
Earnings per share[1]					
Basic	2.34	1.80	1.65	0.54	30
Diluted	2.26	1.74	1.50	0.52	30
Provision for credit losses as a percentage of average loans	0.20%	0.24%	0.25%		(4) bp[4]
Efficiency ratio[3] (expenses to revenues) (teb)[2]	46.0	48.6	49.5		(260)
Efficiency ratio	46.9	49.7	50.8		(280)
Return on common shareholders' equity	14.8	12.7	12.9		210
Return on average total assets	1.12	1.03	0.97		9
Other Financial Information					
Total revenues (teb)[2]	$ 221,770	$ 185,881	$ 152,288	$ 35,889	19%
Total revenues	217,692	181,906	148,390	35,786	20
Total assets,	7,268,360	5,705,028	4,918,895	1,563,332	27
Subordinated debentures	198,126	128,126	110,600	70,000	55
Dividends[5]	0.500	0.380	0.375	0.120	32

[1] A stock dividend effecting a two-for-one split of the Bank's common shares was paid during 2005. All prior period common share and per common share information has been restated to reflect this effective split.

[2] See page 18 for a discussion of teb.

[3] A decrease in the ratio reflects improved efficiency.

[4] bp – basis points.

[5] The dividend policy was amended to be quarterly instead of semi-annually during the first quarter of fiscal 2004. The dividend rate for fiscal 2004 appears unusually high as it includes the last semi-annual dividend of $0.150 per share paid in the first quarter and quarterly dividends of $0.075 per share paid in subsequent quarters.

Net income for 2006 was a record $72.0 million, an increase of 32% over 2005. CWB benefited from the strong economies in our chosen western Canadian markets as well as organic growth resulting from increasing awareness of CWB's Think Western brand. The 32% increase in net income reflects 19% growth in total revenues (teb) driven by exceptional loan and very strong branch deposit growth. Credit quality remained strong and the provision for credit losses as a percentage of average loans was 20 basis points in 2006 and has averaged 24 basis points over the last five years. The efficiency ratio (teb) at 46.0% set a new benchmark for CWB and continued to lead the Canadian banking industry. Diluted earnings per share were $2.26 in 2006, compared to $1.74 last year, an increase of 30%. Return on shareholders' equity and return on assets improved to 14.8% and 1.12%, respectively, compared to 12.7% and 1.03% in 2005. Total dividends paid to shareholders increased 32% compared to 2005, with two increases in the quarterly dividend rate.

Total assets increased 27% from one year ago to reach $7,268 million. Loans increased by $1,192 million, or 26%, as the Bank's long history of double-digit annual loan growth continued. While still a relatively small portion of CWB's total loan portfolio, Optimum Mortgage, the alternative residential mortgage business, continued to expand with total outstandings increasing by 184% to $230 million. Ongoing strategies to increase branch-generated deposits were successful as balances kept pace with exceptional loan growth and increased 27%, with the lower cost demand and notice component up 28%. At October 31, 2006, branch deposits comprised 66% of total deposits, compared to 67% one year ago.

During 2006, CWB completed a $105 million issue of innovative Tier 1 capital (called WesTS), representing the first privately placed issue of its kind in Canada. The success of this placement underscores the market's ongoing confidence in CWB and provides a new and efficient source of capital to support future growth without diluting the interest of existing shareholders.

Outlook for Overall Financial Performance

The overall outlook for CWB in the coming year anticipates continued strong financial performance, realized in an environment of positive economic conditions and stable interest rates. High demand for resources is expected to continue to drive Alberta's robust economy with increasing economic activity also occurring in Saskatchewan and BC. Construction spending and elevated housing activity is prevalent in the west and BC is also benefiting from preparations for the 2010 Winter Olympics. These factors, while creating many positive economic benefits, also present challenges to CWB and its customers due to increasing costs and labour shortages. The Bank will maintain its established credit underwriting discipline and continue to monitor the overall loan portfolio to assess whether inflationary pressures are impacting productivity or the viability of the customer base. Another key strategy is to attract and retain employees who embrace CWB's Think Western approach to customer service.

A continued emphasis on core banking and trust operations as well as an increased contribution from Canadian Direct are expected to further strengthen the Bank's ability to drive growth and increase market recognition. Targets established for 2007 include net income growth of 20%, total revenue (teb) growth of 15% and loan growth of 14%.

NET INTEREST INCOME

Highlights of 2006

- Net interest income (teb) was a record $168.7 million, an increase of 20% over the prior year.
- Net interest margin (teb) was 2.62%, down from 2.66% in 2005.

Net interest income is the difference between interest and dividends earned on assets and interest expensed on deposits and other liabilities, including debentures. Net interest margin is net interest income as a percentage of average total assets.

Table 2 – Net Interest Income (teb)[1]

($ thousands)

	2006				2005			
	Average Balance	Mix	Interest	Interest Rate	Average Balance	Mix	Interest	Interest Rate
Assets								
Cash, securities and deposits with regulated financial institutions	$1,126,605	18%	$ 45,006	3.99%	$ 890,173	17%	$ 28,550	3.21%
Securities purchased under resale agreements	25,368	–	987	3.89	28,130	1	713	2.53
Loans								
Residential mortgages	1,125,617	18	65,109	5.78	792,460	15	42,074	5.31
Other loans	4,015,958	62	262,479	6.54	3,425,392	65	205,852	6.01
	5,141,575	80	327,588	6.37	4,217,852	80	247,926	5.88
Total interest bearing assets	6,293,548	98	373,581	5.94	5,136,155	98	277,189	5.40
Other assets	140,182	2	–	0.00	129,955	2	–	0.00
Total Assets	$6,433,730	100%	$ 373,581	5.81%	$5,266,110	100%	$ 277,189	5.26%
Liabilities								
Deposits								
Demand	$ 314,579	5%	$ –	0.00%	$ 222,935	4%	$ –	0.00%
Notice	1,099,376	17	27,791	2.53	854,301	16	12,923	1.51
Fixed term	4,105,566	64	164,710	4.01	3,440,141	66	116,395	3.38
Deposit from CWB Capital Trust	17,782	–	1,145	6.44	–	–	–	–
	5,537,303	86	193,646	3.50	4,517,377	86	129,318	2.86
Other liabilities	215,703	3	–	0.00	191,646	4	–	0.00
Subordinated debentures	194,237	3	11,251	5.79	128,839	2	7,551	5.86
Shareholders' equity	486,487	8	–	0.00	428,248	8	–	0.00
Total Liabilities and Equity	$6,433,730	100%	$ 204,897	3.19%	$5,266,110	100%	$ 136,869	2.61%
Total Assets/Net Interest Income	$6,433,730		$ 168,684	2.62%	$5,266,110		$ 140,320	2.66%

[1] See page 18 for a discussion of teb.

In 2006, net interest income (teb) increased 20% ($28.4 million), due to a 23% increase in average interest bearing assets, including 42% growth in residential mortgages with a strong contribution from Optimum Mortgage, the alternative residential mortgage business line. The four basis point decrease in margin to 2.62% reflects competitive pressures in pricing new loans, higher costs for debentures issued this year and increased liquidity levels, which more than offset the positive impact of strong growth in branch-generated deposits. The flat yield curve, which occurs when short-and long-term interest rates are almost the same, also restricts net interest margin expansion as changing the underlying terms of specific assets or liabilities has little impact and, hence, reduces the effectiveness of portfolio management within policy limitations. The average balance of lower cost demand and notice deposits increased 31% in 2006 and comprised 22% of average funding sources (liabilities and equity), compared to 20% in 2005.

The prime rate averaged 5.57% compared to 4.30% last year.

Outlook for Net Interest Income

In 2007, net interest income is anticipated to increase in response to the targeted loan growth of 14%. Net interest margin should remain within a relatively tight band, due to CWB's limited sensitivity to interest rate changes, ongoing challenges from a flat yield curve and a stable deposit mix. These expectations anticipate a modest decrease in the prime interest rate next year.

OTHER INCOME

Highlights of 2006

- Other income increased 17% ($7.5 million), with very strong growth in credit related and trust services fees.
- Other income represented 24% of total revenues (teb), compared to 25% in 2005.

Table 3 – Other Income

($ thousands)

	2006	2005	Change from 2005 $	Change from 2005 %
Insurance				
Net earned premiums	$ 81,674	$ 65,847	$ 15,827	24%
Commissions and processing fees	4,826	6,575	(1,749)	(27)
Net claims and adjustment expenses	(52,962)	(42,429)	(10,533)	25
Policy acquisition expenses	(18,334)	(16,397)	(1,937)	12
	15,204	13,596	1,608	12
Credit related	18,846	15,710	3,136	20
Trust services	10,809	8,009	2,800	35
Retail services	6,337	5,797	540	9
Foreign exchange	1,520	1,459	61	4
Gains on sales of securities	142	870	(728)	(84)
Other[1]	228	120	108	90
Total Other Income	$ 53,086	$ 45,561	$ 7,525	17%

[1] Includes gains/losses on land, buildings and equipment disposals and other miscellaneous non-interest revenues.

Other income was $53.1 million, an increase of 17% over 2005. Trust services and credit fees showed very strong growth this year with more modest growth realized from net insurance revenues and retail services fees. Trust services other income benefited from increased transactions completed by public companies and income trusts and the level of economic activity in Alberta. Credit related fee income for the year reflects increased lending activity associated with 26% loan growth. All sources of operational other income benefited from increased market share and customer acceptance in CWB's chosen markets. Gains on securities decreased by $0.7 million.

At October 31, 2006, there were unrealized losses in the securities portfolio of $0.3 million, compared to $0.5 million at the end of the prior year. The change in unrealized value from the prior year is almost entirely due to fluctuations in interest rates and the yield curve.

Other income as a percentage of total revenues (net interest income and other income) decreased slightly to 24% in 2006 from 25% in the prior year. Exceptional new loan volume drove an increase in net interest income that surpassed the growth in other income and resulted in a slight deterioration in revenue diversification.

Outlook for Other Income

Other income is expected to show continued growth in 2007 across all areas. The enhancement of banking related retail services will continue to be a focus in 2007, with the objective to increase fee income through expanded product offerings, additional transactional deposit accounts and the generation of new business. The retail strategy is supported by two full-service branches scheduled to open next year and ongoing development of the existing branch network. Trust services are expected to demonstrate continued strong growth in 2007, reflecting expansion in our existing markets and the opening of a CWT office to assist Ontario-based financial planners. Insurance top line revenue growth will benefit from the elimination of quota share reinsurance but the auto insurance market will continue to be challenged by the competitive environment in BC and regulatory changes in Alberta. To enhance growth in policies, CDI is developing new opportunities for alternative delivery channels.

NON-INTEREST EXPENSES AND EFFICIENCY

Highlights of 2006

- CWB set a new benchmark and continued to lead the Canadian banking industry with an efficiency ratio (teb) of 46.0%.
- Non-interest expenses increased $11.6 million over the prior year, with higher salaries and employee benefits required to support business growth and retain staff, accounting for 70% of the increase.

Table 4 – Non-interest Expenses and Efficiency Ratio

($ thousands)

	2006	2005	Change from 2005 $	Change from 2005 %
Salaries and Employee Benefits				
Salaries	$ 55,431	$ 46,357	$ 9,074	20%
Employee benefits	9,328	8,670	658	8
	64,759	55,027	9,732	18
Premises				
Rent	8,060	7,603	457	6
Depreciation	1,784	1,795	(11)	(1)
Other	1,516	1,502	14	1
	11,360	10,900	460	4
Equipment and Furniture				
Depreciation	2,922	3,006	(84)	(3)
Other	2,966	2,845	121	4
	5,888	5,851	37	1
General				
Professional fees and services	3,886	4,038	(152)	(4)
Marketing and business development	2,508	2,321	187	8
Postage and stationery	2,235	2,100	135	6
Capital and business taxes	2,139	2,063	76	4
Travel	1,496	1,391	105	8
Banking charges	1,194	1,206	(12)	(1)
General insurance	915	781	134	17
Regulatory costs	825	802	23	3
Communications	806	689	117	17
Other	4,038	3,252	786	24
	20,042	18,643	1,399	8
Total Non-interest Expenses	$ 102,049	$ 90,421	$ 11,628	13%
Efficiency Ratio (teb)[1]	46.0%	48.6%		(260)bp[2]

[1] Non-interest expenses as a percentage of total revenues (net interest income (teb) plus other income).

[2] bp – basis points.

Non-interest expenses increased 13% to $102.0 million in 2006. The increase primarily reflects higher staffing levels related to business growth, as well as annual salary adjustments and continued wage pressures due to strong economic conditions. Also included in salary expense is $1.2 million of additional non-cash stock based compensation expense relating to new option grants as well as $0.4 million relating to the implementation of new accounting requirements for options granted to employees who are eligible to retire within the option vesting period.

Excluding the impact of salaries and employee benefits, non-interest expenses were up 5% over the prior year.

The efficiency ratio (teb) was 46.0% in 2006, compared to 48.6% in the prior year. CWB established a new internal benchmark and continues to lead the Canadian banking industry in this measure. Non-interest expenses as a percentage of average assets decreased to 1.59% from 1.72% in 2005.

Outlook for Non-interest Expenses and Efficiency

The branch development program will continue in 2007 with new, full-service branches planned for Abbotsford, BC and Sherwood Park, Alberta, as well as ongoing expansion and upgrade of existing premises. The strength of the western Canadian economy will continue to make the recruitment and retention of staff a priority and annual salary increments of approximately 4.5% are anticipated. A 12% increase in full-time staff along with expected salary increases and enhancements to CWB's benefit plan are expected to be the primary drivers of 13% growth in non-interest expenses. Revenue growth should more than offset the impact of higher costs and CWB expects to continue to lead the Canadian banking industry in 2007 with an efficiency ratio (teb) of 46.0% or less.

INCOME AND CAPITAL TAXES

The provision for income taxes (teb) was 34.3% in 2006, a decrease from 36.3% in the prior year. The current year's provision includes a $2.0 million tax benefit from the resolution of a tax filing position taken in a prior year, partially offset by $1.2 million of tax expense related to the revaluation of future tax assets from the reduction of future federal and provincial income tax rates. The combination of these two items reduced the annual provision by 80 basis points. Lower effective income tax rates contributed a further 120 basis points to the reduction in the provision for income taxes. The provision before the teb adjustment was 31.7% this year, compared to 33.2% in 2005.

Future tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences between the carrying amount of the assets and liabilities and their values for tax purposes. The future income tax asset relates primarily to the general allowance for credit losses. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in future income taxes related to a change in tax rates are recognized in income in the period of the tax rate change.

Capital losses of $11.1 million (2005 – $11.1 million) are available to apply against future capital gains and have no expiry date. The tax benefit of these capital losses has not been recognized.

Table 5 – Capital Taxes

($ thousands)

	Capital Tax Rate	Capital Allocation	2006	2005	Change from 2005 $	Change from 2005 %
British Columbia	1.00%	27%	$ 1,348	$ 1,216	$ 132	11%
Alberta	n/a	68%	–	–	–	–
Saskatchewan	0.70%	4%	200	157	43	27
Manitoba	3.00%	1%	331	464	(133)	(29)
Total Capital Taxes			$ 1,879	$ 1,837	$ 42	2%

Capital taxes for 2006 totalled $1.9 million, an increase of 2% over 2005. The increase is primarily attributable to the increased capital associated with the retention of earnings and additional subordinated debentures.

The goods and services tax (GST) carries with it a significant cost to the Bank, as it does to all financial institutions. The majority of the Bank's activities, except leasing and trust services, are exempt under GST legislation and, thus, GST cannot be charged and collected from customers as occurs in the majority of Canadian businesses. As a result, the ability to recover the GST paid on most purchased goods and services is lost. The reduction of the GST rate by 1% to 6% effective July 1, 2006 had a very modest impact on the cost of operations.

Outlook

The effective tax rate (teb) is expected to be approximately 34% in 2007. Provincial capital tax is expected to increase due to the retention of earnings. Management is also encouraged by the growing awareness of tax policy-makers in Canada that capital taxes should be eliminated.

LOANS

Highlights of 2006

- Loans increased an exceptional 26%, marking CWB's 17th consecutive year of double-digit loan growth.
- Growth in residential mortgages, including Optimum Mortgage, of 39%.
- Growth in industrial and commercial loans of 25% and 17%, respectively.
- Growth in construction and real estate loans of 20%.
- Energy loans increased 110% to total $198 million.

Table 6 – Outstanding Loans by Type and by Provincial Location of Security

($ millions)

October 31, 2006	British Columbia	Alberta	Saskatchewan	Manitoba	Other Provinces	Total[1]	Composition Percentage
Loans to Individuals							
Residential mortgages[2]	$ 644	$ 538	$ 69	$ 39	$ 24	$ 1,314	23%
Other	58	111	17	4	–	190	3
	702	649	86	43	24	1,504	26
Loans to Businesses[3]							
Commercial	482	775	50	59	189	1,555	27
Construction and real estate[4]	538	808	54	62	1	1,463	25
Industrial	352	708	30	14	11	1,115	19
Energy	–	198	–	–	–	198	3
	1,372	2,489	134	135	201	4,331	74
Total Loans	$ 2,074	$ 3,138	$ 220	$ 178	$ 225	$ 5,835	100%
Composition Percentage	35%	54%	4%	3%	4%	100%	
October 31, 2005							
Loans to Individuals							
Residential mortgages[2]	$ 427	$ 398	$ 59	$ 28	$ 30	$ 942	20%
Other	52	91	14	3	–	160	4
	479	489	73	31	30	1,102	24
Loans to Businesses[3]							
Commercial	453	664	38	47	129	1,331	29
Construction and real estate[4]	437	663	51	64	4	1,219	26
Industrial	311	509	26	10	33	889	19
Energy	–	91	–	–	–	91	2
	1,201	1,927	115	121	166	3,530	76
Total Loans	$ 1,680	$ 2,416	$ 188	$ 152	$ 196	$ 4,632	100%
Composition Percentage	37%	52%	4%	3%	4%	100%	

[1] This table does not include an allocation of the allowance for credit losses or deferred revenue and premiums.

[2] Includes single-and multi-unit residential mortgages and project (interim) mortgages on residential property.

[3] Corporate loans (described below) are included in Loans to Businesses based on the security of the specific loan and the nature of the borrower's business.

[4] Includes commercial term mortgages and project (interim) mortgages for non-residential property.

Loans, excluding the allowance for credit losses, increased $1,203 million (26%) to total $5,835 million at year-end. There was exceptional, double-digit growth in all sectors in 2006, signifying the economic strength of chosen markets, CWB's increasing market share and customer acceptance of the Think Western service commitment.

The alternative residential mortgage business, branded Optimum Mortgage, continued its very strong progress this year, ending the year with $230 million in outstanding balances, an increase of $149 million. CWB's experience has been very encouraging despite additional competitors who entered the market this year, and the Bank will continue to focus resources on developing this profitable niche.

The mix of loan type shifted during the year (see Figure 1) with the level of growth in real estate project loans and residential mortgages exceeding that of commercial mortgages and general commercial loans. The geographical distribution of loans (see Figure 3) changed slightly year-over-year, reflecting the very strong economy in Alberta with 54% and 35% of the security based in Alberta and BC, respectively.

The Bank has developed a portfolio of loans, identified internally as corporate loans, through participation in select syndications, primarily structured and led by the major Canadian banks. This initiative has afforded the opportunity to participate in larger credits and, in some cases, provides a degree of geographic diversification. At October 31, 2006, the corporate loan portfolio, excluding syndicated energy loans, totalled $245 million (2005 – $177 million).

Figure 1 – Loans by Portfolio


General
Commercial 22%
Personal Loans
and Mortgages 12%
Corporate Loans 4%
Oil and Gas Production 3%
Equipment
Financing 20%
Real Estate
Project Loans 17%
Commercial Mortgages
Real Estate 22%

Outlook for Loans

In a return to a more normal double-digit level, the 2007 loan growth target is 14%. This is supported by expectations for continued economic strength throughout all our markets, ongoing success of Optimum Mortgage, the opening of two new full-service branches and ongoing expansion of the existing branch network.

CREDIT QUALITY

Highlights of 2006

- Credit quality remained exceptionally strong.
- Provision for credit losses decreased to 20 basis points of average loans, while net new specific provisions (excluding the increase in the general allowance) were negative due to a recovery on one commercial loan.
- Gross impaired loans were below the low end of the expected range at 18 basis points of total loans, compared to 25 basis points in 2005.
- Total allowance for credit losses represented 514% of gross impaired loans at year-end, reflecting the exceptionally low level of impaired loans and growth in the allowance.

Impaired Loans

As shown in Table 7, gross impaired loans totalled $10.4 million and represented 18 basis points of outstanding loans. The gross impaired loan portfolio decreased below the already historically low levels achieved in prior years, with recoveries exceeding write-offs this year.

Table 7 – Change in Gross Impaired Loans

($ thousands)

	2006	2005	Change from 2005
Gross impaired loans, beginning of year	$ 11,487	$ 24,890	$ (13,403)
Net new formations (reductions)	(1,885)	(6,503)	4,618
Write-offs, net of recoveries	801	(6,900)	7,701
Total	$ 10,403	$ 11,487	$ (1,084)
Gross Impaired Loans as a Percentage of Total Loans	0.18%	0.25%	(0.07)%

A consistent provision for credit losses in dollar terms representing 20 basis points of average loans for 2006 together with lower impaired loans has resulted in the allowance for credit losses exceeding gross impaired loans over the past four years. At October 31, 2006, the total allowance for credit losses exceeded gross impaired loans by $43.1 million (2005 – $31.0 million), which represented negative 75 basis points (2005 – negative 68 basis points) of net loans outstanding (see Figure 2), while the general allowance represents 80 basis points of risk-weighted assets (2005 – 77 basis points). The allowance for credit losses as a percentage of gross impaired loans (coverage ratio) increased to 514% (2005 – 370%).

Figure 2 – Net Impaired Loans as a Percentage of Net Loans Outstanding


(0.75%)
2006
(0.68%)
2005
(0.36%)
2004
(0.37%)
2003
2002
0.13%

The portfolio is reviewed regularly with credit decisions undertaken on a case-by-case basis to provide early identification of possible adverse trends. Loans that have become impaired are monitored closely with regular quarterly, or more frequent, review of each loan and its realization plan.

Outlook for Impaired Loans

The dollar level of gross impaired loans is expected to fluctuate over time within the Bank's range of acceptable levels as loans become impaired and are subsequently resolved. The total amount of gross impaired loans over the past two years has been exceptionally low and the absolute amount is expected to increase in future. There is no expectation of adverse change in the general trend of the portfolio for 2007.

Allowance for Credit Losses

Table 8 shows the year-over-year change in the allocation of the allowance for credit losses to specific provisions by category of impaired loans and to the general allowance for credit risk.

Table 8 – Allowance for Credit Losses

($ thousands)

	2006 Opening Balance	Write-Offs net of Recoveries[1]	Provision for Credit Losses	2006 Ending Balance
Specific Provisions				
Commercial	$ 4,017	$ (1,496)	$ (1,621)	$ 3,892
Real estate	722	–	(29)	693
Industrial	740	357	202	585
Consumer and personal	579	338	73	314
	6,058	(801)	(1,375)	5,484
General Allowance	36,462	–	11,575	48,037
Total	$ 42,520	$ (801)	$ 10,200	$ 53,521

[1] Recoveries in 2006 totalled $2,075 (2005 – $240).

The allowance for credit losses is maintained to absorb both identified and unidentified losses in the loan portfolio and at October 31, 2006 consists of $5.5 million in specific allowances and $48.0 million in the general allowance for credit losses. Specific allowances include the accumulated allowances for losses on identified impaired loans required to reduce the carrying value of those loans to their estimated realizable amount. The general allowance for credit risk includes allowances for future losses inherent in the portfolio that are not presently identifiable on an account-by-account basis. The general allowance represented 83 basis points of gross outstanding loans (2005 – 79 basis points) and 80 basis points of risk-weighted assets (2005 – 77 basis points). An assessment of the adequacy of the general allowance is conducted quarterly and measured against the five- and 10-year loan loss averages. In addition, a method of applying a progressive (increasing with higher risk) loss ratio range against groups of loans of a common risk rating is utilized to test the adequacy of the general allowance. The general allowance is expected to increase in strong economic times and decrease in weaker economic times as allowances are allocated to specific credits.

Policies and methodology governing the management of the general allowance are in place. The loan portfolio is delineated through the assignment of internal risk ratings to each borrower. The rating is based on assessments of key evaluation factors for the nature of the exposure applied on a consistent basis across the portfolio. The rating system has 12 levels of risk and ratings are updated at least annually for all loans, with the exception of consumer loans and single-unit residential mortgages. Development of additional methodology to support the testing of the adequacy of the general allowance will continue.

Outlook for Allowance for Credit Losses

Specific allowances will continue to be determined on an account-by-account basis and reviewed quarterly. Significant change to the level of the general allowance is not anticipated to result from further development of the methodology, assuming no material change in the portfolio's credit quality.

Provision for Credit Losses

The provision for credit losses represented 20 basis points of average loans in 2006 (see Table 9), a decrease from the five-year average of 24 basis points (10-year average – 23 basis points). The decrease in the provision as a percentage of average loans reflects the current strength of both the loan portfolio and the economy in Western Canada. Net new specific provisions (excluding the increase in the general allowance) represented negative three basis points of average loans in 2006 as the strong credit quality of the portfolio, combined with a large recovery realized on one commercial loan, resulted in all of the current year's provision for credit losses being allocated to the general allowance for credit losses. These results compare to the five-year trend when the specific provision for credit losses averaged 11 basis points (10-year average – 15 basis points) of average loans. The Bank has a long history of strong credit quality and low loan losses, both of which compare favourably to the Canadian banking industry. External factors that may impact Western Canada and the sectors in which the Bank's customers operate are continually analyzed. The overall outlook for western Canadian economies is positive and the quality of the loan portfolio is expected to remain strong.

Table 9 – Provision for Credit Losses

	2006	2005	2004	2003	2002
Provision for credit losses[1]	0.20%	0.24%	0.25%	0.25%	0.26%
Net new specific provisions (net recovery)[2]	(0.03)	0.06	0.22	0.14	0.18
General allowance (thousands)	$ 48,037	$ 36,462	$ 28,816	$ 27,558	$ 23,797
Coverage ratio[3]	514%	370%	158%	159%	88%

[1] As a percentage of average loans.

[2] Portion of the year's provision for credit losses allocated to specific provisions as a percentage of average loans.

[3] Allowance for credit losses as a percentage of gross impaired loans.

Outlook for Provision for Credit Losses

The provision for expected growth, losses is expected to be no more than 20 basis points of average loans in 2007, consistent with 2006. The provision reflects an assessment of the expected growth, current strength of the portfolio and adequacy of the general allowance for credit losses and will continue to be reviewed on a quarterly basis.

Diversification of Portfolio

Total Advances Based on Location of Security (also see Table 6)

Figure 3 – Geographical Distribution of Loans[1]


British Columbia 35%
Alberta 54%
Saskatchewan 4%
Manitoba 3%
Other 4%

[1] Includes letters of credit.

The following table illustrates the diversification in lending operations by industry sector.

Table 10 – Total Advances Based on Industry Sector[1]

% at October 31

	2006	2005
Real estate operations	21%	25%
Construction	20	18
Consumer loans and residential mortgages[2]	13	11
Transportation and storage	7	8
Hotel/motel	6	5
Oil and gas (production)	4	2
Finance and insurance	4	2
Manufacturing	4	5
Logging/forestry	4	3
Oil and gas (service)	3	4
Other services	3	4
Retail trade	3	3
Wholesale trade	2	2
Other	6	8
Total	100%	100%

[1] Table is based on the Standard Industrial Classification (SIC) codes.

[2] Residential mortgages in this table include only single-family properties.

[3] The Bank does not engage in direct lending to the agricultural sector.

Management of the loan portfolio includes the strategy of focusing on areas of demonstrated lending expertise and avoiding over-concentrations in one geographic area or industry sector. The portfolio is well diversified with a mix of commercial and personal business. Equipment financing units are set up within branches or as stand-alone operations, while oil and gas production lending is conducted by specialists in the Calgary market. In addition to these areas, real estate divisions are established in the major centres in which the Bank operates. A specialized group manages Optimum Mortgage, the alternative residential mortgage business, with administration based in Edmonton.

Outlook for Diversification of Portfolio

Portfolio diversification by industry sector and geographic location is expected to remain relatively consistent with growth in all sectors.

DEPOSITS

Highlights of 2006

- Lower cost personal deposits increased 19%.
- Business and government deposits increased 37%.
- Branch and trust generated deposits increased 27% and represent a consistent proportion of the total portfolio compared to one year ago.

Table 11 – Deposits

($ thousands)

	Demand	Notice	Term	2006 Total	% of Total
Personal	$ 13,765	$ 426,546	$ 3,138,917	$ 3,579,228	57%
Business and government	423,069	790,142	1,381,605	2,594,816	41
Deposit taking institutions	–	–	17,963	17,963	–
Deposit from CWB Capital Trust[1]	–	–	105,000	105,000	2
Total Deposits	$ 436,834	$ 1,216,688	$ 4,643,485	$ 6,297,007	100%
% of Total	7%	19%	74%	100%	

	Demand	Notice	Term	2005 Total	% of Total
Personal	$ 14,947	$ 400,279	$ 2,581,835	$ 2,997,061	61%
Business and government	256,174	615,588	1,028,510	1,900,272	39
Deposit taking institutions	–	–	15,974	15,974	–
Total Deposits	$ 271,121	$ 1,015,867	$ 3,626,319	$ 4,913,307	100%
% of Total	5%	21%	74%	100%	

[1] The senior deposit note of $105 million issued to Canadian Western Bank Capital Trust (CWB Capital Trust) is reflected as a deposit payable on a fixed date. This senior deposit note bears interest at an annual rate of 6.199% until December 31, 2016 and thereafter at the CDOR 180-day Bankers' Acceptance Rate plus 2.55%. This note is redeemable at the Bank's option, in whole or in part, on and after December 31, 2011, or earlier in certain specified circumstances, both subject to the approval of OSFI. Each one thousand dollars of WesTS note principal is convertible at any time into 40 non-cumulative redeemable CWB First Preferred Shares Series 1 of the Bank at the option of CWB Capital Trust. CWB Capital Trust will exercise this conversion right in circumstances in which holders of WesTS exercise their holder exchange right. See the Capital Management discussion or Note 14 to the consolidated financial statements for more information on WesTS and CWB Capital Trust.

Deposits totalled $6,297 million at October 31, 2006, an increase of 28% ($1,384 million) over the prior year. All sources of deposits increased in real dollar terms in 2006 with very strong 37% growth in deposits from business and government and a healthy 19% growth in personal deposits. Strong economies in CWB's chosen markets resulted in a significant increase in larger commercial and wholesale balances, which can be subject to greater fluctuation, creating new challenges for liquidity management (see the Liquidity Management Section). Deposit growth also reflects CWB's ongoing retail initiative and the growing demand for the Think Western brand of customer service.

Table 12 – Deposits by Source

(as a percentage of total deposits at October 31)

	2006	2005	2004	2003	2002
Branches	66%	67%	57%	54%	53%
Deposit agents	30	32	42	44	45
Wholesale	2	1	1	2	2
Deposit from CWB Capital Trust	2	–	–	–	–
Total	100%	100%	100%	100%	100%

Deposits are primarily generated from the branch network (including CWT) and an agent network. Increasing deposits generated by the branch network and, in particular, the lower cost component, is a continued focus due to the positive impact on earnings as well as the underlying relationship that is developed with the customer. Agent deposits, which are primarily rate driven, are more expensive because a commission is paid, but this added cost is countered by a reduced need for a more extensive branch network. Corporate wholesale deposits represent larger deposits raised through CWB's corporate office rather than the branch network. In 2006, branch and trust generated deposits increased 27% and, at 66% of total deposits, remained consistent with levels one year ago.

Outlook for Deposits

A strong western Canadian economy has contributed to large balances of funds on deposit by commercial customers, which can be subject to greater fluctuation. Increasing branch-raised deposits (including CWT) from an ongoing retail focus will continue in 2007, with particular emphasis on the lower cost demand and notice component, which has associated transactional fee income and provides significant leverage to core profitability through lower funding costs. Effectively managing liabilities and the resulting liquidity will remain a key management objective next year.

OTHER ASSETS AND OTHER LIABILITIES

At year-end, other assets totalled $154 million (2005 – $139 million). CDI's insurance related other assets were $57 million (2005 – $57 million) and consisted primarily of instalment premiums receivable as well as reinsurers' share of unpaid claims and unearned premiums. Other assets at October 31, 2006 also included goodwill and intangible assets of $6.9 million and $3.2 million, respectively.

Other liabilities totalled $254 million at October 31, 2006 (2005 – $206 million). CDI's insurance related other liabilities were $121 million (2005 – $108 million) and consisted primarily of provisions for unpaid claims and adjustment expenses and unearned premiums.

LIQUIDITY MANAGEMENT

A schedule outlining the consolidated securities portfolio at October 31, 2006 is provided in Note 3 to the consolidated financial statements. A conservative policy is maintained in this area with

- all investments, other than preferred shares and those securities categorized as "other marketable securities", are limited to high quality debt securities and short-term money market instruments to meet objectives of liquidity management and provide an appropriate return;
- specific investment criteria and procedures for management of the securities portfolio;
- regular review, monitoring and approval by the Asset Liability Committee (ALCO) of policies regarding these investments and annual review and approval by the Board of Directors; and
- quarterly reporting to the Board of Directors on the securities portfolio.

Table 13 – Liquid Assets

($ thousands)

	2006	2005	*Change from* 2005
Cash	$ 9,070	$ 2,759	$ 6,311
Deposits with regulated financial institutions	428,435	228,441	199,994
Cheques and other items in transit	789	4,954	(4,165)
Total Cash Resources	438,294	236,154	202,140
Securities purchased under resale agreements	9,000	36,940	(27,940)
Government of Canada treasury bills	213,083	200,318	12,765
Government of Canada, provincial and municipal bonds, term to maturity 1 year or less	222,559	163,341	59,218
Government of Canada, provincial and municipal bonds, term to maturity more than 1 year	67,576	103,320	(35,744)
Preferred shares	191,581	121,085	70,496
Other marketable securities	188,044	111,993	76,051
Total Securities Purchased Under Resale Agreements and Marketable Securities	891,843	736,997	154,846
Total Liquid Assets	$ 1,330,137	$ 973,151	$ 356,986
Total Assets	$ 7,268,360	$ 5,705,028	$ 1,563,332
Liquid Assets as a Percentage of Total Assets	18.3%	17.1%	1.2%
Total Deposit Liabilities	$ 6,297,007	$ 4,913,307	$ 1,383,700
Liquid Assets as a Percentage of Total Deposit Liabilities	21.1%	19.8%	1.3%

As shown in Table 13, liquid assets comprised of cash, interbank deposits, securities purchased under resale agreements and marketable securities totalled $1,330 million at October 31, 2006, an increase of $357 million from October 31, 2005. The increase reflected changes in liquidity resulting from growth in total deposits, shifts in the deposit portfolio mix and continued strong anticipated loan fundings. Liquid assets represented 18.3% (2005 – 17.1%) of total assets and 21.1% (2005 – 19.8%) of total deposit liabilities at that date.

Highlights of the composition of liquid assets at October 31, 2006 follow:

- for yield enhancement and matching purposes, maturities within one year decreased to 66% (2005 – 69%) of liquid assets or $879 million (2005 – $673 million);
- Government of Canada, provincial and municipal debt securities decreased to 38% (2005 – 48%) of liquid assets;
- deposits with regulated financial institutions, including Bankers' Acceptances, increased to 32% (2005 – 24%) of liquid assets;
- preferred shares increased to 14% (2005 – 12%) of liquid assets; and
- other marketable securities increased to 14% of liquid assets (2005 – 12%).

Included in liquid assets are securities purchased under resale agreements. These are short-term advances, typically no more than a few days in duration, to securities dealers and require the dealer to repurchase the securities, which are comprised of treasury bills or other high quality liquid securities.

Short-term uncommitted facilities have been arranged with a number of financial institutions. The government insured/guaranteed mortgage portfolios held by the Bank also represent a potential source of liquidity. CWB may also enter into reverse repurchase agreements as a source of short-term liquidity. These are short-term borrowings from securities dealers and require repurchase of the securities typically in a few days.

As noted earlier, the increased volume of larger, commercial client deposits, which may be subject to more volatility, is posing ongoing challenges. One of the underlying objectives of the annual review of liquidity management policies to be undertaken in the second quarter of 2007 is to balance prudent management with efficient maximization of shareholder value.

The primary source of new funding is the issuance of deposit instruments. A summary of outstanding deposits by contractual maturity date is presented in Tables 14 and 15.

Table 14 – Deposit Maturities Within One Year

($ millions)

October 31, 2006	Within 1 Month	1 to 3 Months	3 Months to 1 Year	Cumulative Within 1 Year
Demand deposits	$ 437	$ –	$ –	$ 437
Notice deposits	1,217	–	–	1,217
Deposits payable on a fixed date	1,245	592	1,210	3,047
Total	$ 2,899	$ 592	$ 1,210	$ 4,701
October 31, 2005 Total	$ 2,039	$ 436	$ 1,071	$ 3,546

Table 15 – Total Deposit Maturities

($ millions)

October 31, 2006	Within 1 Year	1 to 2 Years	2 to 3 Years	3 to 4 Years	4 to 5 Years	More than 5 Years	Total
Demand deposits	$ 437	$ –	$ –	$ –	$ –	$ –	$ 437
Notice deposits	1,217	–	–	–	–	–	1,217
Deposits payable on a fixed date	3,047	702	441	197	151	–	4,538
Deposit from CWB Capital Trust	–	–	–	–	–	105	105
Total	$ 4,701	$ 702	$ 441	$ 197	$ 151	$ 105	$ 6,297
October 31, 2005 Total	$ 3,546	$ 684	$ 384	$ 170	$ 129	$ –	$ 4,913

A breakdown of deposits by source is provided in Table 12. Target limits by source have been established as part of the overall liquidity policy and are monitored to ensure an acceptable level of diversification in funding sources is maintained. The Bank continues to aggressively pursue deposits through its branch network as the core funding source. However, the total dollar value of agent-generated deposits could still increase even though funding from this source has decreased as a percentage of total deposit liabilities in the past three years. CWT raises deposits through notice accounts, comprised primarily of cash balances held in self-directed accounts, corporate trust deposit and through the Bank's branch network. At October 31, 2006, trust notice account balances totalled $312 million (2005 – $277 million).

In addition to deposit liabilities, CWB has subordinated debentures outstanding that are presented in the table below.

Table 16 – Subordinated Debentures Outstanding

($ thousands)

Interest Rate	Maturity Date	Earliest Date Redeemable by CWB	2006	2005
6.850%[1]	June 30, 2012	June 30, 2007	$ 3,126	$ 3,126
5.660%[2]	July 7, 2013	July 8, 2008	30,000	30,000
5.960%[2]	October 24, 2013	October 25, 2008	35,000	35,000
5.550%[3]	November 19, 2014	November 20, 2009	60,000	60,000
5.426%[4]	November 21, 2015	November 22, 2010	70,000	–
Total			$ 198,126	$ 128,126

[1] This conventional debenture has a 10-year term with a fixed interest rate for the first five years. Thereafter, unless the terms are amended or the debenture is redeemed by the Bank, interest will be payable at a rate equal to the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 100 basis points.

[2] These conventional debentures have a 10-year term with a fixed interest rate for the first five years. Thereafter, the interest rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 175 basis points.

[3] These conventional debentures have a 10-year term with a fixed interest rate for the first five years. Thereafter, the interest rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 160 basis points.

[4] These conventional debentures have a 10-year term with a fixed interest rate for the first five years. Thereafter, the interest rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 180 basis points.

CAPITAL MANAGEMENT

Highlights of 2006

- Capital adequacy ratios at October 31, 2006 of 13.7% total and 10.1% Tier 1.
- Increased quarterly cash dividend 20% in December 2005 to $0.12 per common share and a further 17% in September 2006 to $0.14 per common share.
- Issued $70 million of conventional subordinated debentures in November 2005.
- Issued $105 million of innovative Tier 1 capital (WesTS) in August 2006.

Subsequent Highlights

- Announced 14% increase in the quarterly dividend to $0.16 per common share payable in early January 2007.
- Announced stock dividend payable in mid-January 2007 that will effectively achieve a two-for-one stock split of CWB's common shares.

OSFI requires banks to measure capital adequacy in accordance with instructions for determining risk-adjusted capital and risk-weighted assets, including off-balance sheet commitments. Based on the deemed credit risk of each type of asset, a weighting of 0% to 100% is assigned. As an example, a loan that is fully insured by the Canada Mortgage and Housing Corporation (CMHC) is applied a risk weighting of 0% as the Bank's risk of loss is nil, while uninsured commercial loans are assigned a risk weighting of 100% to reflect the higher level of risk associated with this type of asset. The ratio of regulatory capital to risk-weighted assets is calculated and compared to OSFI's standards for Canadian financial institutions. Off-balance sheet assets, such as derivatives and some credit commitments, are included in the calculation of risk-weighted assets and both the credit risk equivalent and the risk-weight calculations are prescribed by OSFI. As Canadian Direct is subject to separate OSFI capital requirements specific to insurance companies, the Bank's investment in CDI is deducted from total capital and CDI's assets are excluded from the calculation of risk-weighted assets.

Published regulatory guidelines require banks to maintain a minimum ratio of capital to risk-weighted assets and off-balance sheet items of 8%, of which 4% must be core capital (Tier 1) and the remainder supplementary capital (Tier 2). However, OSFI has established that Canadian banks need to maintain a minimum total capital adequacy ratio of 10% with a Tier 1 ratio of not less than 7%. CWB's Tier 1 capital is comprised of common shareholders' equity and innovative capital (to a regulatory maximum of 15% of net Tier 1 capital) while Tier 2 capital includes subordinated debentures (to the regulatory maximum amount of 50% of Tier 1 capital), an inclusion of the general allowance for credit losses at a prescribed inclusion rate based on risk-weighted assets and the remaining innovative capital (if any). OSFI has authorized the inclusion of the Bank's general allowance in Tier 2A capital to a maximum of 87.5 basis points of risk-weighted assets.

The revised international framework for capital measurement and standards known as Basel II was published in June 2004. Basel II introduced some significant changes to the risk weighting of assets and calculation of regulatory capital. Basel II is scheduled to be implemented by the Canadian banking industry at the beginning of fiscal 2008. Basel II is not expected to have a significant impact on the Bank's overall required level of regulatory capital, although new procedures and system enhancements are under development to conform to the new framework.

Capital funds are managed in accordance with policies and plans that are regularly reviewed and approved by the Board of Directors and take into account forecast capital needs and markets. The goal is to maintain adequate regulatory capital to be considered well capitalized, protect customer deposits and provide capacity for internally generated growth and strategic opportunities that do not otherwise require accessing the public capital markets, all while providing a satisfactory return on equity for shareholders.

The Bank has a share incentive plan that is provided as an incentive to officers and employees who are in a position to materially impact the longer term financial success of the Bank as measured by share price appreciation and dividend yield. Note 16 to the consolidated financial statements details the number of shares under options outstanding, the weighted average exercise price and the amounts exercisable at year-end.

Table 17 – Capital Structure and Regulatory Ratios at Year-End
($ thousands)

	2006	2005	Change from 2005
Tier 1 Capital			
Capital stock	$ 215,349	$ 213,098	$ 2,251
Contributed surplus	6,340	2,810	3,530
Retained earnings	297,841	242,082	55,759
Innovative capital instrument[2]	91,031	–	91,031
Less goodwill of trust subsidiary	(3,679)	(3,679)	–
Total	606,882	454,311	152,571
Tier 2 Capital			
General allowance for credit losses (Tier A)[1]	48,037	36,462	11,575
Subordinated debentures (Tier B)	198,126	128,126	70,000
Innovative capital instrument[2]	13,969	–	13,969
Total	260,132	164,588	95,544
Less investment in insurance subsidiary	(40,253)	(33,430)	(6,823)
Total Regulatory Capital	$ 826,761	$ 585,469	$ 241,292
Regulatory Capital to Risk-weighted Assets			
Tier 1 capital	10.1%	9.7%	0.4%
Tier 2 capital	4.3	3.4	0.9
Less investment in insurance subsidiary	(0.7)	(0.7)	0.0
Total Regulatory Capital Adequacy Ratio	13.7%	12.4%	1.3%
Assets to Regulatory Capital Multiple[3]	8.8	9.8	(1.0)

(1) Banks are allowed to include their general allowance for credit losses up to a prescribed percentage of risk-weighted assets in Tier 2A capital. The Bank has been granted an inclusion rate to a maximum of 0.875% of risk-weighted assets. At October 31, 2006, the Bank's general allowance represented 0.80% (2005 – 0.77%) of risk-weighted assets.

(2) Innovative capital may be included in Tier 1 capital to a maximum of 15% of net Tier 1 capital. Any excess innovative capital outstanding is included in Tier 2B capital.

(3) Total assets plus off-balance sheet credit instruments, such as letters of credit and guarantees, less goodwill divided by total regulatory capital.

Table 18 – Risk-weighted Assets

($ thousands)

	2006		2005	
	Balance	Risk-weighted	Balance	Risk-weighted
Balance Sheet Assets				
Cash resources	$ 438,294	$ 79,103	$ 236,154	$ 43,811
Securities	885,693	345,029	702,906	201,433
Securities purchased under resale agreements	9,000	–	36,940	–
Loans	5,781,837	5,305,763	4,590,263	4,185,963
Other assets	153,536	125,516	138,765	97,647
	$ 7,268,360	5,855,411	$ 5,705,028	4,528,854
Credit Instruments[1] (contract amounts)				
Guarantees and standby letters of credit[2]	$ 149,222	76,316	$ 127,608	74,830
Commitments to extend credit[3]	174,482	87,241	205,574	102,787
	$ 323,704	163,557	$ 333,182	177,617
Derivative Financial Instruments[4] (notional amounts)				
Interest rate contracts	$ 618,500	407	$ 607,500	738
Foreign exchange contracts	19,084	43	2,214	5
Equity contracts	9,570	272	14,540	339
	$ 647,154	722	$ 624,254	1,082
Total Risk-weighted Assets		$ 6,019,690		$ 4,707,553

(1) See Note 21 to the consolidated financial statements for further details.

(2) Includes guarantee for outstanding balance on business credit cards. See Note 20 to the consolidated financial statements for further details.

(3) Greater than one year only.

(4) See Note 26 to the consolidated financial statements for further details.

At October 31, 2006, the total capital adequacy ratio was 13.7% (2005 –12.4%), of which 10.1% (2005 – 9.7%) was Tier 1 capital. Total regulatory capital increased $227 million over 2005 from the combination of

- the issue of $105 million of innovative Tier 1 capital;
- the issue of $70 million of subordinated debentures;
- earnings, net of dividends, of $56.6 million;
- an increase in the general allowance for credit losses of $11.6 million;
- an increase in contributed surplus of $3.3 million related to the expensing of stock based compensation;
- the issue of $1.7 million in share capital upon the exercise of employee stock options; partially offset by
- a $6.8 million increase in the deduction for CWB's insurance subsidiary investment, calculated on the equity basis.

On August 31, 2006, Canadian Western Bank Capital Trust (CWB Capital Trust) a newly formed open-end trust with all voting trust capital securities held by the Bank, issued 105,000 non-voting trust capital securities - Series 1 (WesTS) in a private placement to institutional investors. The $105 million gross proceeds of the issue were used by CWB Capital Trust to acquire a $105 million deposit note from the Bank. Both the WesTS and deposit note will bear interest at 6.199% until December 31, 2016 and, thereafter, at the CDOR 180-day Bankers' Acceptance rate plus 2.55%.

The deposit note from CWB Capital Trust reflected in the consolidated financial statements of the Bank is included in Tier 1 regulatory capital subject to regulatory limits of 15% of net Tier 1 capital with the remainder included in Tier 2 capital (see Table 17). Additional information regarding CWB Capital Trust and the WesTS is provided in Note 14 to CWB's consolidated financial statements.

In December 2005, the quarterly dividend was increased to $0.12 per share, reflecting an increase of 20%. The quarterly dividend was further increased to $0.14 per share in September 2006.

Subsequent Events – Capital Management

On December 7, 2006, a quarterly cash dividend of $0.16 per share was declared, an increase of 14%. Also on this date, the Board of Directors declared a stock dividend that will effectively achieve a two-for-one split of CWB's common shares. The stock dividend will be paid subsequent to the above noted quarterly cash dividend, with each outstanding common share being entitled to one additional common share. By doubling the number of shares, it is anticipated there will be a corresponding reduction in the market price per share. The increase in shares outstanding makes CWB's common shares more affordable for investors, which should promote interest in the shares and broaden share ownership, events that can prove beneficial to all shareholders.

Outlook for Capital Management

CWB expects to remain well capitalized in 2007. An ongoing objective is to increase return on equity through the continued execution of CWB's key business strategies, including the maintenance of an efficient capital structure.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

On-balance sheet financial assets and liabilities are classified as securities, loans, deposits and subordinated debentures and are reported at amortized cost. The risks associated with these instruments are described under the credit quality, liquidity and risk management sections of this management's discussion and analysis. Market values for the securities held for liquidity purposes are reported in Note 3 to CWB's consolidated financial statements for fiscal 2006. Fair values for all on-and off-balance sheet financial assets and liabilities are provided in Notes 25 and 26, respectively, to the consolidated financial statements. Income and expenses are classified as to source, either securities or loans for income, and deposits or borrowed funds for expense. Trading gains or losses, which result from the disposition of financial instruments prior to their maturity date, are shown separately in other income.

ACQUISITIONS

There were no acquisitions in 2005 or 2006.

OFF-BALANCE SHEET ARRANGEMENTS

In the normal course of business, CWB is involved in off-balance sheet arrangements, which are in two main categories: derivative financial instruments and guarantees.

Derivative Financial Instruments

More detailed information on the nature of off-balance sheet derivative financial instruments is shown in Note 26 to CWB's consolidated financial statements.

The active use of interest rate contracts continues to be an integral component in managing the Bank's short-term gap position. Off-balance sheet derivative financial instruments are entered into only for the Bank's own account and CWB does not act as an intermediary in this market. Transactions are entered into on the basis of industry standard contracts with approved counterparties subject to periodic and at least annual review. Policies regarding the use of off-balance sheet financial instruments are approved, reviewed and monitored on a regular basis by ALCO and reviewed and approved by the Board of Directors at least annually.

Guarantees

Significant guarantees provided by CWB in the ordinary course of business include guarantees and standby letters of credit provided to third parties and commitments to extend credit to customers. CWB also issues business credit cards through an agreement with a third party card issuer and indemnifies the card issuer from loss if there is a default on the issuer's collection of the business credit card balances. More detailed information on guarantees is available in Note 21 to CWB's consolidated financial statements for 2006.

Table 19 – Derivative Financial Instrument

($ thousands)	2006	2005
Notional Amounts		
Interest rate contracts[1]	$ 618,500	$ 607,500
Equity contracts[2]	9,570	14,500
Foreign exchange contracts[3]	19,084	2,414
Total	$ 647,154	$ 624,414

[1] Interest rate contracts are used as hedging devices to manage interest rate risk. The outstanding contracts mature between November 2006 and September 2008. The total gross positive replacement cost of interest rate contracts was $98 (2005 – $676). This market value represents an unrealized gain, or the approximate payment the Bank would receive if these contracts were unwound and settled at that date.

[2] Equity contracts are used to offset the return paid to depositors on certain deposit products where the return is linked to a stock index. The outstanding contracts mature between February 2007 and March 2011. The total gross positive replacement cost was $593 (2005 – $530).

[3] U.S. dollar foreign exchange contracts are used from time to time to manage the difference between U.S. dollar assets and liabilities. At October 31, 2006, there were $17,030 U.S. (2005 – $1,881 U.S.) of forward foreign exchange contracts outstanding that mature between November 2006 and January 2007.

OPERATING SEGMENT REVIEW

CWB operates in two business segments: 1) banking and trust, and 2) insurance.

BANKING AND TRUST

Highlights of 2006

- Record net income that increased 32% over the prior year.
- Exceptional organic loan growth of 26%, the 17th consecutive year of double-digit growth.
- Strong and consistent credit quality.
- Branch and trust deposits increased 27%, with the lower cost demand and notice component up 28%.
- One full-service branch in Calgary, Alberta and an equipment financing centre in Cranbrook, BC were added to the network, in addition to significant expansion or upgrade to several existing branches.

The operations of the banking and trust segment include commercial and retail banking services as well as personal and corporate group trust services provided through the Bank's wholly owned subsidiaries, CWT and Valiant. With a focus on mid-market commercial banking, real estate financing, equipment financing and energy lending, CWB has built strong customer relationships and provides value-added services to businesses in key sectors across the West. The Bank also delivers a wide variety of financial products and services, including deposit accounts, investment products, credit and debit cards, personal loans and mortgages. Customer accessibility is provided though a network of 33 customer focused branches as well as via the Internet and telephone banking. CWT provides a varied range of products and services, including self-directed RRSPs and RRIFs, and corporate and group trust services to independent financial advisors, corporations and individuals. Through Valiant, a non-deposit taking specialty trust company, trust services include stock transfer and corporate trustee services provided to public companies and income trusts.

Table 20 – Banking and Trust Highlights

($ thousands)

	2006	2005	Change from 2005
Net interest income (teb)[1]	$ 165,249	$ 137,886	20%
Other income	37,791	31,721	19
Total revenues (teb)	203,040	169,607	20
Provision for credit losses	10,200	10,100	1
Non-interest expenses	93,711	82,382	14
Provision for income taxes (teb)	34,062	27,856	22
Net Income	$ 65,067	$ 49,269	32%
Efficiency ratio (teb)	46.2%	48.6%	(240)bp[2]
Net interest margin (teb)	2.63	2.68	(5)
Average loans ($ millions)[3]	$ 5,142	$ 4,218	22%
Average assets ($ millions)[3]	6,287	5,139	22

[1] See page 18 for a discussion of teb.

[2] bp – basis points.

[3] Loans and assets are disclosed on an average daily balance basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

This segment's net income for fiscal 2006 was a record $65.1 million, an increase of 32% over 2005. Net income before tax (teb) increased 29% with total revenue (teb) growth of $33.4 million (20%), partially offset by an $11.3 million (14%) increase in non-interest expenses. Income tax expense for the year includes a $2.0 million tax benefit from the resolution of a tax filing position taken in a prior year, partially offset by $1.1 million of tax expense related to the revaluation of future tax assets from the reduction of future federal and provincial income tax rates.

Growth in total revenues (teb) in the past year reflects exceptional organic loan growth of 26%, 28% growth in lower cost demand and notice deposits and increases in trust and credit fees of 35% and 20%, respectively. Non-interest expenses increased 14%, primarily reflecting higher staffing levels related to business growth, as well as annual salary adjustments and continued wage pressures due to strong economic conditions. Also included in salary expense this year is $1.2 million of additional non-cash, non-tax deductible stock based compensation expense relating to new option grants and another $0.4 million associated with the implementation of new accounting requirements for options granted to employees who are eligible to retire within the option vesting period. During 2006, a new full-service branch in Calgary, Alberta and one new equipment financing office in Cranbrook, BC were added to the branch network. Significant expansion and upgrade projects were undertaken in several other branches and the Vancouver operations of CWT and Valiant were relocated to new space that is shared with Canadian Direct.

Total revenue growth exceeded non-interest expense growth and improved the efficiency ratio (teb) for this segment to 46.2%, setting a new benchmark for CWB with an improvement over both the Bank's target for 2006 of 48% or less and 48.6% last year.

Trust operations through CWT continue to provide a solid contribution to lower cost notice deposits. Trust generated notice deposits totalled $312 million at the end of fiscal 2006, an increase of 13% over the prior year. Both CWT and Valiant hold assets under administration that total approximately $3,344 million at October 31, 2006, an increase of 26% over the prior year. Assets under administration are not reflected in the consolidated balance sheet (see also Note 22 to the consolidated financial statements). A portion of the assets under administration are held in investment accounts, including self-directed RRSP and RRIF accounts, which numbered 31,716 (2005 – 24,943), an increase of 27% from one year ago.

Figure 4 – Number of Investment Accounts


2006
31,716
2005
24,943
2004
18,803
2003
16,823
2002
14,674

Outlook for Banking and Trust

The growth prospects for this segment in 2007 are very good given the current positive economic outlook for Western Canada. This segment is expected to produce strong revenue growth, supported by 14% loan growth and increased lower cost branch-generated deposits. Trust fee income is expected to show solid growth in both personal and corporate trust services. Credit quality is also expected to remain strong.

INSURANCE

Highlights of 2006

- Celebrated its 10th anniversary of offering "better insurance for less money".
- Gross written premiums surpassed $100 million.
- Net income of $6.9 million, an increase of 35% from last year.
- Claims loss ratio of 65% and a combined ratio of 92%.
- Number of policies increased by 6% with a policy retention rate of 86%.

Canadian Direct was launched in May 1996 and was the first company in BC to offer customers auto insurance directly over the telephone, bypassing the traditional broker and agent. Canadian Direct now provides home and auto insurance products to almost 160,000 BC and Alberta policyholders through two dedicated call centres and over the Internet. Canadian Direct is currently developing strategies to expand alternative delivery channels.

Canadian Direct's mission is to provide customers with attractively priced products and excellent customer service – "better insurance for less money." CDI's core strategy is to use sophisticated underwriting selection criteria to offer more competitively priced insurance to better risk customers. The "Canadian Direct Insurance" brand is marketed using TV, radio and newspaper channels and has a very high level of brand awareness in the BC market, with growing awareness in the Alberta market. All claims are administered by Canadian Direct's head office in BC using modern imaging technology and effective workflow management to maintain a "paperless office" environment. This has enabled CDI to keep its claims expense ratio low without compromising customer satisfaction. CDI currently retains a high percentage of its business on renewal, which is a measure of its success in providing customers with a superior level of service at a competitive price. In 2006, CDI saw an increase in the customers purchasing auto insurance online due to discounts and a user friendly application system. This year, 24% of CDI's new BC auto customers purchased their policies online.

Table 21 – Insurance Highlights

($ thousands)

		2006		2005	Change from 2005
Net interest income (teb)[1]	$	3,435	$	2,434	41%
Other income					
Net earned premiums		81,674		65,847	24
Commissions and processing fees		4,826		6,575	(27)
Net claims and adjustment expenses		(52,962)		(42,429)	25
Policy acquisition costs		(18,334)		(16,397)	12
		15,204		13,596	12
Gain on sale of securities		91		244	(63)
Total revenues (teb)		18,730		16,274	15
Non-interest expenses		8,338		8,039	4
Provision for income taxes (teb)		3,452		3,113	11
Net income	$	6,940	$	5,122	36
Policies outstanding at October 31		158,965		149,947	6%
Gross written premiums	$	100,227	$	93,101	8
Claims loss ratio[2]		65		64	100bp[5]
Expense ratio[3]		27		27	–
Combined ratio[4]		92		91	100
Alberta automobile insurance risk sharing pools impact on net income before tax	$	310	$	(475)	165%
Average cash and securities[6]		87,052		68,435	27
Average total assets[6]		147,389		127,298	16

[1] See page 18 for a discussion of teb.

[2] Net claims and adjustment expenses as a percentage of net earned premiums.

[3] Policy acquisition costs and non-interest expenses net of commissions and processing fees as a percentage of net earned premiums.

[4] Sum of the claims loss and expense ratios.

[5] bp – basis points.

[6] Cash, securities and assets are disclosed on an average daily balance basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

Canadian Direct generated net income of $6.9 million in 2006, an increase of 35% from last year. The current year's results reflect net earned premium growth of 24%, primarily due to reduced use of quota share reinsurance. The claims loss ratio was 65%, up from 64% one year ago, while the expense ratio was unchanged. Net interest income increased 41% due to the continued reinvestment of earnings, while non-interest expense growth for the year was 4%. Policies outstanding grew by 6% in the year while the overall policy retention rate was unchanged at a strong 86%. Policy growth was impacted by pricing pressures from the Insurance Corporation of British Columbia (ICBC), the provincial provider of mandatory basic auto insurance to all BC consumers, that has resulted in a lower average premium per policy and slower growth in new policy sales. In Alberta, new policy growth has been strong.

Earnings were positively impacted by Canadian Direct's share of the Alberta auto insurance Risk Sharing Pools (the Pools) in 2006, which increased net income before tax by $0.3 million, compared to a reduction of $0.5 million last year. The Pools' results reflect a favourable adjustment to unpaid claims reserves based on revised estimated loss assumptions derived by the Pools' consulting actuary.

Effective November 1, 2005, CDI reduced its quota share reinsurance to 10% of gross retentions, including unearned premiums. Under the previous quota share reinsurance contract, quota share reinsurance was 20% of gross retentions.

During the year, the Alberta Insurance Rate Board announced the third reduction in the past 18 months in compulsory auto insurance premiums: a three percent reduction effective for policies issued or renewed after November 1, 2006. As occurred with the two previous mandated premium reductions, Canadian Direct was exempted from the most recent reduction after successfully demonstrating that it was already a low cost provider.

Outlook for Insurance Operations

Canadian Direct's outlook for 2007 is for modest growth in policies outstanding and premiums written while costs are controlled and in line with revenue growth. Challenges for CDI in BC will include dealing with pricing pressures on the optional auto insurance resulting from the pricing strategies adopted by ICBC. CDI will concentrate on customer retention strategies while considering new opportunities for customer acquisition for this important business line. In Alberta, challenges will include managing changes in the regulatory environment, as other competitors implement the November 1, 2006 premium reduction, and dealing with the unpredictable results experienced by the Pools. Recruitment and retention of call centre staff in the competitive Edmonton job market will be a continuing priority as will ensuring that CDI's market-leading customer satisfaction ratings are maintained. In addition, November storms in BC and Alberta and seasonal driving conditions are expected to negatively impact the claims loss ratio in the first quarter of 2007.

Overall financial targets for 2007 include continued growth in policies outstanding and double-digit growth in net earned premiums, as CDI has now phased out the use of quota share reinsurance arrangements. The claims loss ratio is targeted at 67%, which is in line with historical claims experience and considers the impact of competitive pressures on rates. The target for the combined ratio is 93%. CDI will continue to invest in new online technology in 2007 that is expected to generate efficiencies and expense savings in future years. CDI is currently developing strategies to expand alternative delivery channels, including an increased focus on Internet sales.

SUMMARY OF QUARTERLY RESULTS AND FOURTH QUARTER

QUARTERLY RESULTS

The financial results for each of the last eight quarters are summarized in the following table. In general, CWB's results reflect a consistent growth pattern.

Canadian Direct's business also exposes the Bank's quarterly financial results to some fluctuations. CDI is in the property and casualty insurance business, providing personal auto and home insurance to customers in BC and Alberta. The operating results for this business, which are primarily reflected in other income (see information for the insurance segment provided on page 37), are subject to seasonal weather conditions, including higher claims experience during winter driving months, cyclical patterns of the industry and other unpredictable developments, including natural catastrophes. In addition, CDI's share of results from the Alberta auto insurance risk sharing pools (the Pools) can result in unpredictable quarterly fluctuations.

Table 22 – Quarterly Financial Highlights

($ thousands, except per share amounts)

	2006				2005			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net interest income (teb)[1]	$ 45,970	$ 42,942	$ 40,058	$ 39,714	$ 37,408	$ 36,964	$ 33,306	$ 32,642
Less teb adjustment	1,194	1,039	973	872	1,336	956	883	800
Net interest income per financial statements	44,776	41,903	39,085	38,842	36,072	36,008	32,423	31,842
Other income	13,595	13,942	12,953	12,596	11,546	12,585	10,819	10,611
Total revenues (teb)	59,565	56,884	53,011	52,310	48,954	49,549	44,125	43,253
Total revenues	58,371	55,845	52,038	51,438	47,618	48,593	43,242	42,453
Net income	21,209	17,693	16,667	16,438	14,814	15,212	12,149	12,216
Return on common shareholders' equity (ROE)	16.5%	14.2%	14.3%	14.0%	13.0%	13.8%	11.7%	12.1%
Return on average total assets (ROA)	1.20	1.06	1.10	1.11	1.06	1.13	0.96	0.97
Earnings per common share								
Basic	$ 0.69	$ 0.57	$ 0.54	$ 0.54	$ 0.48	$ 0.50	$ 0.40	$ 0.42
Diluted	0.66	0.56	0.52	0.52	0.47	0.49	0.39	0.40
Efficiency ratio (teb)	45.0%	45.6%	47.1%	46.5%	48.8%	46.5%	50.3%	49.3%
Efficiency ratio	46.0	46.4	47.9	47.3	50.2	47.4	51.3	50.2
Net interest margin (teb)	2.59	2.58	2.64	2.68	2.67	2.75	2.64	2.59
Net interest margin	2.53	2.52	2.57	2.63	2.57	2.67	2.57	2.53
Provision for credit losses as a percentage of average loans	0.18	0.19	0.20	0.22	0.22	0.23	0.25	0.25

[1] teb – taxable equivalent basis, see definition on page 18.

FOURTH QUARTER OF 2006

In the fourth quarter of fiscal 2006, CWB posted record quarterly net income, marking its 74th consecutive quarter of profitability. Net income for the quarter was $21.2 million, an increase of 43% ($6.4 million) over the same quarter last year. The fourth quarter in 2006 included a $2.0 million ($0.06 per diluted share) tax benefit from the resolution of a tax filing position taken in a prior year. Net income before tax increased 34% over the same period last year. The quarter included the sixth consecutive quarter of record earnings from core banking and trust operations ($19.2 million) and a $2.0 million contribution from Canadian Direct. Canadian Direct's net income before tax for the quarter was positively impacted by a $0.9 million allocation from the Alberta Pools for auto insurance.

Fourth quarter diluted earnings per share increased 40% to $0.66 ($0.69 basic) from $0.47 ($0.48 basic) in the same quarter last year. Excluding the impact of the tax benefit, diluted earnings per share increased 28%. Return on assets was 1.20%, compared to 1.06% in the same quarter last year, while return on equity was 16.5%, compared to 13.0% one year ago.

Net interest income (teb) was $46.0 million for the quarter, an increase of 23% year-over-year. This increase primarily reflects 26% organic loan growth, partially offset by a decrease in the net interest margin (teb) to 2.59% from 2.67%. The lower margin reflects higher levels of lower yielding liquid assets, increased debenture costs and a shift in the deposit portfolio mix.

Other income was $13.6 million, up 18% over the same quarter last year. The increase reflects double-digit increases in trust services, net insurance, credit related and retail fees. Canadian Direct's results for the quarter were positively impacted by its share of the Pools.

Credit quality remained strong with the fourth quarter provision for credit losses at 18 basis points of average loans, compared to 22 basis points one year ago.

Non-interest expenses were $26.8 million, an increase of 12% over the same quarter last year. This increase primarily reflects higher staffing levels related to business growth, as well as annual salary adjustments and continued wage pressures due to strong economic conditions. Also included in salary expense in the fourth quarter was $0.4 million (before and after tax) of additional stock-based compensation relating to the implementation of new accounting requirements for options granted to employees who are eligible to retire within the option vesting period. CWB's industry leading efficiency ratio (teb), which measures non-interest expenses as a percentage of total revenues, set a new benchmark at 45.0% for the quarter, compared to 48.8% in the fourth quarter last year.

Fourth quarter earnings increased 20% over third quarter earnings of $17.7 million, or 2% excluding the combined impacts of the $2.0 million fourth quarter tax benefit and the $1.2 million additional tax expense recorded in the third quarter, which was related to the revaluation of future tax assets. Results in the fourth quarter also reflect $0.4 million of non-tax deductible stock-based compensation relating to new accounting requirements for options granted to employees eligible to retire before the option vesting date, as well as additional income tax expense due to a higher effective tax rate. Excluding the tax impacts, growth in the quarter was primarily driven by 6% loan growth. Total net interest income increased 7% due to loan growth and a one basis point increase in the net interest margin to 2.59%. In comparison to the previous quarter, other income decreased 2% ($0.3 million) due to lower credit fees. Non-interest expenses increased due to the additional stock-based compensation noted earlier as well as other initiatives.

ACCOUNTING POLICIES AND ESTIMATES

CRITICAL ACCOUNTING ESTIMATES

CWB's significant accounting policies are outlined in Note 1 of the consolidated financial statements. The policies discussed below are considered particularly important as they require management to make significant estimates or judgments, some of which may relate to matters that are inherently uncertain.

Allowance for Credit Losses

An allowance for credit losses is maintained to absorb probable credit related losses in the loan portfolio. This allowance reflects management's estimate of probable losses in the loan portfolio at the balance sheet date. In assessing existing credit losses, management must rely on estimates and exercise judgment regarding matters for which the ultimate outcome is unknown. These matters include economic factors, developments affecting particular industries and specific issues with respect to single borrowers. Changes in circumstances may cause future assessments of credit risk to be significantly different than current assessments and may require an increase or decrease in the allowance for credit losses. Establishing a range for the allowance for credit losses is difficult due to the number of uncertainties involved. The general allowance for credit losses is intended to address this uncertainty. At October 31, 2006, the Bank's total allowance for credit losses was $53.5 million (2005 – $42.5 million), which included a specific allowance of $5.5 million (2005 – $6.0 million) and a general allowance of $48.0 million (2005 – $36.5 million). Additional information on the process and methodology for determining the allowance for credit losses can be found in the discussion of credit quality on page 26 of this Management's Discussion and Analysis and Note 1(h) to the consolidated financial statements. This critical accounting estimate relates to CWB's banking and trust segment.

Provision for Unpaid Claims and Adjustment Expenses

A provision for unpaid claims is maintained, with the provision representing the amounts needed to provide for the estimated ultimate expected cost of settling claims related to insured events (both reported and unreported) that have occurred on or before each balance sheet date. A provision for adjustment expenses is also maintained, which represents the estimated ultimate expected costs of investigating, resolving and processing these claims. Estimated recoveries of these costs from reinsurance ceded are included in assets. The computation of these provisions takes into account the time value of money using discount rates based on projected investment income from the assets supporting the provisions. The process of determining the provision for unpaid claims and adjustment expenses necessarily involves risks that the actual results will deviate from the best estimates made. These risks vary in proportion to the length of the estimation period and the volatility of each component comprising the liabilities. To recognize the uncertainty in establishing these best estimates and to allow for possible deterioration in experience, actuaries are required to include explicit margins for adverse deviation in assumptions for asset defaults, reinvestment risk, claims development and recoverability of reinsurance balances. All provisions are periodically reviewed and evaluated in light of emerging claims experience and changing circumstances. Changes in circumstances may cause future assessments of unpaid claims and adjustment expenses to be significantly different than current assessments and may require an increase or decrease in the provision. In estimating the provision for unpaid claims and adjustment expenses a number of uncertainties are taken into account and assumptions made, which makes it difficult to estimate a range for the provision. Further, as noted above, the provision includes a margin for adverse deviations in assumptions. At October 31, 2006, the provision for unpaid claims and adjustment expenses totalled $62.6 million (2005 – $50.0 million). Additional information on the process and methodology for determining the provision for unpaid claims and adjustment expense can be found in Notes 1(k) and 17 to the consolidated financial statements. This critical estimate relates to CWB's insurance segment, Canadian Direct.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Changes to significant accounting policies since October 31, 2005 are provided in Note 2 to the consolidated financial statements. Specifically, the changes in fiscal 2006 related to new requirements for the recognition of stock-based compensation for options granted to employees eligible to retire before the option vesting date. The impact on CWB's financial statements from this change was not significant.

FUTURE CHANGES IN ACCOUNTING POLICIES

Financial Instruments

The Canadian Institute of Chartered Accountants (CICA) has issued new accounting standards: Financial Instruments – Recognition and Measurement, Hedges, and Comprehensive Income, which are effective for the Bank as of November 1, 2006. As a result of adopting these standards, a new category, accumulated other comprehensive income, will be added to shareholders' equity and certain unrealized gains and losses will be reported in other comprehensive income until realization.

Effective November 1, 2006, certain financial assets and liabilities will be measured at fair value and others at amortized cost. Any adjustment of the previous carrying amounts will be recognized as an adjustment to either accumulated other comprehensive income or retained earnings at November 1, 2006 and prior period consolidated financial statements will not be restated. CWB continues to determine the impact of these accounting changes on the consolidated financial statements of future periods. Based on the analysis completed to date, the significant components of CWB's implementation of the standards are expected to include

- Cash resources, securities and securities purchased under resale agreements have been designated as available for sale and will be recorded on the balance sheet at fair value with changes in fair value recorded in other comprehensive income.
- Derivative financial instruments will be recorded on the balance sheet at fair value as either other assets or other liabilities with changes in fair value related to the effective portion of cash flow interest rate hedges recorded in other comprehensive income.
- Loans, deposits and subordinated debentures will continue to be recorded at amortized cost.

Net income is not expected to change significantly as a result of the new accounting requirements but there will be potentially large swings in other comprehensive income on a quarterly basis as certain financial instruments are adjusted to market value.

International Financial Reporting Standards

The CICA plans to converge Canadian GAAP for public companies with International Financial Reporting Standards (IFRS) over a transition period expected to end in 2011. The impact of the transition to IFRS on the Bank's consolidated financial statements is not yet determinable.

RISK MANAGEMENT

OVERVIEW

Effective risk management is central to the ability to remain financially sound and profitable and includes identifying, assessing, managing and monitoring all forms of risk. CWB, like other financial institutions, is exposed to several factors that could adversely affect its business, financial condition or operating results, which may also influence an investor to buy, sell or hold CWB shares. Many of the risk factors are beyond CWB's control.

Senior management is responsible for establishing the framework for identifying risks and developing appropriate risk management policies and frameworks. The Board of Directors, either directly or through its committees, reviews and approves the key policies and implements specific reporting procedures to enable them to monitor ongoing compliance over significant risk areas. At least annually, a report on risks and risk management policies is presented to the Board and/or Board committees for review and assessment.

The Loans Committee of the Board, which maintains a close working relationship with the credit risk management group, is responsible for the

- review and approval of credit risk management policies;
- review and approval of loans in excess of delegated limits;
- review and monitoring of impaired and other less than satisfactory loans; and
- recommendation of the adequacy of the allowance for credit losses to the Audit Committee.

The Asset Liability Committee (ALCO) provides management oversight related to the risks of banking and trust operations, other than credit risk. ALCO is a management committee chaired by the executive with responsibility for Treasury, with the President and Chief Executive Officer (CEO) and other senior executives as members, and is responsible for

- ensuring that risks other than credit risk are identified and assessed and appropriate policies are in place and effective;
- the establishment and maintenance of policies and programs for liquidity management and control, funding sources, investments, foreign exchange risk, interest rate risk and derivatives and trust services risk; and
- regular meetings to review compliance and discuss strategy respecting diversification of product offerings and management of risks.

Asset liability management policies are approved and reviewed at least annually by the Board with quarterly status reporting also provided.

The Operations Committee meets regularly, is comprised of supervisory and management personnel from all areas of banking operations, and is chaired by a member of senior management. This committee is responsible for developing appropriate policies and procedures, including internal controls, respecting day-to-day, routine banking operations.

The internal audit department performs inspections in all areas of the Bank, including CWT, Valiant and CDI, and reports the results directly to senior management, as well as the Bank's CEO and Audit Committee. For CDI, inspection results are also reported directly to CDI's Audit Committee.

CREDIT RISK

Credit risk is the risk that a financial loss will be incurred due to the failure of a counterparty to discharge its contractual commitment or obligation to CWB. This risk can relate to balance sheet assets, such as loans, as well as off-balance sheet assets such as guarantees and letters of credit. To diversify the risk, the exposure to a single borrower or associated borrowers is limited, unless approved by the Board of Directors, to not more than 10% of the Bank's shareholders' equity and is presently set at $50 million ($60 million if amount in excess of $50 million is CMHC insured). Customers with larger borrowing requirements are accommodated through loan syndications with other financial institutions.

The Bank employs and is committed to a number of important principles to manage credit exposures, which include

- a Loans Committee of the Board whose duties include approval of lending policies, establishment of lending limits for the Bank, the delegation of lending limits and the approval of larger credits, as well as quarterly reports prepared by management on watch list loans, impaired loans, the adequacy of the allowance for credit losses, environmental risk and diversification of the portfolio;
- delegated lending authorities which are clearly communicated to personnel engaged in the credit granting process, a defined approval process for loans in excess of those limits and the review of larger credits by a senior management group prior to recommendation to the Loans Committee of the Board;
- credit policies, guidelines and directives which are communicated to all branches and officers whose activities and responsibilities include credit granting and risk assessment;
- appointment of personnel engaged in credit granting who are qualified, experienced bankers;
- a standardized credit risk rating classification established for all credits and reviewed not less than annually;
- annual reviews of individual credit facilities (excepting consumer loans and single-unit residential mortgages);
- quarterly review of risk diversification by geographic area, industry sector and product measured against assigned portfolio limits;
- pricing of credits commensurate with risk to ensure appropriate compensation;
- management of growth within quality objectives;
- early recognition of problem accounts and immediate implementation of steps to protect the safety of Bank funds;
- independent reviews of credit valuation, risk classification and credit management procedures by the internal audit group, which includes reporting the results to senior management, the CEO and the Audit Committee;
- detailed quarterly reviews of accounts rated less than satisfactory, including establishment of an action plan for each account; and
- completion of a watch list report recording accounts with evidence of weakness, an impaired loan report covering loans which show impairment to the point where a loss is possible.

Environmental Risk

The operations of the Bank do not have a material effect on the environment. However, a risk of default may occur if a borrower is unable to repay loans due to environmental cleanup costs. The Bank may become directly liable for cleanup costs when it is deemed to have taken control or ownership of a contaminated property. Risk assessment criteria and procedures are in place to manage environmental risks and these are communicated to lending personnel. Reports on environmental inspections and findings are reviewed by senior management and reported upon quarterly to the Board.

Portfolio Quality

The Bank's strategy is to maintain a quality portfolio. Efforts are directed toward achieving a wide diversification, engaging experienced personnel who provide a hands-on approach in credit granting, account management and quick action when problems develop. The lending focus is primarily directed to small-and medium-sized businesses and to individuals with operations conducted in the four western provinces. Relationship banking and "know your customer" are important tenets of account management. An appropriate financial return on the level of risk is fundamental. The Bank has developed a portfolio of loans, identified internally as corporate loans, through participation in select syndications, primarily structured and led by the major Canadian banks. This initiative has afforded the opportunity to participate in larger credits and, in some cases, provides a degree of geographic diversification.

LIQUIDITY RISK

Liquidity risk is the risk that CWB will not have sufficient cash to meet its obligations as they become due. This risk arises from fluctuations in cash flows from lending, deposit taking, investing and other activities. Effective liquidity management ensures that adequate cash is available to honour all cash outflow obligations while limiting the opportunity cost of holding short-term assets. Maintenance of a prudent liquidity base also provides flexibility to fund loan growth and react to other market opportunities.

Liquidity policies include

- measurement and forecast of cash flows;
- maintenance of a pool of high quality liquid assets;
- a stable base of core deposits from retail and commercial customers;
- limits on single deposits and sources of deposits;
- monitoring of wholesale demand and term deposits;
- diversification of funding sources; and
- an approved contingency plan.

Key features of liquidity management are

- daily monitoring of expected cash inflows and outflows and tracking and forecasting the liquidity position, including the flows from off-balance sheet items, on a forward four-month rolling basis;
- consideration of the term structure of assets and liabilities, with emphasis on deposit maturities, as well as expected loan fundings and other commitments to provide funds when determining required levels of liquidity; and
- separate management of the liquidity position of the Bank and CWT to ensure compliance with related party and other regulatory tests.

MARKET RISK

Market risk is the impact on earnings resulting from changes in financial market variables such as interest rates and foreign exchange rates. Market risk arises when making loans, taking deposits and making investments. CWB itself does not undertake trading activities and, therefore, does not have risks related to such activities as market making, arbitrage or proprietary trading. CWB's material market risks are confined to interest rates and foreign exchange as discussed below.

Interest Rate Risk

Interest rate risk or sensitivity is defined as the impact on net interest income, both current and future, resulting from a change in market interest rates. This risk and potential variability in earnings arises primarily when cash flows associated with interest sensitive assets and liabilities have different repricing dates. The differentials, or interest rate gaps, arise as a result of the financial intermediation process and reflect differences in term preferences on the part of borrowers and depositors.

A positive interest rate gap exists when interest sensitive assets exceed interest sensitive liabilities for a specific maturity or repricing period. A positive gap will result in an increase in net interest income when market interest rates rise since assets are reprice earlier than liabilities. The opposite impact will occur when market interest rates fall.

CWB's earnings are affected by the monetary policies of the Bank of Canada. Monetary policy decisions have an impact on the level of interest rates which can have an impact on earnings.

To manage interest rate risk arising as a result of the financial intermediation process, ALCO establishes policy guidelines for interest rate gap positions and meets regularly to monitor the Bank's position and decide future strategy. The objective is to manage the interest rate risk within prudent guidelines. Interest rate risk policies are approved and reviewed at least annually by the Board of Directors with quarterly reporting provided to the Board as to the gap position.

Exposure to interest rate risk is controlled by managing the size of the static gap positions between interest sensitive assets and interest sensitive liabilities for future periods. Gap analysis is supplemented by computer simulation of the asset liability portfolio structure, duration analysis and dollar estimates of net interest income sensitivity for periods of up to one year. The interest rate gap is measured at least monthly. Note 24 to the consolidated financial statements shows the consolidated gap position at October 31, 2006 for selected time intervals.

The gap analysis in Note 24 is a static measurement of interest rate sensitive gaps at a specific time. These gaps can change significantly in a short period of time. The impact of changes in market interest rates on earnings will depend upon the magnitude and rate of change in interest rates as well as the size and maturity structure of the cumulative interest rate gap position and management of those positions over time.

During the year, the one-year and under cumulative gap increased to negative 2.3% from negative 2.4% and the one-month and under gap decreased to negative 1.0% from positive 0.5%. At year-end, gaps were slightly negative although it is anticipated that the Bank's asset/liability position will continue such that rising interest rates would generally be neutral to or increase net interest income.

Interest sensitive assets matched against interest sensitive liabilities are managed on a relatively risk neutral duration basis. Non-interest rate sensitive assets, liabilities and shareholders' equity are managed at a target duration of between two and three years.

Of the $3,047 million in fixed term deposit liabilities maturing within one year from October 31, 2006, approximately $2,284 million (36% of total deposit liabilities) mature by April 30, 2007. The term in which maturing deposits are retained will have an impact on the future asset liability structure and, hence, interest rate sensitivity. Approximately $291 million of the fixed term deposit liabilities maturing within one month are floating rate redeemable deposits redeemable without penalty at any time.

The estimated sensitivity of net interest income to a change in interest rates is presented in Table 23. The amounts represent the estimated change in net interest income over the time period shown resulting from a one percentage point change in interest rates. If rates increase, the effect would be an increase in net interest income while the opposite would occur if rates decrease. The estimates are based on a number of assumptions and factors, which include

- a constant structure in the asset liability portfolio;
- interest rate changes affect interest sensitive assets and liabilities by the same amount and are applied at the appropriate repricing dates; and
- no early redemptions.

Year-over-year interest sensitivity decreased to 0.1% from 0.7% in 2005 as noted in Table 23.

Table 23 – Estimated Sensitivity of Net Interest Income as a Result of a One Percentage Point Change in Interest Rates

($ thousands)

Period	2006	2006
90 days	$ 315	$ 417
1 year	154	1,010
1 year percentage change	0.1%	0.7%

It is management's intention to continue to manage the asset liability structure and interest rate sensitivity through pricing and product policies to attract appropriate assets and liabilities as well as through the use of interest rate swaps or other appropriate hedging techniques (see discussion under Derivative Financial Instruments). Assets and liabilities having a term to maturity in excess of five years are subject to specific review and control and, with the exception of subordinated debentures and the deposit from CWB Capital Trust, were not material. The subordinated debentures, which are typically redeemed (subject to OSFI approval) after five years, and the deposit from CWB Capital Trust are discussed in Notes 13 and 14 to the consolidated financial statements.

Foreign Exchange Risk

Foreign exchange risk arises when there is a difference between assets and liabilities denominated in a foreign currency. In providing financial services to its customers, the Bank has assets and liabilities denominated in U.S. dollars. At October 31, 2006, assets denominated in U.S. dollars were 1.4% (2005 – 1.4%) of total assets and U.S. dollar liabilities were 1.3% (2005 – 1.4%) of total liabilities. Currencies other than U.S. dollars are not bought or sold other than to meet specific customer needs and, therefore, the Bank has virtually no exposure to currencies other than U.S. dollars.

Policies have been established which include limits on the maximum allowable differences between U.S. dollar assets and liabilities. The difference is measured daily and managed by use of U.S. dollar contracts or other means. Policy respecting foreign exchange exposure is reviewed and approved at least annually by the Board of Directors, and deviations from policy are reported to the Board and ALCO.

INSURANCE RISK

The Bank is exposed to insurance risk through its wholly owned subsidiary, CDI, which offers home and auto insurance to consumers in BC and Alberta. Accordingly, CDI's operations are subject to the elements of risk associated with these lines of business, which can cause fluctuations and uncertainties in earnings. These elements include cyclical patterns in the industry and unpredictable developments, including weather-related and other natural catastrophes. CDI carries reinsurance coverage as part of its strategy to manage these risks. The industry is also impacted by political, regulatory, legal and economic influences. The insurance business involves various types of insurance related risk, in particular, underwriting risk, pricing risk, claims risk, reinsurance risk and regulatory risk. Policies and procedures have been established to manage insurance related risk, as well as other categories of risk to which CDI is exposed. CDI's Board of Directors, either directly or through a Board committee, is responsible for reviewing and approving key policies and implementing reporting requirements to monitor compliance over significant areas.

Underwriting risk is the risk of financial loss due to inappropriate selection of customers and is reduced through controls built into CDI's rating and underwriting system. These controls include eligibility audits and a review by senior staff of exceptions. Pricing risk is the risk that products may be inappropriately priced due to actual experience not matching the assumptions made at the time pricing is determined. This is mitigated by regular underwriting reviews of product rate adequacy. Regulatory intervention may also impact rate adequacy.

Claims risk includes the risk of financial loss due to adverse deviation in the amount, frequency or timing of claims. Policies and procedures are in place to ensure that properly trained staff handle claims. However, the process for establishing the provision for unpaid claims may reflect significant judgment and uncertainty, especially with respect to liability claims. Factors such as inflation, claims settlement patterns, legislative activity and litigation trends may impact the actual claims amount as the claims are adjusted over time.

The risk that CDI might be exposed to large claims or to an accumulation of claims resulting from a natural catastrophe, such as a weather related or seismic event, is mitigated by reinsurance treaties that protect CDI from such risks. Reinsurance risk includes the risk that reinsurance counterparties are not financially strong and that underwriting strategies are inappropriately matched with reinsurance programs. CDI's reinsurance is only purchased from reinsurers meeting a certain minimum security rating. CDI's reinsurance treaties are properly matched to underwriting strategies through participation of senior underwriting staff in the process. CDI is dependent on the availability and pricing of its external reinsurance arrangements and this availability and global markets may impact pricing. If CDI is unable to renew such arrangements at favourable rates and to adequate limits then CDI may need to modify its underwriting practices or commitments.

In addition, as the insurance business is heavily regulated, CDI is exposed to regulatory risk. This is evidenced by continuing provincial government changes to auto insurance in Alberta. This risk is countered mainly by monitoring current developments and by actively participating in relevant bodies and associations in order to contribute CDI's perspective.

OPERATIONAL RISK

Operational risk is inherent in all business activities, including banking, trust and insurance operations. It is the potential for loss as a result of external events, human error or inadequacy or failure of processes, procedures or controls. Its impact can be financial loss, loss of reputation, loss of competitive position or regulatory penalties. CWB is exposed to operational risk from internal business activities, external threats and activities that are outsourced. While operational risk cannot be completely eliminated, proactive operational management is a key strategy to mitigate this risk. The financial measure of operational risk is actual losses incurred. No material losses occurred in 2006 or 2005.

Strategies to minimize and manage operational risk include

- a knowledgeable and experienced management team that is committed to the risk management policies and promoting an ethical culture;
- established whistleblower and employee code of conduct process;
- the adoption of the COSO for Smaller Business framework for internal control assessment;
- regular meetings of the Operations Committee, a management committee made up of supervisory and management personnel from all banking operational areas and chaired by a member of senior management, which is responsible for the development and recommendation of policies and procedures regarding day-to-day, routine banking operations;
- communication of the importance of effective risk management to all levels of staff through training and policy implementation;
- regular inspections for compliance and the effectiveness of procedural controls by a strong, independent internal audit team;
- centralized reporting of operating losses for risk assessment;
- implementation of policies and procedural controls appropriate to address identified risks and which include segregation of duties and built-in checks and balances;
- use of technology via automated systems with built-in controls;
- continual review and upgrade of systems and procedures; and
- updated and tested procedures and contingency plans for disaster recovery and business continuity.

In addition, the external auditors provide management and the Audit Committee with any recommendations for improvements to internal controls or procedures identified during their annual examination of the consolidated financial statements. CWB also maintains appropriate insurance coverage through a financial institution bond policy.

GENERAL BUSINESS AND ECONOMIC CONDITIONS

CWB primarily operates in Western Canada. As a result, its earnings are impacted by the general business and economic conditions of the four western provinces. The conditions include short-term and long-term interest rates, resource commodity prices, inflation, exchange rates, consumer, business and government spending, fluctuations in debt and capital markets, as well as the strength of the economies in which CWB and its customers operate.

LEVEL OF COMPETITION

CWB's performance is impacted by the level of competition in the markets in which it operates. Each of CWB's businesses operate in highly competitive markets. Customer retention may be influenced by many factors, including relative service levels, the prices and attributes of products and services, changes in products and services, and actions taken by competitors.

REGULATORY RISK

The businesses operated by CWB are highly regulated through laws and regulations that have been put in place by various federal and provincial governments and regulators. Changes to laws and regulations, including changes in their interpretation or implementation, could affect CWB by limiting the products or services it may provide and increasing the ability of competitors to compete with its products and services. Also, CWB's failure to comply with applicable laws and regulations could result in sanctions and financial penalties that could adversely impact its earnings and damage its reputation. CWB takes what it believes to be reasonable and prudent measures designed to ensure compliance with governing laws and regulations, including its legislative compliance framework. However, there is no guarantee that it will always be in compliance or deemed to be in compliance.

LITIGATION RISK

It is possible that litigation and, in particular, class action litigation may increase in Canada as a result of changes in Canadian securities laws. Litigation risk is also inherent in each of the business lines of the Bank, including trust services where CWT and Valiant act as trustee. Litigation risk cannot be eliminated, even if there is no legal cause of action. To mitigate litigation risk, the Bank and its subsidiaries continuously monitor and review their processes and procedures.

ACCURACY AND COMPLETENESS OF INFORMATION ON CUSTOMERS AND COUNTERPARTIES

CWB depends on the accuracy and completeness of information about customers and counterparties. In deciding whether to extend credit or enter into other transactions with customers and counterparties, CWB may rely on information furnished by them, including financial statements and other financial information. CWB may also rely on the representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on the reports of auditors. CWB's financial condition and earnings could be negatively impacted to the extent it relies on financial statements that do not comply with generally accepted accounting principles, that are materially misleading, or that do not fairly present, in all material respects, the financial condition and results of operations of the customers and counterparties.

ABILITY TO ATTRACT AND RETAIN KEY PERSONNEL

CWB's future performance depends to a large extent on its ability to attract and retain key employees. There is intense competition for the best people in the very strong western Canadian markets as well as in the financial services sector. Although human resources risk is actively managed, there is no assurance that CWB will be able to continue to attract and retain key personnel.

ABILITY TO EXECUTE GROWTH INITIATIVES

As part of its long-term corporate strategy, CWB intends to continue growing its business through a combination of organic growth and strategic acquisitions. The ability to successfully grow its business will be dependent on a number of factors, including identification of accretive new business or acquisition opportunities, negotiation of purchase agreements on satisfactory terms and prices, approval of acquisitions by regulatory authorities, securing satisfactory regulatory capital and financing arrangements, and integration of newly acquired operations into the existing business. All of these activities may be more difficult to implement or may take longer to execute than management anticipates. Further, any significant expansion of the business may increase the operating complexity and divert management's attention away from established or ongoing business activities. Any failure to manage acquisition strategies successfully could have a material adverse impact on CWB's business, financial condition and results of operations.

INFORMATION SYSTEMS AND TECHNOLOGY

CWB's business is highly dependent upon information technology systems. Third parties provide key components of infrastructure, such as Internet connections and access to external networks. Disruptions in the Bank's information technology systems, whether through internal or external factors, as well as disruptions in Internet, network access or other voice or data communication services provided by these third parties could adversely affect CWB's ability to deliver products and services to customers and otherwise conduct business.

REPUTATION RISK

Reputation risk is the risk to earnings and capital from negative public opinion. Negative public opinion can result from actual or alleged conduct in any number of activities, but often involves questions about business ethics and integrity, competence, corporate governance practices, quality and accuracy of financial reporting disclosures, or quality of products and service. Negative public opinion could adversely affect the ability to keep and attract customers and could expose CWB to litigation or regulatory action.

OTHER FACTORS

CWB cautions that the above discussion of risk factors is not exhaustive. Other factors beyond CWB's control that may affect future results include changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits, timely development and introduction of new products, and the anticipation of and success in managing the associated risks.

UPDATED SHARE INFORMATION

As at November 30, 2006, the Bank had 31,002,396 common shares outstanding. In addition, employee stock options have been issued which are or will be exercisable for up to 2,475,020 common shares (2,663,626 authorized) for maximum proceeds of $65.3 million.

On December 7, 2006, a quarterly cash dividend of $0.16 per share was declared payable on January 4, 2007 to shareholders of record on December 19, 2006. Also on this date, the Board of Directors declared a stock dividend payable on January 22, 2007 to shareholders of record on January 15, 2007 which, when paid, will effectively achieve a two-for-one stock split.

CONTROLS AND PROCEDURES

As of October 31, 2006, an evaluation was carried out of the effectiveness of the Bank's disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer will certify that the design and operating effectiveness of those disclosure controls and procedures were effective. Also at October 31, 2006, an evaluation was carried out of the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer will certify that the design of internal controls over financial reporting was effective. These evaluations were conducted in accordance with the standards of COSO for Smaller Business, a recognized control model, and the requirements of Multilateral Instrument 52-109 of the Canadian Securities Administrators.

There were no changes in the Bank's internal controls over financial reporting that occurred during the year ended October 31, 2006 that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

This Management's Discussion and Analysis is dated as of December 7, 2006.

FINANCIAL STATEMENTS

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Canadian Western Bank and related financial information presented in this annual report have been prepared by management, who are responsible for the integrity and fair presentation of the information presented which includes the consolidated financial statements, Management's Discussion and Analysis (MD&A) and other information. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles, including the requirements of the Bank Act and related rules and regulations issued by the Superintendent of Financial Institutions Canada. The MD&A has been prepared in accordance with the requirements of securities regulators, including National Instrument 51-102 of the Canadian Securities Administrators (CSA).

The consolidated financial statements, MD&A and related financial information reflect amounts which must, of necessity, be based on informed estimates and judgments of management with appropriate consideration to materiality. The financial information presented elsewhere in this annual report is fairly presented and consistent with that in the consolidated financial statements.

Management has designed the accounting system, and related internal controls and supporting procedures are maintained, to provide reasonable assurance that financial records are complete and accurate, assets are safeguarded and the Bank is in compliance with all regulatory requirements. These supporting procedures include the careful selection and training of qualified staff, defined division of responsibilities and accountability for performance, and the written communication of policies and guidelines of business conduct and risk management throughout the Bank.

We, as the Bank's Chief Executive Officer and Chief Financial Officer, will certify Canadian Western Bank's annual filings with the CSA as required by Multilateral Instrument 52-109 (Certification of Disclosure in Issuers' Annual and Interim Filings).

The system of internal controls is also supported by the internal audit department, which carries out periodic inspections of all aspects of the Bank's operations. The Chief Internal Auditor has full and free access to the Audit Committee and to the external auditors.

The Audit Committee, appointed by the Board of Directors, is comprised entirely of independent directors who are not officers or employees of the Bank. The Committee is responsible for reviewing the financial statements and annual report, including management's discussion and analysis of operations and financial condition, and recommending them to the Board of Directors for approval. Other key responsibilities of the Audit Committee include meeting with management, the Chief Internal Auditor and the external auditors to discuss the effectiveness of internal controls over the financial reporting process and the planning and results of the external audit. The Committee also meets regularly with the Chief Internal Auditor and the external auditors without management present.

The Conduct Review Committee, appointed by the Board of Directors is composed of directors who are not officers or employees of the Bank. Their responsibilities include reviewing related party transactions and reporting to the Board of Directors those transactions which may have a material impact on the Bank.

The Superintendent of Financial Institutions Canada, at least once a year, makes such examination and inquiry into the affairs of the Bank as he may deem necessary or expedient to satisfy himself that the provisions of the Bank Act, having reference to the safety of the depositors and policyholders of the Bank, are being duly observed and that the Bank is in a sound financial condition.

Deloitte & Touche LLP, the independent auditors appointed by the shareholders of the Bank, have performed an audit of the consolidated financial statements and their report follows. The external auditors have full and free access to, and meet periodically with, the Audit Committee to discuss their audit and matters arising therefrom.

Larry M. Pollock
President and Chief Executive Officer
December 7, 2006

Tracey C. Ball, CA
Executive Vice President and Chief Financial Officer

AUDITORS' REPORT

To The Shareholders of Canadian Western Bank

We have audited the Consolidated Balance Sheets of Canadian Western Bank as at October 31, 2006 and 2005 and the Consolidated Statements of Income, Changes in Shareholders' Equity and Cash Flow for the years then ended. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2006 and 2005 and the results of its operations and its cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP
Chartered Accountants
Edmonton, Alberta
December 1, 2006

CONSOLIDATED BALANCE SHEETS

As at October 31
($ thousands)

		2006	2005
Assets			
Cash Resources			
Cash		$ 9,070	$ 2,759
Deposits with regulated financial institutions		428,435	228,441
Cheques and other items in transit		789	4,954
		438,294	236,154
Securities	(Note 3)		
Issued or guaranteed by Canada		334,379	327,744
Issued or guaranteed by a province or municipality		168,839	139,235
Other securities		382,475	235,927
		885,693	702,906
Securities Purchased Under Resale Agreements		9,000	36,940
Loans	(Note 4)		
Residential mortgages		1,314,988	944,122
Other loans		4,520,370	3,688,661
		5,835,358	4,632,783
Allowance for credit losses	(Note 5)	(53,521)	(42,520)
		5,781,837	4,590,263
Other			
Land, buildings and equipment	(Note 6)	24,198	19,575
Goodwill	(Note 7)	6,933	6,933
Intangible assets	(Note 7)	3,224	3,766
Insurance related	(Note 8)	57,136	56,955
Other assets	(Note 9)	62,045	51,536
		153,536	138,765
Total Assets		$ 7,268,360	$ 5,705,028
Liabilities and Shareholders' Equity			
Deposits	(Note 10)		
Payable on demand		$ 436,834	$ 271,121
Payable after notice		1,216,688	1,015,867
Payable on a fixed date		4,538,485	3,626,319
Deposit from Canadian Western Bank Capital Trust	(Note 14)	105,000	–
		6,297,007	4,913,307
Other			
Cheques and other items in transit		27,474	19,990
Insurance related	(Note 11)	120,936	108,152
Other liabilities	(Note 12)	105,287	77,463
		253,697	205,605
Subordinated Debentures			
Conventional	(Note 13)	198,126	128,126
Shareholders' Equity			
Capital stock	(Note 15)	215,349	213,098
Contributed surplus	(Note 16)	6,340	2,810
Retained earnings		297,841	242,082
		519,530	457,990
Total Liabilities and Shareholders' Equity		$ 7,268,360	$ 5,705,028

Jack C. Donald
Chairman

Larry M. Pollock
President and Chief Executive Officer

CONSOLIDATED STATEMENTS OF INCOME

For the year ended October 31
($ thousands, except per share amounts)

		2006	2005
Interest Income			
Loans		$ 327,588	$ 247,926
Securities		30,701	20,893
Deposits with regulated financial institutions		11,214	4,395
		369,503	273,214
Interest Expense			
Deposits		193,647	129,318
Subordinated debentures		11,250	7,551
		204,897	136,869
Net Interest Income		164,606	136,345
Provision for Credit Losses	(Note 5)	10,200	10,100
Net Interest Income after Provision for Credit Losses		154,406	126,245
Other Income			
Credit related		18,846	15,710
Insurance, net	(Note 17)	15,204	13,596
Trust services		10,809	8,009
Retail services		6,337	5,797
Gains on sale of securities		142	870
Foreign exchange gains and other		1,748	1,579
		53,086	45,561
Net Interest and Other Income		207,492	171,806
Non-interest Expenses			
Salaries and employee benefits		64,759	55,027
Premises and equipment		17,248	16,751
Other expenses		18,163	16,806
Provincial capital taxes		1,879	1,837
		102,049	90,421
Net Income before Provision for Income Taxes		105,443	81,385
Provision for income taxes	(Note 19)	33,436	26,994
Net Income		$ 72,007	$ 54,391
Earnings Per Common Share	(Note 20)		
Basic		$ 2.34	$ 1.80
Diluted		2.26	1.74

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the year ended October 31
($ thousands)

		2006	2005
Capital Stock	(Note 15)		
Balance at beginning of year		$ 213,098	$ 167,125
Issued on exercise of employee stock options		1,669	3,480
Transferred from contributed surplus on the exercise or exchange of options		582	19
Issued on debenture conversions		–	42,474
Balance at end of year		215,349	213,098
Contributed Surplus			
Balance at beginning of year		2,810	1,159
Cumulative effect of adopting new accounting policy	(Note 2)	861	–
Amortization of fair value of employee stock options	(Note 16)	3,251	1,670
Transferred to capital stock on the exercise or exchange of options		(582)	(19)
Balance at end of year		6,340	2,810
Retained Earnings			
Balance at beginning of year		242,082	199,305
Cumulative effect of adopting new accounting policy	(Note 2)	(861)	–
Net income		72,007	54,391
Dividends		(15,387)	(11,573)
Share issue costs, net of income taxes of $166		–	(301)
Interest forgone on conversion by debenture holders, net of income taxes of $140		–	260
Balance at end of year		297,841	242,082
Total Shareholders' Equity		$ 519,530	$ 457,990

CONSOLIDATED STATEMENTS OF CASH FLOW

For the year ended October 31
($ thousands)

			2006		2005
Cash Flows from Operating Activities					
Net income		$	72,007	$	54,391
Adjustments to determine net cash flows:					
Provision for credit losses			10,200		10,100
Depreciation and amortization			5,248		5,344
Future income taxes, net			(3,094)		(3,900)
Gain on sale of securities, net			(142)		(870)
Accrued interest receivable and payable, net			14,869		(5,969)
Current income taxes payable, net			(5,624)		14,912
Other items, net			25,708		33,532
			119,172		107,540
Cash Flows from Financing Activities					
Deposits, net			1,278,700		645,519
Deposit from Canadian Western Bank Capital Trust	(Note 14)		105,000		–
Debentures issued	(Note 13)		70,000		60,000
Common shares issued	(Note 15)		1,669		3,480
Dividends			(15,387)		(11,573)
			1,439,982		697,426
Cash Flows from Investing Activities					
Interest bearing deposits with regulated financial institutions, net			(138,027)		(17,807)
Securities, purchased			(2,107,552)		(1,380,634)
Securities, sales proceeds			776,244		662,296
Securities, matured			1,149,972		553,083
Securities purchased under resale agreements, net			27,940		38,026
Loans, net			(1,201,774)		(670,249)
Land, buildings and equipment			(9,328)		(5,877)
			(1,502,525)		(821,162)
Change in Cash and Cash Equivalents			56,629		(16,196)
Cash and Cash Equivalents at Beginning of Year			3,590		19,786
Cash and Cash Equivalents at End of Year *		$	60,219	$	3,590
* Represented by:					
Cash resources		$	438,294	$	236,154
Non-operating, interest bearing deposits with regulated financial institutions			(350,601)		(212,574)
Cheques and other items in transit (included in Other Liabilities)			(27,474)		(19,990)
Cash and Cash Equivalents at End of Year		$	60,219	$	3,590

Supplemental Disclosure of Cash Flow Information				
Amount of interest paid in the year	$	182,971	$	139,356
Amount of income taxes paid in the year		42,154		16,777

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2006
($ thousands, except per share amounts)

. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements of Canadian Western Bank (CWB or the Bank) have been prepared in accordance with subsection 308 (4) of the Bank Act which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions Canada (OSFI), the financial statements are to be prepared in accordance with Canadian generally accepted accounting principles (GAAP). The significant accounting policies used in the preparation of these financial statements, including the accounting requirements of OSFI, are summarized below. These accounting policies conform, in all material respects, to Canadian GAAP.

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the year. Key areas of estimation where management has made subjective judgments, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments, goodwill and intangible assets, provision for unpaid claims and adjustment expenses, and the future income tax asset and liability. Therefore, actual results could differ from these estimates.

a) Basis of Consolidation

The consolidated financial statements include the assets, liabilities and results of operations of the Bank and all of its subsidiaries, after the elimination of intercompany transactions and balances. Subsidiaries are defined as corporations whose operations are controlled by the Bank and are corporations in which the Bank is the beneficial owner. See Note 29 for details of the subsidiaries.

b) Business Combinations, Goodwill and Other Intangible Assets

Business acquisitions are accounted for using the purchase method. Goodwill is the excess of the purchase price paid for the acquisition of a subsidiary over the fair value of the net assets acquired, including identifiable intangible assets. Goodwill and other intangibles with an indefinite life are not amortized, but are subject to a fair value impairment test at least annually. Other intangibles with a finite life are amortized to the statement of income over their expected lives not exceeding 10 years. These intangible assets are tested for impairment whenever circumstances indicate that the carrying amount may not be recoverable. Any impairment of goodwill or other intangible assets will be charged to the consolidated statement of income in the period of impairment.

c) Consolidation of Variable Interest Entities (VIEs)

Canadian Institute of Chartered Accountants (CICA) Accounting Guideline (AcG-15) provides a framework for identifying VIEs and requires the consolidation of VIEs if the Bank is the primary beneficiary of the VIE. The only special purpose entity in which the Bank participates is Canadian Western Bank Capital Trust (CWB Capital Trust) described in more detail in Note 14. As CWB is not the primary beneficiary of CWB Capital Trust, CWB Capital Trust is not consolidated in these financial statements.

d) Cash and Cash Equivalents

Cash and cash equivalents presented on the consolidated statements of cash flow include cash and non-interest bearing deposits with other banks, less cheques in transit.

e) Securities

Securities are held in either the investment account or the trading account.

Investment account securities are purchased with the original intention to hold the securities to maturity or until market conditions render alternative investments more attractive. Debt securities and preferred shares are stated at amortized cost and other equity securities are stated at cost or, if an impairment in value is other than temporary, at net realizable value. Gains and losses realized on disposal of securities and adjustments to record any other than temporary impairment in value are included in other income. Amortization of premiums and discounts are reported in interest income from securities in the consolidated statements of income.

Trading account securities, which are purchased for resale over a short period of time, are carried at estimated current market value. Gains and losses realized on disposal and adjustments to market value are reported in other income in the consolidated statements of income in the period during which they occur. There were no trading account securities at any time during the year.

f) Securities Purchased Under Resale Agreements and Securities Purchased Under Reverse Resale Agreements

Securities purchased under resale agreements represent a purchase of Government of Canada securities by the Bank effected with a simultaneous agreement to sell them back at a specified price on a future date, which is generally short term. Securities purchased under resale agreements are carried at cost. The difference between the cost of the purchase and the predetermined proceeds to be received on a resale agreement is recorded as security interest income.

Securities purchased under reverse resale agreements represent a sale of Government of Canada securities by the Bank effected with a simultaneous agreement to buy them back at a specified price on a future date, which is generally short term. Securities sold under reverse resale agreements are carried at cost. The difference between the proceeds of the sale and the predetermined cost to be paid on a resale agreement is recorded as deposit interest expense. There were no securities purchased under reverse resale agreements outstanding at year-end.

g) Loans

Loans are stated net of unearned income, unamortized premiums and an allowance for credit losses (Note 1(h)).

Interest income is recorded on the accrual basis except for loans classified as impaired. Loans are determined to be impaired when payments are contractually past due 90 days, or where the Bank has taken realization proceedings, or where the Bank's management is of the opinion that the loan should be regarded as impaired. An exception may be made where management determines that the loan is well secured and in the process of collection and the collection efforts are reasonably expected to result in either repayment of the loan or restoring it to a current status within 180 days from the date the payment went in arrears. All loans are classified as impaired when a payment is 180 days

1. SIGNIFICANT ACCOUNTING POLICIES (continued)

in arrears other than loans guaranteed or insured for both principal and interest by the Canadian government, the provinces or a Canadian government agency. These loans are classified as impaired when payment is 365 days in arrears.

Impairment is measured as the difference between the carrying value of the loan at the time it is classified as impaired and the present value of the expected cash flows (estimated realizable amount), using the interest rate inherent in the loan at the date the loan is classified as impaired. When the amounts and timing of future cash flows cannot be reliably estimated, either the fair value of the security underlying the loan, net of any expected realization costs, or the current market price for the loan may be used to measure the estimated realizable amount. At the time a loan is classified as impaired, interest income will cease to be recognized in accordance with the loan agreement, and any uncollected but accrued interest will be added to the carrying value of the loan together with any unamortized premiums, discounts or loan fees. Subsequent payments received on an impaired loan are recorded as a reduction of the recorded investment in the loan. Impaired loans are returned to performing status when the timely collection of both principal and interest is reasonably assured and all delinquent principal and interest payments are brought current and all charges for loan impairment have been reversed.

Loan fees, net of directly related costs, are amortized to interest income over the expected term of the loan when such fees are considered to be an integral part of the return earned on the particular loan. Premiums paid on the acquisition of loan portfolios are amortized to interest income over the expected term of the loans.

h) Allowance for Credit Losses

An allowance for credit losses is maintained which, in the Bank's opinion, is adequate to absorb credit related losses in its loan portfolio. The adequacy of the allowance for credit losses is reviewed at least quarterly. The allowance for credit losses is deducted from the outstanding loan balance.

The allowance for credit losses consists of specific provisions and the general allowance for credit risk. Specific provisions include all the accumulated provisions for losses on identified impaired loans required to reduce the carrying value of those loans to their estimated realizable amount. The general allowance for credit risk includes provisions for future losses inherent in the portfolio that are not presently identifiable by management of the Bank on an account-by-account basis. The general allowance for credit risk is established by taking into consideration historical trends in the loss experience during economic cycles, the current portfolio profile, estimated losses for the current phase of the economic cycle and historical experience in the industry.

Actual write-offs, net of recoveries, are deducted from the allowance for credit losses. The provision for credit losses in the consolidated statements of income is charged with an amount sufficient to keep the balance in the allowance for credit losses adequate to absorb all credit related losses.

i) Land, Buildings and Equipment

Land is carried at cost. Buildings, equipment and furniture, and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated primarily using the straight-line method over the estimated useful life of the asset, as follows, buildings – 20 years, equipment and furniture – three to five years, and leasehold improvements – term of the lease. Gains and losses on disposal are recorded in other income in the year of disposal. Land, building and equipment if no longer in use or considered impaired are written down to the fair value.

j) Deferred Financing Costs

Deferred financing costs relating to the issuance of debentures are amortized over the expected life of the related debenture.

k) Insurance Operations

Premiums Earned and Deferred Policy Acquisition Costs

Insurance premiums are included in other income on a daily pro rata basis over the terms of the underlying insurance policies. Unearned premiums represent the portion of premiums written that relate to the unexpired term of the policies inforce and are included in other liabilities.

Policy acquisition costs are those expenses incurred in the acquisition of insurance business. Acquisition costs comprise advertising and marketing expenses, insurance advisor salaries and benefits, premium taxes and other expenses directly attributable to the production of business. Policy acquisition costs related to unearned premiums are only deferred, and included in other assets, to the extent that they are expected to be recovered from unearned premiums and are amortized to income over the periods in which the premiums are earned.

Unpaid Claims and Adjustment Expenses

The provision for unpaid claims represents the amounts needed to provide for the estimated ultimate expected cost of settling claims related to insured events (both reported and unreported) that have occurred on or before each balance sheet date. The provision for adjustment expenses represents the estimated ultimate expected costs of investigating, resolving and processing these claims. These provisions are included in other liabilities and their computation takes into account the time value of money using discount rates based on projected investment income from the assets supporting the provisions.

All provisions are periodically reviewed and evaluated in light of emerging claims experience and changing circumstances. The resulting changes in estimates of the ultimate liability are recorded as incurred claims in the current period.

Reinsurance Ceded

Earned premiums and claims expenses are recorded net of amounts ceded to, and recoverable from, reinsurers. Estimates of amounts recoverable from reinsurers on unpaid claims and adjustment expenses are recorded in other assets and are estimated in a manner consistent with the liabilities associated with the reinsured policies.

. SIGNIFICANT ACCOUNTING POLICIES (continued)

l) Income Taxes

The Bank follows the asset and liability method of accounting for income taxes whereby current income taxes are recognized for the estimated income taxes payable for the current year. Future tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in future income taxes related to a change in tax rates are recognized in income in the period of the tax rate change. All future income tax assets are expected to be realized in the normal course of operations.

m) Share Incentive Plan

The fair value based method has been adopted to account for stock options granted to employees on or after November 1, 2002. The estimated fair value is recognized over the applicable vesting period as an increase to both salary expense and contributed surplus. In accordance with GAAP, no expense is recognized for options granted prior to November 1, 2002. When options are exercised, the proceeds received and the applicable amount, if any, in contributed surplus are credited to capital stock.

n) Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates prevailing at the balance sheet date. Revenues and expenses in foreign currencies are translated at the average exchange rates prevailing during the year. Realized and unrealized gains and losses on foreign currency positions are included in other income.

o) Derivative Financial Instruments

Interest rate, foreign exchange and equity contracts such as futures, options, swaps and floors are entered into for risk management purposes in accordance with the Bank's asset liability management policies. It is the Bank's policy not to utilize derivative financial instruments for trading or speculative purposes. Interest rate swaps and floors are used to reduce the impact of fluctuating interest rates. Equity contracts are used to offset the return paid to depositors on certain deposit products that are linked to a stock index. Foreign exchange contracts are primarily used for the purposes of meeting needs of clients or day-to-day business.

The Bank designates each interest rate or equity based derivative financial instrument as a hedge of identified assets and liabilities, firm commitments or forecast transactions. On an ongoing basis, the Bank assesses whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of the hedged items. Derivatives that qualify for hedge accounting are accounted for on the accrual basis. Interest income received or interest expense paid is recognized as interest income or expense, as appropriate, over the term of the hedge contract. Premiums on purchased contracts are amortized to interest expense over the term of the contract. Accrued interest receivable and payable and deferred gains and losses for these contracts are recorded in other assets or liabilities as appropriate. Realized and unrealized gains or losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity, are deferred under other assets or other liabilities, as appropriate, and amortized into income over the original hedged period. In the event a designated hedged item is terminated or eliminated prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in other income.

p) Employee Future Benefits

All employee future benefits are accounted for on an accrual basis. The Bank's contributions to the group retirement savings plan and employee share purchase plan totalled $4,261 (2005 – $3,697).

q) Earnings per Common Share

Basic earnings per common share is calculated based on the average number of common shares outstanding during the year. Diluted earnings per share is calculated based on the treasury stock method which assumes that any proceeds from the exercise of in-the-money stock options would be used to purchase the Bank's common shares at the average market price during the year.

2. CHANGES IN ACCOUNTING POLICY

Stock Based Compensation

Under new accounting requirements regarding Stock Based Compensation for Employees Eligible to Retire Before the Vesting Date, the estimated fair value of options granted to employees who are eligible to retire within the vesting period will be recognized over the required period of service rather than the grant's vesting period. The change was applied retroactively for all options granted after November 1, 2002. The Bank assessed the retroactive impact of this accounting change on previously reported annual results and concluded that the change was not material to any particular year. Accordingly, CWB has not restated net income of any prior year and has recorded an adjustment of $861 to opening fiscal 2006 retained earnings for the cumulative effect on prior years arising from this change in accounting policy. Adopting this change decreased net income (before and after tax) in 2006 by $407.

3. SECURITIES

The analysis of securities at carrying value, by type and maturity, is as follows:

	Maturities				2006	2005
	Within 1 Year	Over 1 to 3 Years	Over 3 to 5 Years	Over 5 Years	Total Book Value	Total Book Value
Securities						
Issued or guaranteed by Canada	$ 315,269	$ 12,580	$ 1,547	$ 4,983	$ 334,379	$ 327,744
Issued or guaranteed by a province or municipality	120,373	35,492	4,834	8,140	168,839	139,235
Other debt securities	77,509	79,653	10,466	20,416	188,044	111,993
Equity securities						
Preferred shares	5,053	46,327	34,930	105,271	191,581	121,085
Other equity	–	–	–	2,850[2]	2,850	2,849
Total[1]	$ 518,204	$ 174,052	$ 51,777	$ 141,660	$ 885,693	$ 702,906

[1] All securities are held in the investment account.
[2] Includes securities with no specific maturity.

The analysis of unrealized gains and losses on investment securities is as follows:

	2006				2005			
	Book Value	Unrealized Gains	Estimated Unrealized Losses	Market Value	Book Value	Unrealized Gains	Estimated Unrealized Losses	Market Value
Securities issued or guaranteed by								
Canada	$ 334,379	$ 129	$ 393	$ 334,115	$ 327,744	$ 1	$ 804	$ 326,941
A province or municipality	168,839	209	354	168,694	139,235	68	367	138,936
Other debt securities	188,044	288	969	187,363	111,993	96	424	111,665
Equity securities								
Preferred shares	191,581	2,107	764	192,924	121,085	1,954	361	122,678
Other equity	2,850	–	549	2,301	2 ,849	–	614	2,235
Total	$ 885,693	$ 2,733	$ 3,029	$ 885,397	$ 702,906	$ 2,119	$ 2,570	$ 702,455

4. LOANS

Outstanding gross loans and impaired loans, net of allowances for credit losses, are as follows:

	2006				2005			
	Gross Amount	Gross Impaired Amount	Specific Allowance	Net Impaired Loans	Gross Amount	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Consumer and personal	$ 787,628	$ 1,580	$ 314	$ 1,266	$ 557,795	$ 2,146	$ 579	$ 1,567
Real estate[1]	2,179,430	693	693	–	1,763,203	1,215	722	493
Industrial	1,115,678	3,006	585	2,421	889,569	3,036	740	2,296
Commercial	1,752,622	5,124	3,892	1,232	1,422,216	5,090	4,017	1,073
Total	$ 5,835,358	$ 10,403	$ 5,484	$ 4,919	$ 4,632,783	$ 11,487	$ 6,058	$ 5,429
General allowance[2]				(48,037)				(36,462)
Net impaired loans after general allowance				$ (43,118)				$ (31,033)

[1] Multi-family residential mortgages are presented as real estate loans in this table.
[2] The general allowance for credit risk is available for the total loan portfolio.
[3] There are no foreclosed real estate assets held for sale.

Other past due loans are loans where payment of interest or principal is contractually 90 to 180 days in arrears or government insured loans where payment of interest or principal is contractually not more than 365 days in arrears but are not classified as impaired because they are well secured and considered fully collectible. There are no outstanding other past due loans.

During the year, interest recognized as income on impaired loans totalled $447 (2005 – $645).

5. ALLOWANCE FOR CREDIT LOSSES

The following table shows the changes in the allowance for credit losses during the year:

	2006			2005		
	Specific Allowance	General Allowance for Credit Losses	Total	Specific Allowance	General Allowance for Credit Losses	Total
Balance at beginning of year	$ 6,058	$ 36,462	$ 42,520	$ 10,504	$ 28,816	$ 39,320
Provision for credit losses	(1,375)	11,575	10,200	2,454	7,646	10,100
Write-offs	(1,274)	–	(1,274)	(7,140)	–	(7,140)
Recoveries	2,075	–	2,075	240	–	240
Balance at end of year	$ 5,484	$ 48,037	$ 53,521	$ 6,058	$ 36,462	$ 42,520

6. LAND, BUILDINGS AND EQUIPMENT

	Cost	Accumulated Depreciation and Amortization	2006 Net Book Value	2005 Net Book Value
Land	$ 2,783	$ –	$ 2,783	$ 2,783
Buildings	4,566	2,757	1,809	1,997
Computer equipment	20,269	14,908	5,361	4,548
Office equipment and furniture	12,271	8,179	4,092	3,107
Leasehold improvements	18,726	8,573	10,153	7,140
Total	$ 58,615	$ 34,417	$ 24,198	$ 19,575

Depreciation and amortization for the year amounted to $4,706 (2005 – $4,801).

7. GOODWILL AND INTANGIBLE ASSETS

	Cost	Accumulated Amortization	2006 Net Book Value	2005 Net Book Value
Goodwill	$ 6,933	$ –	$ 6,933	$ 6,933
Identifiable intangible assets				
Customer relationships	3,950	1,175	2,775	3,245
Trademark	300	–	300	300
Others	330	181	149	221
	4,580	1,356	3,224	3,766
Total	$ 11,513	$ 1,356	$ 10,157	$ 10,699

Amortization of customer relationships and other intangible assets for the year amounted to $542 (2005 – $543). The trademark has an indefinite life and is not subject to amortization. Goodwill includes $3,679 related to the banking and trust segment and $3,254 related to the insurance segment. There were no writedowns of goodwill or intangible assets due to impairment during the years ended October 31, 2006 and 2005.

8. INSURANCE RELATED OTHER ASSETS

	2006	2005
Instalment premiums receivable	$ 21,343	$ 18,768
Reinsurers' share of unpaid claims and adjustment expenses	14,906	14,124
Deferred policy acquisition expenses	8,110	7,432
Recoverable on unpaid claims	7,163	5,591
Reinsurers' share of unearned premiums	4,884	9,254
Due from reinsurers	730	1,786
Total	$ 57,136	$ 56,955

9. OTHER ASSETS

		2006	2005
Accrued interest receivable		$ 26,809	$ 19,752
Future income tax asset	(Note 19)	15,561	12,455
Prepaid expenses		8,697	7,651
Accounts receivable		5,910	6,259
Deferred financing costs[1]		3,771	896
Other		1,297	4,523
Total		$ 62,045	$ 51,536

[1] Amortization for the year amounted to $428 (2005 – $215).

10. DEPOSITS

	Individuals	Business and Government	Financial Institutions	2006 Total
Payable on demand	$ 13,765	$ 423,069	$ –	$ 436,834
Payable after notice	426,546	790,142	–	1,216,688
Payable on a fixed date	3,138,917	1,381,605	17,963	4,538,485
Deposit from CWB Capital Trust[1]	–	105,000	–	105,000
Total	$ 3,579,228	$ 2,699,816	$ 17,963	$ 6,297,007

	Individuals	Business and Government	Financial Institutions	2005 Total
Payable on demand	$ 14,947	$ 256,174	$ –	$ 271,121
Payable after notice	400,279	615,588	–	1,015,867
Payable on a fixed date	2,581,835	1,028,510	15,974	3,626,319
Total	$ 2,997,061	$ 1,900,272	$ 15,974	$ 4,913,307

[1] The senior deposit note of $105 million from CWB Capital Trust is reflected as a Business and Government deposit payable on a fixed date. This senior deposit note bears interest at an annual rate of 6.199% until December 31, 2016 and thereafter at the CDOR 180 day Bankers' Acceptance rate plus 2.55%. This note is redeemable at the Bank's option, in whole or in part, on and after December 31, 2011, or earlier in certain specified circumstances, both subject to the approval of OSFI. Each one thousand dollars of WesTS principal is convertible at any time into 40 non-cumulative redeemable CWB First Preferred Shares Series 1 of the Bank at the option of CWB Capital Trust. CWB Capital Trust will exercise this conversion right in circumstances in which holders of CWB Capital Trust Capital Securities Series 1 (WesTS) exercise their holder exchange right. See Note 14 for more information on WesTS and CWB Capital Trust.

11. INSURANCE RELATED OTHER LIABILITIES

	2006	2005
Unpaid claims and adjustment expenses	$ 62,630	$ 50,012
Unearned premiums	51,679	47,938
Due to insurance companies and policyholders	4,421	7,183
Unearned reinsurance commissions	2,206	3,019
Total	$ 120,936	$ 108,152

12. OTHER LIABILITIES

		2006	2005
Accrued interest payable		$ 72,146	$ 50,220
Accounts payable		21,313	8,453
Taxes payable		6,232	11,856
Leasehold inducements		1,968	1,446
Deferred revenue		1,710	1,108
Future income tax liability	(Note 19)	1,686	1,674
Other		232	2,706
Total		$ 105,287	$ 77,463

13. SUBORDINATED DEBENTURES

Each of the following qualifies as a bank debenture under the Bank Act and is subordinate in right of payment to all deposit liabilities. All redemptions are subject to the approval of Office of the Superintendent of Financial Institutions (OSFI).

Interest Rate	Maturity Date	Earliest Date Redeemable by CWB		2006		2005
6.850%[1]	June 30, 2012	June 30, 2007	$	3,126	$	3,126
5.660%[2]	July 7, 2013	July 8, 2008		30,000		30,000
5.960%[2]	October 24, 2013	October 25, 2008		35,000		35,000
5.550%[3]	November 19, 2014	November 20, 2009		60,000		60,000
5.426%[4]	November 21, 2015	November 22, 2010		70,000		–
			$	198,126	$	128,126

[1] This conventional debenture has a 10-year term with a fixed interest rate for the first five years. Thereafter, unless the terms are amended or the debenture is redeemed by the Bank, interest will be payable at a rate equal to the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 100 basis points.

[2] These conventional debentures have a 10-year term with a fixed interest rate for the first five years. Thereafter, the interest rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 175 basis points.

[3] These conventional debentures have a 10-year term with a fixed interest rate for the first five years. Thereafter, the interest rate will be reset quarterly at the Canadian dollar CDOR Bankers' Acceptance 90-day rate plus 160 basis points.

[4] These conventional debentures have a 10-year term with a fixed interest rate for the first five years. Thereafter, the interest rate will be reset quarterly at the Canadian dollar CDOR Bankers' Acceptance 90-day rate plus 180 basis points.

14. TRUST CAPITAL SECURITIES

During the year, the Bank arranged for the issuance of innovative capital instruments, CWB Capital Trust Capital Securities Series 1 (WesTS), through Canadian Western Bank Capital Trust (CWB Capital Trust), a special purpose entity.

CWB Capital Trust, a newly formed open-end trust, issued non-voting WesTS and the proceeds were used to purchase a senior deposit note from CWB. CWB Capital Trust is a variable interest entity under Accounting Guideline AcG-15. Although CWB owns the unit holder's equity and voting control of CWB Capital Trust, the Bank is not exposed to the majority of any CWB Capital Trust losses and is, therefore, not the primary beneficiary under AcG-15. Accordingly, CWB does not consolidate CWB Capital Trust and the WesTS issued by CWB Capital Trust are not reported on the Consolidated Balance Sheets, but the senior deposit note is reported in Deposits (see Note 10) and interest expense is recognized on the senior deposit note. Holders of WesTS are eligible to receive semi-annual non-cumulative fixed cash distributions.

No cash distributions will be payable by CWB Capital Trust on WesTS if CWB fails to declare regular dividends on the preferred shares or, if no preferred shares are outstanding, on its common shares. In this case, the net distributable funds of CWB Capital Trust will be distributed to the Bank as holder of the residual interest in CWB Capital Trust. Should CWB Capital Trust fail to pay the semi-annual distributions in full, CWB has contractually agreed not to declare dividends of any kind on any of the preferred or common shares for a specified period of time.

The following information presents the outstanding WesTS at October 31, 2006:

Issuance date	August 31, 2006
Distribution dates	June 30, December 31
Annual yield	6.199%
Earliest date redeemable at the option of the issuer	December 31, 2011
Earliest date exchangeable at the option of the holder	Anytime
Trust capital securities outstanding	105,000
Principal amount	$105,000

14. TRUST CAPITAL SECURITIES (continued)

The significant terms and conditions of the WesTS are

1) Subject to the approval of OSFI, CWB Capital Trust may, in whole (but not in part), on the redemption date specified above, and on any distribution date thereafter, redeem the WesTS without the consent of the holders.

2) Subject to the approval of OSFI, upon occurrence of a special event as defined, prior to the redemption date specified above, CWB Capital Trust may redeem all, but not part, of the WesTS without the consent of the holders.

3) The WesTS may be redeemed for cash equivalent to (i) the early redemption price if the redemption occurs prior to December 31, 2016 or (ii) the redemption price if the redemption occurs on or after December 31, 2016. Redemption price refers to an amount equal to one thousand dollars plus the unpaid distributions to the redemption date. Early redemption price refers to an amount equal to the greater of (i) the redemption price and (ii) the price calculated to provide an annual yield, equal to the yield on a Government of Canada bond issued on the redemption date with a maturity date of December 31, 2016, plus 0.50%.

4) Holders of WesTS may, at any time, exchange each one thousand dollars of principal for 40 First Preferred Shares Series 1 of the Bank. CWB's First Preferred Shares Series 1 pay semi-annual non-cumulative cash dividends with an annual yield of 4.00% and will be redeemable at the option of the Bank, with OSFI approval, on or after December 31, 2011, but not at the option of the holders. This exchange right will be effected through the conversion by CWB Capital Trust of the corresponding amount of the deposit note of the Bank. The WesTS exchanged for the Bank's First Preferred Shares Series 1 will be cancelled by CWB Capital Trust.

5) Each WesTS will be exchanged automatically without the consent of the holders for 40 non-cumulative redeemable CWB First Preferred Shares Series 2 upon occurrence of any one of the following events: (i) proceedings are commenced for the winding up of the Bank, (ii) OSFI takes control of the Bank, (iii) the Bank has a Tier 1 capital ratio of less than 5% or Total capital ratio of less than 8%, or (iv) OSFI has directed the Bank to increase its capital or provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction. Following the occurrence of an automatic exchange, the Bank would hold all of the Special Trust Securities and all of the WesTS, and the primary asset of CWB Capital Trust would continue to be the senior deposit note. The Bank's First Preferred Shares Series 2 pay semi-annual non-cumulative cash dividends with an annual yield of 5.25% and will be redeemable at the option of the Bank, with OSFI approval, on or after December 31, 2011, but not at the option of the holders.

6) For regulatory capital purposes, WesTS are included in Tier 1 capital to a maximum of 15% of net Tier 1 capital with the remainder included in Tier 2 capital. At October 31, 2006, $91,032 of the outstanding WesTS amount was included in Tier 1 capital and the remainder of $13,968 was included in Tier 2 capital.

7) The non-cumulative cash distribution on the WesTS will be 6.199% paid semi-annually until December 31, 2016 and thereafter at CDOR 180 day Bankers' Acceptance rate plus 2.55%.

15. CAPITAL STOCK

Authorized:

An unlimited number of common shares without nominal or par value;
33,964,324 class A shares without nominal or par value; and
25,000,000 first preferred shares without nominal or par value, issuable in series of which 4,200,000 first preferred shares Series 1 and 4,200,000 first preferred shares Series 2 have been reserved.

During the year, the First Preferred Shares Series 1 and Series 2 were created as part of the trust capital securities transaction, described in Note 14.

Issued and fully paid:

	2006			2005		
	Number of Shares		Amount	Number of Shares		Amount
Common shares						
Outstanding at beginning of year	30,613,634	$	213,098	27,330,260	$	167,125
Issued on exercise or exchange of options	354,496		1,669	498,230		3,480
Transferred from contributed surplus on exercise or exchange of options	–		582	–		19
Issued on conversion of debentures	–		–	2,785,144		42,474
Outstanding at end of year	30,968,130	$	215,349	30,613,634	$	213,098

The Bank is prohibited by the Bank Act from declaring any dividends on common shares when the Bank is or would be placed, as a result of the declaration, in contravention of the capital adequacy and liquidity regulations or any regulatory directives issued under the Act. In addition, should CWB Capital Trust fail to pay the semi-annual distributions in full on the WesTS (see Note 14), the Bank has contractually agreed not to declare dividends on any of its common and preferred shares for a specified period of time. These limitations do not restrict the current level of dividends.

16. SHARE INCENTIVE PLAN

The Bank has authorized 2,697,892 common shares (2005 – 2,892,388) for issuance under the share incentive plan. Of the amount authorized, options exercisable into 2,515,020 shares (2005 – 2,390,012) are issued and outstanding. The options, with the exception of options granted pursuant to an employment agreement explained below, generally vest within three years and are exercisable at a fixed price equal to the average of the market price on the day of and the four days preceding the grant. All options expire within 10 years of date of grant. Outstanding options expire on dates ranging from December 2006 to July 2013.

During the year, 160,000 options were granted under the share incentive plan, subject to shareholder and Toronto Stock Exchange approval, pursuant to an employment agreement. These options vest between January 2007 and January 2011 and all expire by July 2013.

The details of and changes in the issued and outstanding options follow:

	2006			2005		
Options	Number of Options		Weighted Average Exercise Price	Number of Options		Weighted Average Exercise Price
Balance at beginning of year	2,390,012	$	19.56	2,521,470	$	14.93
Granted	590,500		42.58	541,050		31.26
Exercised	(446,992)		12.61	(631,008)		11.24
Forfeited	(18,500)		26.85	(41,500)		17.21
Balance at end of year	2,515,020	$	26.14	2,390,012	$	19.56
Exercisable at end of year	668,470	$	14.08	448,362	$	10.16

Further details relating to stock options outstanding and exercisable follow:

	Options Outstanding				Options Exercisable		
Range of exercise prices	Number of Options	Weighted Average Remaining Contractual Life (years)		Weighted Average Exercise Price	Number of Options		Weighted Average Exercise Price
$6.47 to $9.56	163,500	0.9	$	9.04	163,500	$	9.04
$12.33 to $13.35	134,470	0.8		13.09	134,470		13.09
$16.66 to $19.99	427,500	1.9		17.10	370,500		16.66
$20.11 to $23.75	676,000	2.8		20.21	–		–
$27.39 to $38.86	554,550	3.8		31.62	–		–
$41.59 to $44.59	559,000	5.1		42.94	–		–
Total	2,515,020	3.1	$	26.14	668,470	$	14.08

The terms of the share incentive plan allow the holders of vested options a cashless settlement alternative whereby the option holder can either (a) elect to receive shares by delivering cash to the Bank in the amount of the option exercise price or (b) elect to receive the number of shares equivalent to the excess of the market value of the shares under option, determined at the exercise date, over the exercise price. Of the 446,992 (2005 – 631,008) options exercised or exchanged, option holders exchanged the rights to 315,392 (2005 – 309,114) options and received 222,896 (2005 – 176,336) shares in return under the cashless settlement alternative.

Salary expense of $3,251 (2005 – $1,670) was recognized relating to the estimated fair value of options granted since November 1, 2002. The fair value of options granted was estimated using a binomial option pricing model with the following variables and assumptions: (i) risk-free interest rate of 4.3% (2005 – 3.3%), (ii) expected option life of 4.5 (2005 – 4.0) years, (iii) expected volatility of 19% (2005 – 18%), and (iv) expected dividends of 1.1% (2005 – 1.3%). The weighted average fair value of options granted was estimated at $8.66 (2005 – $5.58) per share.

During the year, $582 (2005 – $19) was transferred from contributed surplus to share capital, representing the estimated fair value recognized for 215,600 (2005 – 6,500) options granted after November 1, 2002 and exercised during the year.

17. INSURANCE OPERATIONS

a) Insurance Income

Insurance income reported in other income on the consolidated statements of income is presented net of claims, adjustment and policy acquisition expenses.

		2006		2005
Net earned premiums	$	81,674	$	65,847
Commissions and processing fees		4,826		6,575
Net claims and adjustment expenses		(52,962)		(42,447)
Policy acquisition costs		(18,334)		(16,379)
Insurance revenues, net	$	15,204	$	13,596

b) Unpaid Claims and Adjustment Expenses

(i) Nature of Unpaid Claims

The establishment of the provision for unpaid claims and adjustment expenses and the related reinsurers' share is based on known facts and interpretation of circumstances and is, therefore, a complex and dynamic process influenced by a large variety of factors. These factors include experience with similar cases and historical trends involving claim payment patterns, loss payments, pending levels of unpaid claims, product mix or concentration, claims severity, and claims frequency patterns.

Other factors include the continually evolving and changing regulatory and legal environment, actuarial studies, professional experience and expertise of the claims department personnel and independent adjusters retained to handle individual claims, quality of the data used for projection purposes, existing claims management practices, including claims handling and settlement practices, effect of inflationary trends on future claims settlement costs, investment rates of return, court decisions, economic conditions and public attitudes. In addition, time can be a critical part of the provision determination since, the longer the span between the incidence of a loss and the payment or settlement of the claim, the more variable the ultimate settlement amount can be. Accordingly, short-tailed claims, such as property claims, tend to be more reasonably predictable than long-tailed claims, such as liability claims.

Consequently, the establishment of the provision for unpaid claims and adjustment expenses relies on the judgment and opinions of a large number of individuals, on historical precedent and trends, on prevailing legal, economic, social and regulatory trends and on expectations as to future developments. The process of determining the provisions necessarily involves risks that the actual results will deviate, perhaps substantially, from the best estimates made.

ii) Provision for Unpaid Claims and Adjustment Expenses

An annual evaluation of the adequacy of unpaid claims is completed at the end of each financial year. This evaluation includes a re-estimation of the liability for unpaid claims relating to each preceding financial year compared to the liability that was originally established. The results of this comparison and the changes in the provision for unpaid claims and adjustment expenses follow:

		2006		2005
Unpaid claims and adjustment expenses, net, beginning of year	$	30,297	$	19,976
Claims incurred				
In the current year		53,400		41,391
In prior periods		(438)		1,056
Claims paid during the year		(42,698)		(32,126)
Unpaid claims and adjustment expenses, net, end of year		40,561		30,297
Reinsurers' share of unpaid claims and adjustment expenses		14,906		14,124
Recoverable on unpaid claims		7,163		5,591
Unpaid claims and adjustment expenses, end of year	$	62,630	$	50,012

The provision for unpaid claims and adjustment expenses and related reinsurance recoveries are discounted using rates based on the projected investment income from the assets supporting the provisions, and reflecting the estimated timing of payments and recoveries. The investment rate of return used for all cash flow periods was 4.1% (2005 – 3.7%). However, that rate was reduced by a 1% (2005 – 1%) provision for adverse deviation in discounting the provision for unpaid claims and adjustment expenses and related reinsurance recoveries. The impact of this provision for adverse deviation results in an increase of $667 (2005 – $555) in unpaid claims and adjustment expenses and related reinsurance recoveries.

17. INSURANCE OPERATIONS (continued)

Policy balances, included in insurance related other assets and other liabilities, analyzed by major line of business are as follows:

	2006		2005	
	Automobile	Home	Automobile	Home
Unpaid claims and adjustment expenses	$ 55,817	$ 6,813	$ 44,215	$ 5,797
Reinsurers' share of unpaid claims and adjustment expenses	14,851	55	12,091	2,033
Unearned premiums	39,227	12,452	36,900	11,038
Reinsurers' share of unearned premiums	3,639	1,245	7,046	2,208

c) Underwriting Policy and Reinsurance Ceded

Reinsurance contracts with coverage up to maximum policy limits are entered into to protect against losses in excess of certain amounts that may arise from automobile, personal property and liability claims.

Reinsurance with a limit of $160,000 (2005 – $120,000) is obtained to protect against certain catastrophic losses. Retention on catastrophic events and property and liability risks is generally $1,000 (2005 – $1,000). Retentions are further reduced by quota share reinsurance and, for the British Columbia automobile insurance product, by the underlying mandatory coverage provided by the provincially governed Crown corporation. Due to the geographic concentration of the business, management believes earthquakes and windstorms are its most significant exposure to catastrophic losses. Utilizing sophisticated computer modelling techniques developed by independent consultants to quantify the estimated exposure to such losses, management believes there is sufficient catastrophe reinsurance protection.

Effective November 1, 2005, 10% of gross retentions, including unearned premiums as at October 31, 2005, were ceded under a new quota share agreement. The previous quota share agreement, ceding 20% of gross retention, expired October 31, 2005.

At October 31, 2006, $14,906 (2005 – $14,124) of unpaid claims and adjustment expenses was recorded as recoverable from reinsurers.

Failure of a reinsurer to honour its obligation could result in losses. The financial condition of reinsurers is regularly evaluated to minimize the exposure to significant losses from reinsurer insolvency.

The amounts shown in other income are net of the following amounts relating to reinsurance ceded to other insurance companies:

	2006	2005
Premiums earned reduced by	$ 14,812	$ 22,536
Claims incurred reduced by	8,059	11,761

18. DISCLOSURES ON RATE REGULATION

Canadian Direct Insurance Incorporated (Canadian Direct), a wholly owned subsidiary, is licensed under insurance legislation in the provinces in which it conducts business. Automobile insurance is a compulsory product and is subject to different regulations across the provinces in Canada, including those with respect to rate setting. Rate setting mechanisms vary across the provinces, but they generally fall under three categories: "use and file", "file and use" and "file and approve". Under "use and file", rates are filed following use. Under "file and use", insurers file their rates with the relevant authorities and wait for a prescribed period of time and then implement the proposed rates. Under "file and approve" insurers must wait for a specific approval of filed rates before they may be used.

The authorities that regulate automobile insurance rates, in the provinces in which Canadian Direct is writing that business, are listed below. Automobile direct written premiums in these provinces totalled $69,200 in 2006 (2005 – $63,345) and represented 100% (2005 – 100%) of direct premiums written.

Province	Rate Filing	Regulatory Authority
Alberta	File and approve; or File and use[1]	Alberta Automobile Insurance Rate Board
British Columbia	File and use	British Columbia Utilities Commission

[1] For mandatory coverage, the rate regulation mechanisms are "file and approve" or "file and use" depending on the filing; for optional coverage, the rate regulation mechanism is "file and use".

Relevant regulatory authorities may, in some circumstances, require retroactive rate adjustments, which could result in a regulatory asset or liability. At October 31, 2006, there was no regulatory asset or liability.

19. INCOME TAXES

The provision for income taxes consists of the following:

		2006		2005
Current	$	36,530	$	30,894
Future		(3,094)		(3,900)
Provision for income taxes	$	33,436	$	26,994

A reconciliation of the statutory tax rates and income tax that would be payable at these rates to the effective income tax rates and provision for income taxes that is reported in the consolidated statements of income follows:

		2006			2005	
Combined Canadian federal and provincial income taxes and statutory tax rate	$	35,410	33.6%	$	28,305	34.8%
Increase (decrease) arising from:						
Tax-exempt income		(2,427)	(2.3)		(2,651)	(3.3)
Income tax recovery		(2,000)	(1.9)		–	–
Future federal and provincial tax rate reductions[1]		1,200	1.1		–	–
Stock based compensation		1,085	1.0		435	0.5
Large corporations tax		–	–		219	0.3
Other		168	0.2		686	0.9
Provision for income taxes and effective tax rate	$	33,436	31.7%	$	26,994	33.2%

[1] Future federal and provincial tax rate reductions represent the revaluation of future income tax assets to reflect corporate income tax rate reductions enacted for accounting purposes.

Future income tax balances are comprised of the following:

		2006		2005
Net future income tax assets				
Allowance for credit losses	$	14,528	$	12,037
Other temporary differences		1,033		418
	$	15,561	$	12,455
Net future income tax liabilities				
Intangible assets	$	1,110	$	1,444
Allowance for credit losses		(513)		(576)
Other temporary differences		1,089		806
	$	1,686	$	1,674

The Bank has approximately $11,140 (2005 – $11,140) of capital losses that are available to apply against future capital gains and have no expiry date. The tax benefit of these losses has not been recognized in the consolidated financial statements.

20. EARNINGS PER COMMON SHARE

The calculation of earnings per common share follows:

	2006	2005
Numerator		
Net income – basic	$ 72,007	$ 54,391
Dilutive instruments:		
Conversion of debentures[1]	–	134
Net income – diluted	$ 72,007	$ 54,525
Denominator		
Weighted average of common shares outstanding – basic	30,757,337	30,197,100
Dilutive instruments:		
Employee stock options[2]	1,043,140	819,632
Conversion of debentures[1]	–	241,565
Weighted average number of common shares outstanding – diluted	31,800,477	31,258,297
Earnings per Common Share		
Basic	$ 2.34	$ 1.80
Diluted	2.26	1.74

[1] Net income is adjusted by the potential impact on earnings if the convertible debentures were converted into common shares at the beginning of the year. During 2005, all outstanding convertible debentures were converted into common shares.

[2] At October 31, the denominator excludes 563,500 (2005 – 391,050) employee stock options with an average adjusted exercise price of $50.23 (2005 – $38.54) where the exercise price, adjusted for unrecognized stock based compensation, is greater than the monthly average market price.

21. CONTINGENT LIABILITIES AND COMMITMENTS

a) *Credit Instruments*

In the normal course of business, the Bank enters into various commitments and has contingent liabilities which are not reflected in the consolidated balance sheets. These items are reported below and are expressed in terms of the contractual amount of the related commitment.

	2006	2005
Credit Instruments		
Guarantees and standby letters of credit	$ 147,339	$ 127,608
Commitments to extend credit	1,954,200	1,640,985
Total	$ 2,101,539	$ 1,768,593

Guarantees and standby letters of credit represent the Bank's obligation to make payments to third parties when a customer is unable to make required payments or meet other contractual obligations. These instruments carry the same credit risk, recourse and collateral security requirements as loans extended to customers and generally have a term that does not exceed one year. Losses, if any, resulting from these transactions are not expected to be material.

Commitments to extend credit to customers also arise in the normal course of business and include undrawn availability under lines of credit and commercial operating loans of $782,848 (2005 – $550,445) and recently authorized but unfunded loan commitments of $1,171,352 (2005 – $1,090,540). In the majority of instances, availability of undrawn commercial commitments is subject to the borrower meeting specified financial tests or other covenants regarding completion or satisfaction of certain conditions precedent. It is also usual practice to include the right to review and withhold funding in the event of a material adverse change in the financial condition of the borrower. From a liquidity perspective, undrawn credit authorizations will be funded over time with draws in many cases extending over a period of months. In some instances, authorizations are never advanced or may be reduced because of changing requirements. The balance of commitments to extend credit shown in the table above does not account for principal drawdowns or paybacks that occur in the normal course of operations. Revolving credit authorizations are subject to repayment which, on a pooled basis, also decreases liquidity risk.

21. CONTINGENT LIABILITIES AND COMMITMENTS (continued)

b) Lease Commitments

The Bank has obligations under long-term non-cancellable operating leases for the rental of premises. Minimum future lease commitments for each of the five succeeding years and thereafter are as follows:

2007	$	6,119
2008		6,283
2009		6,084
2010		5,927
2011		5,682
2012 and thereafter		30,113
Total	$	60,208

c) Guarantees

A guarantee is defined as a contract that contingently requires the guarantor to make payments to a third party based on i) changes in an underlying economic characteristic that is related to an asset, liability or equity security of the guaranteed party, ii) failure of another party to perform under an obligating agreement, or iii) failure of another third party to pay indebtedness when due.

Significant guarantees provided to third parties include guarantees and standby letters of credit as discussed above.

In the ordinary course of business, the Bank enters into contractual arrangements under which the Bank may agree to indemnify the other party. Under these agreements, the Bank may be required to compensate counterparties for costs incurred as a result of various contingencies, such as changes in laws and regulations and litigation claims. A maximum potential liability cannot be identified as the terms of these arrangements vary and generally no predetermined amounts or limits are identified. The likelihood of occurrence of contingent events that would trigger payment under these arrangements is either remote or difficult to predict and, in the past, payments under these arrangements have been insignificant.

The Bank issues personal and business credit cards through an agreement with a third party card issuer. The Bank has indemnified the card issuer from loss if there is a default on the issuer's collection of the business credit card balances. The Bank has provided no indemnification relating to the personal or travel reward credit card balances. The issuance of business credit cards and establishment of business credit card limits are approved by the Bank and subject to the same credit assessment, approval and monitoring as the extension of direct loans. At year-end, the total approved business credit card limit was $8,291 (2005 – $4,608) and the balance outstanding was $1,883 (2005 – $1,148).

No amounts are reflected in the consolidated financial statements related to these guarantees and indemnifications.

d) Legal Proceedings

In the ordinary course of business, the Bank and its subsidiaries are party to legal proceedings. Based on current knowledge, the Bank does not expect the outcome of any of these proceedings to have a material effect on the consolidated financial position or results of operations.

22. TRUST ASSETS UNDER ADMINISTRATION

Trust assets under administration of $3,344,414 (2005 – $2,649,065) represent assets held for personal and corporate clients, administered by subsidiaries, and are kept separate from the subsidiaries' own assets. Trust assets under administration are not reflected in the consolidated balance sheets and relate to the banking and trust segment.

23. RELATED PARTY TRANSACTIONS

The Bank makes loans, primarily residential mortgages, to its officers and employees at various preferred rates and terms. The total amount outstanding for these types of loans is $37,043 (2005 – $29,175).

24. INTEREST RATE SENSITIVITY

The Bank is exposed to interest rate risk as a result of a difference, or gap, between the maturity or repricing behaviour of interest sensitive assets and liabilities. The interest rate gap is managed by forecasting core balance trends. The repricing profile of these assets and liabilities has been incorporated in the table below showing the gap position at October 31 for selected time intervals. Figures in brackets represent an excess of liabilities over assets or a negative gap position.

Asset Liability Gap Positions
($ millions)

October 31, 2006	Floating Rate and Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to 5 Years	More than 5 Years	Non-interest Sensitive	Total
Assets								
Cash resources	$ 132	$ 25	$ 67	$ 224	$ 105	$ –	$ 109	$ 438
Securities	74	24	427	525	222	145	3	895
Loans	2,989	190	570	3,749	2,048	38	(53)	5,782
Other assets	–	–	–	–	–	–	153	153
Derivative financial instruments[1]	20	152	336	508	120	–	–	628
Total	3,215	391	1,400	5,006	2,495	183	212	7,896
Liabilities and Equity								
Deposits	2,659	605	1,259	4,523	1,668	105	–	6,296
Other liabilities	2	4	19	25	26	12	191	254
Debentures	–	–	3	3	195	–	–	198
Shareholders' equity	–	–	–	–	–	–	520	520
Derivative financial instruments[1]	628	–	–	628	–	–	–	628
Total	3,289	609	1,281	5,179	1,889	117	711	7,896
Interest Rate Sensitive Gap	$ (74)	$ (218)	$ 119	$ (173)	$ 606	$ 66	$ (499)	$ –
Cumulative Gap	$ (74)	$ (292)	$ (173)	$ (173)	$ 433	$ 499	$ –	$ –
Cumulative Gap as a Percentage of Total Assets	(0.9)%	(3.7)%	(2.2)%	(2.2)%	5.5%	6.3%	–	–
October 31, 2005								
Total assets	$ 2,571	$ 280	$ 1,084	$ 3,935	$ 2,139	$ 123	$ 131	$ 6,328
Total liabilities and equity	2,537	449	1,103	4,089	1,627	–	612	6,328
Interest Rate Sensitive Gap	$ 34	$ (169)	$ (19)	$ (154)	$ 512	$ 123	$ (481)	$ –
Cumulative Gap	$ 34	$ (135)	$ (154)	$ (154)	$ 358	$ 481	$ –	$ –
Cumulative Gap as a Percentage of Total Assets	0.5%	(2.1)%	(2.4)%	(2.4)%	5.7%	7.6%	–	–

(1) Derivative financial instruments are included in this table at the notional amount.

(2) Accrued interest is excluded in calculating interest sensitive assets and liabilities.

(3) Potential prepayments of fixed rate loans and early redemption of redeemable fixed term deposits have not been estimated. Redemptions of fixed term deposits where depositors have this option are not expected to be material. The majority of fixed rate loans, mortgages and leases are either closed or carry prepayment penalties.

24. INTEREST RATE SENSITIVITY (continued)

The effective, weighted average interest rates for each class of financial asset and liability, including off-balance sheet instruments, are shown below.

Weighted Average Effective Interest Rates (%)

October 31, 2006	Floating Rate and Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to 5 Years	More than 5 Years	Total
Assets							
Cash resources	4.1%	4.0%	4.3%	4.2%	4.2%	–%	4.2%
Securities	3.9	4.2	4.1	4.1	4.9	5.5	4.5
Loans	6.8	5.5	6.3	6.6	6.1	5.8	6.4
Derivative financial instruments	3.8	3.7	3.9	3.8	3.7	–	3.8
Total	6.6	4.6	4.9	6.0	5.8	5.7	5.9
Liabilities							
Deposits	3.4	4.0	3.9	3.6	3.7	6.4	3.7
Debentures	–	–	6.9	6.9	5.6	–	5.6
Derivative financial instruments	4.3	–	–	4.3	–	–	4.3
Total	3.6	4.0	3.8	3.7	3.9	5.7	3.8
Interest Rate Sensitive Gap	3.0%	0.6%	1.1%	2.3%	1.9%	–%	2.1%
October 31, 2005							
Total assets	5.5%	4.5%	4.4%	5.2%	5.3%	6.0%	5.2%
Total liabilities	2.3	3.2	3.5	2.8	3.8	–	3.0
Interest Rate Sensitive Gap	3.2%	1.3%	0.9%	2.4%	1.5%	6.0%	2.2%

25. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value represents the estimated consideration that would be agreed upon in a current transaction between knowledgeable, willing parties who are under no compulsion to act. The best evidence of fair value is a quoted market price in an active market. However, most of the Bank's financial instruments lack an available trading market as they are not typically exchanged. Therefore, these instruments have been valued assuming they will not be sold, using present value or other suitable techniques and are not necessarily representative of the amounts realizable in an immediate settlement of the instrument.

Changes in interest rates are the main cause of changes in the fair value of the Bank's financial instruments. The carrying value of the majority of the financial instruments is not adjusted to reflect increases or decreases in fair value due to interest rate changes as the Bank's intention is to realize their value over time by holding them to maturity. The carrying value of financial instruments held for trading purposes would be continually adjusted to reflect fair value. At October 31, 2006 and 2005, there were no financial instruments held for trading purposes.

The table below sets out the fair values of on-balance sheet financial instruments and off-balance sheet derivative instruments using the valuation methods and assumptions referred to below the table. The table does not include assets and liabilities that are not considered financial instruments.

	2006			2005		
	Book Value	Fair Value	Fair Value Over(Under) Book Value	Book Value	Fair Value	Fair Value Over(Under) Book Value
Assets						
Cash resources	$ 438,294	$ 438,294	$ –	$ 236,154	$ 236,154	$ –
Securities (Note 3)	885,693	885,397	(296)	702,906	702,455	(451)
Securities purchased under resale agreements	9,000	9,000	–	36,940	36,940	–
Loans[1]	5,781,810	5,736,638	(45,172)	4,590,553	4,573,356	(17,197)
Other assets[2]	63,252	63,252	–	56,679	56,679	–
Liabilities						
Deposits[1]	6,297,007	6,274,816	(22,191)	4,913,307	4,905,696	(7,611)
Other liabilities[3]	188,216	188,216	–	138,563	138,563	–
Subordinated debentures	198,126	198,041	(85)	128,126	129,144	1,018

(1) Loans and deposits exclude deferred premiums and deferred revenue which are not financial instruments.

(2) Other assets exclude land, buildings and equipment, goodwill and other intangible assets, reinsurers' share of unpaid claims and adjustment expenses, future income tax asset, prepaid and deferred expenses, financing costs and other items which are not financial instruments.

(3) Other liabilities exclude future income tax liability, deferred revenue, unearned insurance premiums and other items which are not financial instruments.

(4) For further information on interest rates associated with financial assets and liabilities, including off-balance sheet instruments, refer to Note 24.

25. FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

The methods and assumptions used to estimate the fair values of on-balance sheet financial instruments are as follows:

- cash resources, other assets and other liabilities are assumed to approximate their carrying values, due to their short-term nature;
- securities are assumed to be equal to the estimated market value of securities provided in Note 3. These values are based on quoted market prices, if available. Where a quoted market price is not readily available, other valuation techniques are used to estimate fair value;
- loans reflect changes in the general level of interest rates which have occurred since the loans were originated and are net of the allowance for credit losses. For floating rate loans, fair value is assumed to be equal to book value as the interest rates on these loans automatically reprice to market. For all other loans, fair value is estimated by discounting the expected future cash flows of these loans at current market rates for loans with similar terms and risks;
- deposits with no stated maturity are assumed to be equal to their carrying values. The estimated fair values of fixed rate deposits are determined by discounting the contractual cash flows at current market rates for deposits of similar terms; and
- the fair values of subordinated debentures are determined by reference to current market prices for debt with similar terms and risks.

Fair values are based on management's best estimates based on market conditions and pricing policies at a certain point in time. The estimates are subjective and involve particular assumptions and matters of judgment and, as such, may not be reflective of future fair values.

26. DERIVATIVE FINANCIAL INSTRUMENTS

The Bank enters into off-balance sheet derivative financial instruments for risk management purposes.

Interest rate swaps, interest rate floors (or caps) or interest rate locks are used as hedging devices to control interest rate risk. The Bank enters into these interest rate derivative instruments only for its own account and does not act as an intermediary in this market. The credit risk is limited to the amount of any adverse change in interest rates applied on the notional contract amount should the counterparty default. Equity contracts are used to offset the return paid to depositors on certain deposit products where the return is linked to a stock index. The credit risk is limited to the average return on an equity index applied on the notional contract amount should the counterparty default. The principal amounts are not exchanged and, hence, are not at risk. Approved counterparties and maximum notional limits are established and monitored by the Asset Liability Committee (ALCO) of the Bank.

Foreign exchange transactions are undertaken only for the purposes of meeting needs of clients and of day-to-day business. Foreign exchange markets are not speculated in by taking a trading position in currencies. Maximum exposure limits are established and monitored by ALCO and are defined by allowable unhedged amounts. The position is managed within the allowable target range by spot and forward transactions or other hedging techniques. Exposure to foreign exchange risk is not material to the Bank's overall position.

The following table summarizes the off-balance sheet financial instrument portfolio and the related credit risk. Notional amounts represent the amount to which a rate or price is applied in order to calculate the exchange of cash flows. The notional amounts are not recorded on the Consolidated Balance Sheets. They represent the volume of outstanding transactions and do not represent the potential gain or loss associated with the market risk or credit risk of such instruments. The replacement cost represents the cost of replacing, at current market rates, all contracts with a positive fair value. The future credit exposure represents the potential for future changes in value and is based on a formula prescribed by OSFI. The credit risk equivalent is the sum of the future credit exposure and the replacement cost. The risk-weighted balance represents the credit risk equivalent weighted according to the credit worthiness of the counterparty as prescribed by OSFI. Additional discussion of OSFI's capital adequacy requirements is provided on page 32 of Management's Discussion and Analysis.

	2006					2005				
	Notional Amount	Replacement Cost	Future Credit Exposure	Credit Risk Equivalent	Risk-weighted Balance	Notional Amount	Replacement Cost	Future Credit Exposure	Credit Risk Equivalent	Risk-weighted Balance
Interest Rate Swaps	$ 618,500	$ 98	$ 1,937	$ 2,035	$ 407	$ 607,500	$ 676	$ 3,013	$ 3,689	$ 738
Equity Contracts	9,570	593	766	1,359	272	14,540	530	1,163	1,693	339
Foreign Exchange Contracts	19,084	24	191	215	43	2,214	3	22	25	5
Total	$ 647,154	$ 715	$ 2,894	$ 3,609	$ 722	$ 624,254	$ 1,209	$ 4,198	$ 5,407	$ 1,082

26. DERIVATIVE FINANCIAL INSTRUMENTS (continued)

The following table shows the off-balance sheet financial instruments split between those contracts that have a positive fair value (favourable contracts) and those that have a negative fair value (unfavourable contracts).

	2006				2005			
	Favourable Contracts		Unfavourable Contracts		Favourable Contracts		Unfavourable Contracts	
	Notional Amount	Fair Value	Notional Amount	Fair Value	Notional Amount	Fair Value	Notional Amount	Fair Value
Interest Rate Swaps	$ 75,000	$ 98	$ 543,500	$ (1,734)	$ 242,500	$ 676	$ 365,000	$ (1,694)
Equity Contracts	9,570	593	–	–	9,070	530	5,470	(45)
Foreign Exchange Contracts	18,368	24	716	(7)	1,163	3	1,051	(2)
Total	$ 102,938	$ 715	$ 544,216	$ (1,741)	$ 252,733	$ 1,209	$ 371,521	$ (1,741)

The aggregate contractual or notional amount of the off-balance sheet financial instruments on hand, the extent to which instruments are favourable or unfavourable and, thus, the aggregate fair values of these financial assets and liabilities can fluctuate significantly from time to time. The average fair values of the off-balance sheet financial instruments on hand during the year are set out in the following table.

	2006	2005
Favourable off-balance sheet financial instruments (assets)	$ 1,172	$ 5,564
Unfavourable off-balance sheet financial instruments (liabilities)	$ 2,902	$ 637

The following table summarizes maturities of off-balance sheet financial instruments and weighted average interest rates paid and received on interest rate contracts.

	2006 Maturity				2005 Maturity			
	1 year or less		More than 5 years		1 year or less		More than 5 years	
	Notional Amount	Contractual Interest Rate	Notional Amount	Contractual Interest Rate	Notional Amount	Contractual Interest Rate	Notional Amount	Contractual Interest Rate
Interest Rate Contracts								
Interest rate swaps - receive fixed amounts[1]	$ 504,500	4.33%	$ 114,000	4.33%	$ 5,000	3.05%	$ 602,500	3.06%
Equity Contracts[2]	3,570		6,000		5,470		9,070	
Foreign Exchange Contracts[2]	19,084		–		2,214		–	
Total	$ 527,154		$ 120,000		$ 12,684		$ 611,570	

[1] The Bank pays floating interest amounts based on the one-month (30-day) Canadian Bankers' Acceptance rate.

[2] The contractual interest rate is not meaningful for equity contracts or foreign exchange contracts.

27. RISK MANAGEMENT

As part of the Bank's risk management practices, the risks that are significant to the business are identified, monitored and controlled. The most significant risks include credit risk, liquidity risk, market risk, insurance risk, operational risk and litigation risk. The nature of these risks and how they are managed is provided in the commentary on pages 41 to 45 of the Management's Discussion and Analysis.

Information on specific measures of risk, including the allowance for credit losses, derivative financial instruments, interest rate sensitivity, fair value of financial instruments and liability for unpaid claims are included elsewhere in these notes to the consolidated financial statements.

28. SEGMENTED INFORMATION

The Bank operates principally in two industry segments – banking and trust, and insurance. These two segments differ in products and services but are both within the same geographic region.

The banking and trust segment provides services to personal clients and small-to medium-sized commercial business clients primarily in Western Canada. The insurance segment provides home and automobile insurance to individuals in Alberta and British Columbia.

	Banking and Trust		Insurance		Total	
	2006	2005	2006	2005	2006	2005
Net interest income (teb)[1]	$ 165,249	$ 137,886	$ 3,435	$ 2,434	$ 168,684	$ 140,320
Less teb adjustment	3,845	3,925	233	50	4,078	3,975
Net interest income per financial statements	161,404	133,961	3,202	2,384	164,606	136,345
Other income[2]	37,791	31,721	15,295	13,840	53,086	45,561
Total revenues	199,195	165,682	18,497	16,224	217,692	181,906
Provision for credit losses	10,200	10,100	–	–	10,200	10,100
Non-interest expense[3]	93,711	82,382	8,338	8,039	102,049	90,421
Provision for income taxes	30,217	23,931	3,219	3,063	33,436	26,994
Net income	$ 65,067	$ 49,269	$ 6,940	$ 5,122	$ 72,007	$ 54,391
Total average assets ($ millions)[4]	$ 6,287	$ 5,139	$ 147	$ 127	$ 6,434	$ 5,266

[1] Taxable Equivalent Basis (teb) – Most banks analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statements of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles and, therefore, may not be comparable to similar measures presented by other banks.

[2] Other income for the insurance segment is presented net of claims, adjustment expenses and policy acquisition costs (see Note 17) and also includes the gain on the sale of securities.

[3] Amortization of intangible assets of $542 (2005 – $543) is included in the banking and trust segment and $nil (2005 – $nil) in the insurance segment. Amortization of land, buildings and equipment total $3,683 (2005 – $3,774) for the banking and trust segment and $1,023 (2005 – $1,027) for the insurance segment while additions amounted to $7,957 (2005 – $3,540) for the banking and trust segment and $1,371 (2005 – $2,337) for the insurance segment. Goodwill of $3,679 is allocated to the banking and trust segment and $3,254 to the insurance segment.

[4] Assets are disclosed on an average daily balance basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

[5] Transactions between the segments are reported at the exchange amount which approximates fair market value.

29. SUBSIDIARIES

Canadian Western Bank Subsidiaries[1]
(annexed in accordance with subsection 308 (3) of the Bank Act)
October 31, 2006

	Address of Head Office	Carrying Value of Voting Shares Owned by the Bank[2]
Canadian Western Trust Company	10303 Jasper Avenue Edmonton, Alberta	$ 29,096
Canadian Direct Insurance Incorporated	Suite 600, 750 Cambie Street Vancouver, British Columbia	40,175
Valiant Trust Company	310, 606 4th St. S.W. Calgary, Alberta	10,060
CWB Canadian Western Financial Ltd.	10303 Jasper Avenue Edmonton, Alberta	489

[1] The Bank owns 100% of the voting shares of each entity.

[2] The carrying value of voting shares is stated at the Bank's equity in the subsidiaries.

30. FUTURE ACCOUNTING CHANGES

Financial Instruments

The CICA has issued new accounting standards: Financial Instruments – Recognition and Measurement, Hedges, and Comprehensive Income, which are effective for the Bank as of November 1, 2006. As a result of adopting these standards, a new category, accumulated other comprehensive income, will be added to shareholders' equity and certain unrealized gains and losses will be reported in other comprehensive income until realization.

Effective November 1, 2006, certain financial assets and liabilities will be measured at fair value and others at amortized cost. Any adjustment of the previous carrying amounts will be recognized as an adjustment to either accumulated other comprehensive income or retained earnings at November 1, 2006 and prior period consolidated financial statements will not be restated. Significant components of CWB's implementation of the standards include

a) Cash resources, securities and securities purchased under resale agreements have been designated as available for sale and will be recorded on the balance sheet at fair value with changes in fair value recorded in other comprehensive income.

b) Derivative financial instruments will be recorded on the balance sheet at fair value as either other assets or other liabilities with changes in fair value related to the effective portion of cash flow interest rate hedges recorded in other comprehensive income.

c) Loans, deposits and subordinated debentures will continue to be recorded at amortized cost.

International Financial Reporting Standards

The CICA plans to converge Canadian GAAP for public companies with International Financial Reporting Standards (IFRS) over a transition period expected to end in 2011. The impact of the transition to IFRS on the Bank's consolidated financial statements is not yet determinable.

IN MEMORY

With sadness, we mark the passing and celebrate the lives of two individuals who helped set us on the path to become the successful institution we are today. Fred Sparrow and Doug Dalgetty each made enormous contributions to the CWB Group throughout their years of service, and they are missed.



Fred Sparrow
July 13, 1929
July 4, 2006

In March of 1985, when the Bank was in its early days, Fred mused on CWB's niche during an interview with an Alberta magazine: "Being small, we can provide outstanding service, and we must do that if we're going to be successful – which we believe we can do."

Fred played an integral role in the history of our organization, as well as in the history of banking in Western Canada. He spent his early management career at Alberta Treasury Branches before joining CWB's predecessor, Bank of Alberta, to become our first CEO and Chairman. After retiring from his management duties at the Bank in 1988, he continued to serve on the Board of Directors until 1990. In 1995, Fred accepted the title of Director Emeritus and continued to provide his unique wisdom to the CWB Group.

He was a kind, gracious, caring individual who epitomized Think Western values and guided us as we defined CWB's brand and approach.



Doug Dalgetty
March 22, 1941
August 17, 2006

Throughout his long career at CWB, Doug was an invaluable presence on the senior management team. From the Bank's earliest days and during its formative years, Doug's quick wit, powers of analysis, and keen interest in the people and the business around him galvanized, engaged and helped us visualize how far we could take this organization.

Doug joined CWB's predecessor, Western and Pacific Bank, in 1985 and served as Executive Vice President of the Bank and participated on the Board of Directors until his retirement in 2001. He was innovative, aggressive and creative in his work – a proactive key figure who assisted in the development of the strategic direction and culture of CWB.

His influence remains, as do our memories of Doug, as a mercurial and energetic executive and director.

BOARD OF DIRECTORS

Charles R. Allard
President
Rosedale Meadows Development Inc.
Edmonton, Alberta

Albrecht W. A. Bellstedt, Q.C.
Executive Vice President,
Law and General Counsel
TransCanada Corporation
Calgary, Alberta

Jack C. Donald (Chairman)
President and Chief Executive Officer
Parkland Properties Ltd.
Red Deer, Alberta

Allan W. Jackson
President
ARCI Ltd.
Calgary, Alberta

Wendy A. Leaney
President
Wyoming Associates Ltd.
Toronto, Ontario

Robert A. Manning
President
Cathton Holdings Ltd.
Edmonton, Alberta

Gerald A.B. McGavin, C.M., O.B.C., FCA
President
McGavin Properties Ltd.
Vancouver, British Columbia

Howard E. Pechet
President
Mayfield Consulting Inc.
La Jolla, California, USA

Robert L. Phillips
President
R.L. Phillips Investments Inc.
Vancouver, British Columbia

Larry M. Pollock
President and Chief Executive Officer
Canadian Western Bank & Trust
Edmonton, Alberta

Alan M. Rowe, CA
Senior Vice President,
Chief Financial Officer
and Corporate Secretary
Crown Life Insurance Company
Regina, Saskatchewan

Arnold J. Shell
President
Arnold J. Shell Consulting Inc.
Calgary, Alberta

DIRECTORS EMERITUS

John Goldberg
Jordan L. Golding
Arthur G. Hiller
Peter M.S. Longcroft
Dr. Maurice W. Nicholson
Alma M. McConnell
Eugene I. Pechet
Dr. Maurice M. Pechet



Back row: (L – R) Larry Pollock, Arnold Shell, Gerald McGavin, Alan Rowe, Robert Phillips, Robert Manning
Front row: (L – R) Charles Allard, Albrecht Bellstedt, Jack Donald, Wendy Leaney, Allan Jackson, Howard Pechet

SENIOR OFFICERS

EXECUTIVE OFFICERS

Larry M. Pollock
President and
Chief Executive Officer

William J. Addington
Executive Vice President

Tracey C. Ball, CA
Executive Vice President
and Chief Financial Officer

Brian J. Young
Executive Vice President

Randy W. Garvey
Senior Vice President

Chris H. Fowler
Senior Vice President

Jack C. Wright
Senior Vice President

CORPORATE OFFICE

Lars K. Christensen, CMA
Vice President
and Chief Internal Auditor

Richard R. Gilpin
Vice President
Credit Risk Management

Ricki L. Golick
Treasurer

Carolyn J. Graham, CA
Vice President and
Chief Accountant

Gail L. Harding, Q.C.
Vice President,
General Counsel
and Corporate Secretary

Uve Knaak
Vice President
Human Resources

Peter K. Morrison
Vice President
Marketing
and Product Development

David R. Pogue
Vice President
Corporate Development

Michael Vos
Chief Technology Officer

COMMERCIAL AND RETAIL BANKING

William A. Book
Vice President
and Regional Manager
Northern Alberta Region

James O. Burke
Vice President
Equipment Financing

Michael N. Halliwell
Vice President
and Regional Manager
Prairie Region

Greg J. Sprung
Vice President
and Regional Manager
British Columbia Region

CANADIAN WESTERN TRUST COMPANY

Adrian M. Baker
Vice President
and Chief Operating Officer
Trust Services

CANADIAN DIRECT INSURANCE INCORPORATED

Brian J. Young
President
and Chief Executive Officer

Susannah M. Bach
Vice President
Corporate
and Strategic Operations

Colin G. Brown
Chief Operating Officer

Michael Martino
Chief Financial Officer

Vince M. Muto
Vice President Claims

VALIANT TRUST COMPANY

Adrian M. Baker
President

Matt K. Colpitts
General Manager

OMBUDSMAN

R. Graham Gilbert

AWARDS OF EXCELLENCE

Awards of Excellence recognize employees who display qualities for which CWB is known and that are inherent under the brand Think Western®. When staff Think Western, they exceed expectations in the areas of client service (both internal and external), peer relationships, innovation, and initiative. They are enthusiastic about their work and their employer, reliable, respectful, and exceptionally responsive to both customers and co-workers.

Award recipients for 2006 include

Lucia Bermedo, CWB Edmonton

Sheila Ditchfield, CWB Langley

Tera-Lee Flavel, CWB Regina

Heather Foidart, Valiant Calgary

Erica Jensen, CWB Old Strathcona

Osanna Lai, CDI Vancouver

Jonathan Lang, CWB Red Deer

William Lee, CWB Calgary South Trail Crossing

Eileen Schaub, CWB Vancouver

Sandy Schultz, CDI Edmonton

Jessi Takhar, CWT Vancouver

Cheri Wong, CWB Edmonton

SHAREHOLDER INFORMATION

CANADIAN WESTERN BANK & TRUST

Head Office
Suite 2300, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, Alberta T5J 3X6
Telephone: (780) 423-8888
Fax: (780) 423-8897
Website: www.cwbankgroup.com

SUBSIDIARY REGIONAL OFFICE

Canadian Western Trust Company
Suite 600, 750 Cambie Street
Vancouver, BC V6B 0A2
Telephone: (604) 685-2081
Fax: (604) 669-6069
Website: www.cwt.ca

CANADIAN DIRECT INSURANCE INCORPORATED

Suite 600, 750 Cambie Street
Vancouver, BC V6B 0A2
Telephone: (604) 699-3678
Fax: (604) 699-3851
Website: www.canadiandirect.com

VALIANT TRUST COMPANY

Suite 310, 606 – 4th Street S.W.
Calgary, Alberta T2P 1T1
Telephone: (403) 233-2801
Fax: (403) 233-2857
Website: www.valianttrust.com

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
Share Symbol: CWB

TRANSFER AGENT AND REGISTRAR MAILING ADDRESS

Valiant Trust Company
Suite 310, 606 – 4th Street S.W.
Calgary, Alberta T2P 1T1
Telephone: (403) 233-2801
Fax: (403) 233-2857

CORPORATE SECRETARY

Gail L. Harding, Q.C.
Vice President, General Counsel
and Corporate Secretary
Canadian Western Bank
606 – 4th Street S.W.
Calgary, Alberta T2P 1T1
Telephone: (403) 268-7829
Fax: (403) 920-0204

INQUIRIES FROM SHAREHOLDERS

Any notification regarding change of address or change in registration of shares should be directed to the Transfer Agent. Any inquiries other than change of address or change in registration may be directed to the Senior Manager, Investor and Public Relations.

ANNUAL MEETING

The annual meeting of the common shareholders of Canadian Western Bank will be held on Thursday, March 8, 2007 at the Westin Hotel, Edmonton, Alberta at 3:00 p.m. (MT).

INVESTOR RELATIONS

For further financial information, contact
Kirby Hill, CFA
Senior Manager, Investor and Public Relations
Canadian Western Bank
Telephone: (780) 441-3770
Fax: (780) 423-8899
E-mail: InvestorRelations@cwbankgroup.com
or visit our website at www.cwbankgroup.com

ONLINE INVESTOR INFORMATION

Additional investor information, including supplemental financial information and a corporate presentation, is available on our website at www.cwbankgroup.com

COMPLAINTS OR CONCERNS REGARDING ACCOUNTING, INTERNAL ACCOUNTING CONTROLS OR AUDITING MATTERS

Please contact either
Tracey C. Ball, CA
Executive Vice President
and Chief Financial Officer
Canadian Western Bank
Telephone: (780) 423-8855
Fax: (780) 423-8899
E-mail: tracey.ball@cwbank.com
or
Robert A. Manning
Chairman of the Audit Committee
c/o 210 – 5324 Calgary Trail
Edmonton, Alberta T6H 4J8
Telephone: (780) 438-2626
Fax: (780) 438-2632
E-mail: rmanning@shawbiz.ca

LOCATIONS

CANADIAN WESTERN BANK

REGIONAL OFFICES

Northern Alberta
2300, 10303 Jasper Avenue
Edmonton
(780) 423-8888
Bill Book

Prairies
606 – 4 Street S.W.
Calgary
(403) 262-8700
Michael Halliwell

British Columbia
22nd Floor, 666 Burrard Street
Vancouver
(604) 669-0081
Greg Sprung

Equipment Financing
#300, 5222 – 130 Avenue S.E.
Calgary
(403) 269-9882
Jim Burke

ALBERTA

EDMONTON

Edmonton Main
11350 Jasper Avenue
(780) 424-4846
Keith Wilkes

103rd Street
10303 Jasper Avenue
(780) 423-8801
Jake Muntain

Old Strathcona
7933 – 104 Street
(780) 433-4286
Donna Austin

South Edmonton Common
2142 – 99 Street
(780) 988-8607
Wayne Dosman

St. Albert
300, 700 St. Albert Road
(780) 458-4001
Ward Fleming

West Point
17603 – 100 Avenue
(780) 484-7407
Kevin MacMillen

CALGARY

Calgary Main
606 – 4 Street S.W.
(403) 262-8700
Doug Crook

Calgary Chinook
6606 MacLeod Trail S.W.
(403) 269-9882
Lew Christie

Calgary Foothills
6127 Barlow Trail S.E.
(403) 252-2299
Chris Minke

Calgary Northeast
2810 – 32 Avenue N.E.
(403) 250-8838
June Lavigueur

Calgary South Trail Crossing
#300, 5222 – 130 Avenue S.E.
(403) 257-8235
Glen Eastwood

RED DEER

4822 – 51 Avenue
(403) 341-4000
Don Odell

LETHBRIDGE

744 – 4 Avenue South
(403) 328-9199
Don Grummett

GRANDE PRAIRIE

11226 – 100 Avenue
(780) 831-1888
David Hardy

BRITISH COLUMBIA

VANCOUVER

Park Place
Suite 100, 666 Burrard Street
(604) 688-8711
Rob Berzins

Vancouver Real Estate
22nd Floor, 666 Burrard Street
(604) 669-0081
Bob Wigmore

West Broadway
Suite 110, 1333 West Broadway
(604) 730-8818
Jules Mihalyi

West Side
3190 West Broadway
(604) 732-4262
Paul Cheng

COQUITLAM

310, 101 Schoolhouse Street
(604) 540-8829
Ron Baker

COURTENAY

Unit 200, 470 Puntledge Road
(250) 334-8888
Alan Dafoe

CRANBROOK

2009 – 5 Street South
(250) 426-1140
Mike Eckersley

KELOWNA

Kelowna
1674 Bertram Street
(250) 862-8008
David Bushby

Kelowna Equipment Financing Centre
101 – 1505 Harvey Avenue
(250) 860-0088
Jim Kitchin

KAMLOOPS

Unit 112, 300 Columbia Street
(250) 828-1070
Hugh Sutherland

LANGLEY

100, 19915 – 64 Avenue
(604) 539-5088
Craig Martin

NANAIMO

101, 6475 Metral Drive
(250) 390-0088
Russ Burke

PRINCE GEORGE

300 Victoria Street
(250) 612-0123
David Duck

SURREY

Strawberry Hill
1, 7548 – 120 Street
(604) 591-1898
Rick Howard

VICTORIA

1201 Douglas Street
(250) 383-1206
Gerry Laliberte

SASKATCHEWAN

REGINA

#100, 1881 Scarth Street
McCallum Hill Centre II
(306) 757-8888
Trent Bobinski

SASKATOON

244 – 2 Avenue S.
(306) 477-8888
Ron Kowalenko

YORKTON

45, 277 Broadway Street East
(306) 782-1002
Barb Apps

MANITOBA

WINNIPEG

230 Portage Avenue
(204) 956-4669
Robert Bean

CANADIAN WESTERN TRUST COMPANY

TRUST SERVICES

VANCOUVER

Suite 600, 750 Cambie Street
(604) 685-2081

CALGARY

200, 606 – 4 Street S.W.
(403) 717-3145

WINNIPEG

230 Portage Avenue
(204) 956-4669

BURLINGTON

201A – 3190 Harvester Road
(905) 631-8487

REAL ESTATE LENDING

22nd Floor, 666 Burrard Street
(604) 669-0081

OPTIMUM MORTGAGE

2300, 10303 Jasper Avenue
(780) 423-8888

CANADIAN DIRECT INSURANCE INCORPORATED

VANCOUVER

Suite 600, 750 Cambie Street
(888) 225-5234

EDMONTON

11th Floor, 10250 – 101 Street
(780) 413-5933

VALIANT TRUST COMPANY

CALGARY

310, 606 – 4 Street S.W.
(403) 233-2801

VANCOUVER

Suite 600, 750 Cambie Street
(604) 443-5153

EDMONTON

Suite 2300, 10303 Jasper Avenue
(780) 423-8888

50 BEST EMPLOYERS IN CANADA 2007
REPORT ON BUSINESS

CANADIAN WESTERN BANK
Think Western

CANADIAN WESTERN BANK

ANNUAL INFORMATION FORM

December 31, 2006

TABLE OF CONTENTS

(All information is as of October 31, 2006 unless otherwise indicated)

FORWARD-LOOKING STATEMENTS

From time to time Canadian Western Bank (the "Bank") makes written and verbal forward-looking statements. Statements of this type are included in this Annual Information Form, including documents incorporated by reference, and may be included in filings with Canadian securities regulators or in other communications such as press releases and corporate presentations. Forward-looking statements include, but are not limited to, statements about the Bank's objectives and strategies, targeted and expected financial results and the outlook for the Bank's businesses or for the Canadian economy. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate", "may increase", "may impact" and other similar expressions or future or conditional verbs such as "will", "should", "would" and "could".

By their very nature, forward-looking statements involve numerous assumptions. A variety of factors, many of which are beyond the Bank's control, may cause actual results to differ materially from the expectations expressed in the forward-looking statements. These factors include, but are not limited to, fluctuations in interest rates and currency values, changes in monetary policy, changes in economic and political conditions, legislative and regulatory developments, legal developments, the level of competition in the Bank's markets, the occurrence of weather related and other natural catastrophes, the accuracy of and completeness of information the Bank receives about customers and counterparties, the ability to attract and retain key personnel, the ability to complete and integrate acquisitions, reliance on third parties to provide components of the Bank's business infrastructure, changes in tax laws, technological developments, unexpected changes in consumer spending and saving habits, timely development and introduction of new products, and management's ability to anticipate and manage the risks associated with these factors. The preceding list is not exhaustive of possible factors. These and other factors should be considered carefully and readers are cautioned not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by it or on its behalf.

CORPORATE STRUCTURE

Name, Address and Incorporation

Canadian Western Bank ("CWB" or the "Bank") is a Schedule I chartered bank under the *Bank Act* (Canada) (the "Bank Act") and was formed effective November 1, 1987 through the amalgamation of Bank of Alberta (incorporated on March 22, 1984) and Western & Pacific Bank of Canada (incorporated on March 25, 1982). CWB has also amalgamated with two other financial institutions since 1987: B.C. Bancorp (effective November 1, 1996) and North West Trust Company (effective December 31, 1994). The Bank Act is the charter of CWB and governs its operations. CWB's head office is located at Canadian Western Bank Place, Suite 2300, 10303 Jasper Avenue, Edmonton, Alberta, T5J 3X6.

The Bank Act also provides for the appointment of a Superintendent of Financial Institutions who is responsible to the Minister of Finance Canada for the administration of the Bank Act. It is the Superintendent's duty to examine and enquire into the business and affairs of each bank governed by the Bank Act, to ensure that its provisions, having regard to the protection of the interests of the depositors and policyholders of the banks, are being observed and that the banks are in sound financial condition. The Superintendent performs an annual examination and submits his report to the Minister of Finance thereafter.

Intercorporate Relationships

The table below shows the material operating subsidiaries of CWB as well as the percentage of each class of votes attaching to all voting securities of the subsidiary beneficially owned and each subsidiary's province or country of incorporation.

Subsidiary	Percentage of Issued and Outstanding Shares Owned	Jurisdiction of Incorporation
Canadian Direct Insurance Incorporated	100%	Canada
Canadian Western Trust Company	100%	Canada
CWB Canadian Western Financial Ltd.	100%	British Columbia
Valiant Trust Company	100%	Alberta

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

CWB is the eighth largest publicly traded Canadian Schedule I chartered bank as measured in terms of total assets. It operates only in Canada, primarily in the four western provinces. From 2003 to 2006, CWB's total assets have grown by $2.9 billion to $7.3 billion as at October 31, 2006. Since 2003, an internal loan growth rate averaging 18% has been achieved. CWB and its wholly owned subsidiaries Canadian Western Trust Company ("CWT") and Valiant Trust Company ("Valiant Trust"), offer a comprehensive range of personal and commercial banking and trust services. CWB expanded into the property and casualty insurance business in April 2004 through the acquisition of Canadian Direct Insurance Incorporated ("CDI"). CWB's business growth reflects a successful business plan as well as the strength of the Alberta and British Columbia economies and stable economic conditions in Manitoba and Saskatchewan.

DESCRIPTION OF THE BUSINESS

General

CWB is the only publicly traded Schedule I chartered bank headquartered in and regionally focused on western Canada. A comprehensive range of personal and commercial banking and trust services is provided. Since April 2004, CWB's subsidiary, CDI, offers personal home and automobile insurance to customers in British Columbia and Alberta. The Bank has 33 branches located in the provinces of British Columbia, Alberta, Saskatchewan and Manitoba. In total, CWB and its subsidiaries employed 1,194 employees at October 31, 2006.

Banking and Trust

Summary

A Senior Vice President, three Regional Vice Presidents and a Vice President in each of industrial lending and trust operations have the overall responsibility for personal and commercial banking operations and trust services operations. There are fourteen branches in Alberta, fifteen branches in British Columbia, three branches in Saskatchewan and one branch in Manitoba. There are two additional banking operations, one located within the Edmonton Head Office and one within the Vancouver Regional Office, which process only deposits gathered through a network of agents operating throughout Canada. CWT operates out of offices in Calgary, Edmonton, Vancouver, Winnipeg and Burlington. Valiant Trust operates out of offices in Calgary, Edmonton and Vancouver and has arrangements for co-transfer agency services in Toronto and New York.

Commercial banking services are divided into three major categories: general commercial banking, real estate lending and industrial lending. In addition, a dedicated group in Calgary specializes in energy related loans. Commercial banking includes current accounts, lines of credit and operating and term loans. Real estate lending includes loans for commercial premises as well as construction and development loans. Industrial lending consists primarily of term loans on equipment and financial leasing activities. A portfolio of loans identified internally as corporate loans has also been developed through selective participation in syndications, the majority of which have been structured and led by the major Canadian banks.

It is CWB's policy to limit single and associated corporate borrowers' loan authorizations to not more than 10% of the Bank's shareholders' equity and is presently set at $50 million ($60 million if amount in excess of $50 million were CMHC insured). Customers with larger borrowing requirements are accommodated through loan syndications with other financial institutions.

Personal banking services are aimed at the saver and investor with emphasis placed on a variety of competitively priced deposit products. Retail customers have access to their accounts through CWB's membership in the Interac®, Cirrus® and Exchange® automated banking machine networks, the Interac® Direct Payment system and CWB Direct®, an internet PC banking system. CWB offers personal and business credit cards through an agreement with MBNA Canada Bank. Competitively priced consumer loans and mortgages are offered to customers through bank branch locations. Since 2004, CWT has been offering alternative residential mortgages, branded under the name Optimum Mortgage, primarily through third party mortgage brokers. Third party mutual funds are offered to customers through the Bank's mutual fund dealer subsidiary, CWB Canadian Western Financial Ltd.

Trust services are offered through CWT and Valiant Trust. Personal services include self-directed registered accounts, non-registered investment accounts, individual pension plans and investment loan services. CWT's corporate and group trust services include registered pension plan custody, executive compensation plan services and employee-based savings plan services. Valiant Trust's services include stock transfer and registrar services, debenture trustee services and depository and escrow services for public companies and income trusts. CWT deposit products are also sold through bank branch locations.

The banking and trust segment accounted for 92% of consolidated revenues in 2006 and 90% of consolidated revenues in 2005. In this segment, all revenues for each of the two most recently completed fiscal years were derived from sales to external customers outside of CWB and its subsidiaries.

Competitive Conditions

Competition mainly comes from chartered banks, credit unions, trust companies, insurance companies, asset-lenders, pension funds and other regionally-based financial institutions. CWB's bank and trust businesses operate in very competitive markets, particularly with respect to the pricing, nature and extent of products and services offered. The key competitive differences are a commitment to highly personalized service and local decision making.

Environmental Protection

CWB is exposed to some financial risk as a result of environmental laws. To manage this potential exposure, environmental risk is factored into credit evaluation procedures and property acquisitions, to ensure that CWB's interests are reasonably protected. To date these environmental risks have not had any material effect on the operations of the banking and trust segment.

Employees

At October 31, 2006, CWB's banking and trust operations employed 962 employees across Western Canada.

Insurance

Summary

The Bank's wholly-owned insurance subsidiary, CDI, uses sophisticated underwriting selection criteria to offer competitively priced personal home and automobile insurance to customers in British Columbia and Alberta. Products are offered to customers through two call centres, one in each of British Columbia and Alberta, or the internet, thereby eliminating broker commissions and reducing costs. All claims are administered by CDI's head-office using modern imaging technology and effective workflow management to maintain a "paperless office" environment, which has contributed to CDI's low claims expense ratio. CDI currently enjoys very high satisfaction ratings for sales, service and claims experience as measured by customer surveys.

The insurance segment accounted for 8% of consolidated revenues in 2006 and 10% of consolidated revenues in 2005.

Competitive Conditions

The British Columbia automobile insurance market is heavily influenced by the Insurance Corporation of B.C. ("ICBC"), a crown corporation of the Province of British Columbia. ICBC is the only permitted insurer for the mandatory basic auto liability coverage and competes with private insurance companies for the provision of additional optional coverage. Based on 2005 data, CDI has a market share in British Columbia of approximately 26% of the optional private automobile insurance market which itself comprises some 11% of the total optional automobile insurance market, the other 89% being held by ICBC. The markets for CDI's other insurance products are fully competitive with a large number of property and casualty insurance companies, most of which sell products and services through broker-based distribution channels.

In Alberta, government enacted reforms to the provincial automobile industry have resulted in the announcement of one rate rollback in 2006 and two rate rollbacks in 2005. The 2006 announcement was made in July and called for a three percent reduction in compulsory auto insurance premiums, effective for policies issued or renewed after November 1, 2006. The 2005 rate rollbacks were announced in April and July for six percent and four percent, respectively. CDI applied for and received exemptions from the Superintendent of Insurance for all of these mandated rollbacks by successfully demonstrating that it was already a provider of low cost automobile insurance. However, since most insurers were subjected to the rate rollbacks CDI's competitive price advantage has been reduced. CDI's earnings and claims loss ratio in fiscal 2006 were positively impacted by CDI's share of the Alberta auto insurance Risk Sharing Pools (the "Pools"). Unpaid claims reserves in the Pools decreased to reflect revised estimated loss assumptions derived by the Pools' consulting acturary. In 2005, CDI's earnings and claims loss ratio were negatively impacted by its allocated share of losses from the Pools.

Insurance operations continue to be impacted by competitive pressures in British Columbia and ongoing regulatory changes in Alberta. An increasing number of consumers are taking advantage of CDI's newly launched technology and purchasing auto insurance over the internet. Additional development is underway to further expand alternative delivery channels.

Intangible Products

CDI's business is generated primarily through inbound calls in response to television, radio and newspaper advertising. As a result, awareness of the Canadian Direct Insurance brand is very important in attracting and retaining business. Through significant investment in marketing there is a high level of brand awareness in British Columbia, with good opportunities to grow awareness in Alberta.

Employees

At October 31, 2006, insurance operations employed 232 employees in British Columbia and Alberta.

Cycles

The property and casualty insurance industry has historically tended to fluctuate in cyclical patterns of "soft" markets characterized generally by increased competition resulting in lower premium rates and underwriting standards followed by "hard" markets characterized by lessening competition, stricter underwriting standards and increasing premium rates. The operating results are also subject to seasonal weather conditions including higher claims experience during winter driving months.

RISK FACTORS

The risks faced by the Bank are described on pages 41 to 45 of the Annual Report and those pages are incorporated herein by reference.

DIVIDENDS

During the year ended October 31, 2006, CWB declared dividends totalling $0.500 per common share as compared to $0.380 and $0.375 per share (after adjustment for the stock dividend paid on January 10, 2005 – see below) for fiscal 2005 and 2004 respectively.

The Board of Directors has declared a cash dividend of $0.16 per common share payable on January 4, 2007 to shareholders of record on December 19, 2006. The Board of Directors has also declared a stock dividend of one additional common share for each common share outstanding, payable on January 18, 2007 to shareholders of record on January 11, 2007, effectively achieving a two-for-one split of its common shares.

CWB is prohibited from paying or declaring a dividend if there are reasonable grounds for believing that CWB is, or that payment would cause CWB to be, in contravention of any regulation made under the Bank Act with respect to the maintenance of adequate capital and adequate and appropriate forms of liquidity or with any direction given with respect to such matters by the Superintendent of Financial Institutions.

In conjunction with the issuance of Trust Capital Securities – Series 1 ("CWB WesTS – Series 1") in August 2006 by Canadian Western Bank Capital Trust ("CWB Trust"), the Bank contractually agreed that if CWB Trust fails to pay in full the semi-annual distributions on its CWB WesTS – Series 1, the Bank will not declare dividends on the Bank's outstanding preferred shares and common shares for a period of approximately 12 months.

Dividends are payable on the common shares of CWB if, as and when declared by the Board of Directors. During 2004, the Board of Directors changed the frequency of dividend declarations from semi-annually to quarterly. The Board is not required to declare or pay dividends on the common shares of CWB.

CWB paid a stock dividend of one common share per common share held on January 10, 2005 to all shareholders of record on December 22, 2004, effectively achieving a two-for-one split of its common shares.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

The authorized share capital of CWB consists of an unlimited number of common shares, 25,000,000 First Preferred Shares and 33,964,324 Class A Shares, all without nominal or par value. CWB also has five series of conventional debentures outstanding. CWB Trust has issued 105,000 CWB WesTS - Series 1, which are not included in the Bank's annual consolidated financial statements but which are permitted by the Office of the Superintendent of Financial Institutions to be included in the Bank's regulatory capital.

Share Capital

The common shares are entitled to one vote per share at all meetings of holders of common shares. The common shares are entitled to dividends, if, as and when declared by the Board of Directors and to the distribution of assets of CWB in the event of the liquidation, dissolution or winding-up of CWB. As of October 31, 2006, there were 30,968,130 common shares outstanding.

The First Preferred Shares are issuable in series. The First Preferred Shares of each series rank on a parity with the First Preferred Shares of every other series and are entitled to preference over the common shares and any other shares ranking junior to the First Preferred Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of CWB. CWB's Board of Directors is empowered to fix the number of shares and the rights to be attached to the First Preferred Shares of each series, including the amount of dividends and any conversion, voting and redemption rights. Subject to the foregoing and applicable law, the holders of the First Preferred Shares are not entitled to receive notice of, attend or vote at meetings of the shareholders of CWB.

As part of the issuance of CWB WesTS – Series 1, the Board of Directors authorized the issuance of 4,200,000 First Preferred Shares Series 1, which pay semi-annual non-cumulative cash dividends with an annual yield of 4.00% and are redeemable at the sole option of the Bank, with OSFI approval, on or after December 11, 2011, and 4,200,000 First Preferred Shares Series 2 which pay semi-annual non-cumulative cash dividends with an annual yield of 5.25% and are redeemable at the sole option of the Bank, with OSFI approval, on or after December 11, 2011. No First Preferred Shares were outstanding as of October 31, 2006.

The Class A Shares were created and issued in connection with CWB's amalgamation with B.C. Bancorp in 1996. Pursuant to the conditions applicable to the Class A Shares, all of the issued and outstanding Class A Shares were automatically converted into common shares twenty business days after the effective date of the amalgamation with B.C. Bancorp. There are currently no Class A Shares issued or outstanding.

Subordinated Debentures
The material details of outstanding, subordinated debentures may be found in Note 13 to the audited consolidated financial statements, which are incorporated herein by reference, and which are available on www.sedar.com and in the 2006 Annual Report.

Trust Capital Securities
On August 31, 2006 CWB Trust privately placed 105,000 CWB WesTS – Series 1 with institutional investors for gross proceeds of $105 million. The gross proceeds were used to acquire a $105 million deposit note from the Bank. Both the CWB WesTS – Series 1 and the deposit note bear interest at 6.199% until December 31, 2016 and thereafter at the CDOR 180-day Bankers' Acceptance rate plus 2.55%. The material details of the CWB WesTS – Series 1 may be found in Note 14 to the audited consolidated financial statements, which are incorporated herein by reference, and which are available on www.sedar.com and in the 2006 Annual Report.

Constraints
Any person wishing to obtain, or increase, a significant interest in a bank must make an application to the Minister of Finance. Ownership, directly or indirectly, of more than 10% of any class of shares of a bank constitutes a significant interest. A Bank with equity of $5 billion or more (a "Large Bank") may not have a shareholder which owns, directly or indirectly, more than 20% of its outstanding voting shares of any class or more than 30% of its outstanding non-voting shares of any class. Under the Bank Act, CWB was deemed to be a Large Bank, however, the Minister has the power to change CWB's status if it is demonstrated that the change in status is in the public interest and it will foster opportunities for the Bank to grow and better serve its customers. If the Minister were to change the status of CWB, the Minister could approve the acquisition of all the Bank's common shares by a single entity.

The Bank monitors the above constraints on shareholdings through various means including completion of Declaration of Ownership Forms for shareholder certificate transfer requests.

MARKET FOR SECURITIES

Trading Price and Volume
The Bank's common shares are traded on the Toronto Stock Exchange ("TSX") under the symbol CWB. The following table shows the price ranges and volume traded for the common shares for each month of the most recent fiscal year (November 2005 through October 2006).

	Common Share	
Period	**Price Range**	**Volume**
November 2005	$34.29 – 36.80	908,786
December 2005	$33.28 – 36.55	1,495,089
January 2006	$35.77 – 38.50	1,371,474
February 2006	$36.06 – 38.50	612,878
March 2006	$37.75 – 42.15	1,595,375

Period	Common Share	
	Price Range	Volume
April 2006	$40.80 – 43.82	1,038,136
May 2006	$41.07 – 44.36	858,195
June 2006	$40.01 – 43.50	1,333,825
July 2006	$42.50 – 45.50	731,263
August 2006	$43.03 – 45.55	692,178
September 2006	$41.35 – 45.20	1,100,513
October 2006	$41.60 – 43.59	721,083

Prior Sales

On November 21, 2005 the Bank issued $70 million principal amount of subordinated debentures. On August 31, 2006 CWB Trust issued 105,000 CWB WesTS – Series 1 for aggregate gross proceeds of $105 million. Neither the subordinated debentures nor the CWB WesTS – Series 1 are listed or quoted on a market place.

DIRECTORS AND OFFICERS

Director and Officer Information

The following table lists the name, municipality of residence and principal occupation of each director of CWB, the period that each director has served as a director, the committees on which the director served during the last fiscal year as well as the number of common shares of CWB, and the percentage of outstanding common shares, beneficially owned, directly or indirectly, or controlled or directed by each director. Each director of CWB is also a director of CWT and Valiant Trust. Directors are elected annually and hold office until the next annual meeting of shareholders.

Name and Municipality of Residence	Principal Occupation	Director Since	Board Committee Membership	Common Shares Beneficially Owned, Controlled or Directed(1)
CHARLES R. ALLARD Edmonton, Alberta, Canada	President, Rosedale Meadows Development Inc. (real estate development company)	June 6, 1986	Conduct Loans	1,787,026(2) 5.76%
ALBRECHT W.A. BELLSTEDT, Q.C. Calgary, Alberta, Canada	Executive Vice President, Law & Corporate, TransCanada Corporation (North American energy services company)	March 9, 1995	Conduct (Chair) Governance Loans	6,600 0.02%
JACK C. DONALD(4) Red Deer, Alberta, Canada	President and Chief Executive Officer, Parkland Properties Ltd. (commercial property investment company)	March 22, 1984	Chairman of the Board Loans Governance (Chair)	50,000 0.16%
ALLAN W. JACKSON Calgary, Alberta, Canada	President, ARCI Ltd. (real estate development company)	March 22, 1984	Conduct Loans (Chair) Governance	57,000 0.18%
WENDY A. LEANEY Toronto, Ontario, Canada	President, Wyoming Associates Ltd. (general investment holding company)	March 8, 2001	Audit Loans	8,000 0.03%

Name and Municipality of Residence	Principal Occupation	Director Since	Board Committee Membership	Common Shares Beneficially Owned, Controlled or Directed[(1)]
ROBERT A. MANNING[(4)] Edmonton, Alberta, Canada	President, Cathton Holdings Ltd. (general investment holding company)	January 31, 1986	Audit (Chair) Governance	1,808,364[(2)] 5.83%
GERALD A.B. McGAVIN[(4)] Vancouver, British Columbia, Canada	President, McGavin Properties Ltd. (commercial property investment company)	January 27, 1989	Audit Loans	20,000 0.06%
HOWARD E. PECHET La Jolla, California, U.S.A.	President, Mayfield Consulting Inc. (general investment holding company)	March 22, 1984	Loans Governance	272,200[(3)] 0.88%
ROBERT L. PHILLIPS[(4)] Vancouver, British Columbia, Canada	President, R.L. Phillips Investments Inc. (private investment firm)	March 8, 2001	Audit Governance Loans	8,000 0.03%
LARRY M. POLLOCK[(4)] Edmonton, Alberta, Canada	President and Chief Executive Officer of the Bank	January 26, 1990	Loans	168,105 0.54%
ALAN M. ROWE Regina, Saskatchewan, Canada	Senior Vice President, Chief Financial Officer and Corporate Secretary, Crown Life Insurance Company (life insurance company)	July 1, 1996	Audit Loans	8,000 0.03%
ARNOLD J. SHELL[(4)] Calgary, Alberta, Canada	President, Arnold J. Shell Consulting Inc. (an insurance, retirement and estate planning consulting firm)	December 9, 1997	Conduct	8,000 0.03%

(1) The information as to the number of shares owned or over which control or direction is exercised, and the percentage of outstanding shares, is as at December 31, 2006 and has been provided by the respective directors.

(2) Of the amounts for Mr. Allard and Mr. Manning, 1,875,000 shares are owned by Cathton Holdings Ltd. ("Cathton"). Both individuals exercise direction over these shares through their relationships to Cathton. Mr. Allard is a shareholder (50 percent equity interest) and a director of Cathton and Mr. Manning is a director and the President of Cathton.

(3) Of the amount, 20,000 shares are beneficially owned by a trust, of which Mr. Pechet is a trustee but has no beneficial ownership.

(4) Each of these directors are directors of CDI. The other two directors of CDI are Mr. Young, the President of CDI, and Mr. Ewoniak, an independent director.

Each of the individuals listed in the previous table have held their respective positions and offices with the same, predecessor or associated firms or organizations for the past five years except:

- Mr. Donald, who prior to May 2004 was Board Chairman of Parkland Income Trust and its predecessor Parkland Industries Ltd. (refining and marketing oil company) and prior to January 2002 was also the President and Chief Executive Officer of Parkland Industries Ltd.; and,

- Mr. Phillips, who prior to July 2004 was Group President and Chief Executive Officer, BCR Group of Companies (crown corporation providing integrated transportation services in British Columbia).

The following table lists the name, municipality of residence and principal occupation of each executive officer of CWB as at October 31, 2006.

Name and Municipality of Residence	Principal Occupation and Position with CWB	Employed Since
WILLIAM J. ADDINGTON Edmonton, Alberta, Canada	Executive Vice President	1986
ADRIAN M. BAKER Vancouver, British Columbia, Canada	Vice President & Chief Operating Officer, Trust Services, Canadian Western Trust Company	1999
TRACEY C. BALL Edmonton, Alberta, Canada	Executive Vice President and Chief Financial Officer	1987
WILLIAM A. BOOK Edmonton, Alberta, Canada	Vice President and Regional Manager	1991
JAMES O. BURKE Calgary, Alberta, Canada	Vice President, Industrial Division	1991
CHRIS H. FOWLER Edmonton, Alberta, Canada	Senior Vice President, Credit Risk Management	1991
RANDELL W. GARVEY Edmonton, Alberta, Canada	Senior Vice President, Corporate Support	2005
DAVID R. GILLESPIE[(1)] St. Albert, Alberta, Canada	Vice President & Chief Internal Auditor	1985
RICHARD R. GILPIN Edmonton, Alberta, Canada	Vice President, Credit Risk Management	2001
RICKI L. GOLICK Edmonton, Alberta, Canada	Treasurer	1989
CAROLYN J. GRAHAM Edmonton, Alberta, Canada	Vice President and Chief Accountant	2000
MICHAEL N. HALLIWELL Calgary, Alberta, Canada	Vice President and Regional Manager	1990
GAIL L. HARDING Calgary, Alberta, Canada	Vice President, General Counsel and Corporate Secretary	2004
UVE KNAAK Sherwood Park, Alberta, Canada	Vice President, Human Resources	1989
PETER K. MORRISON Edmonton, Alberta, Canada	Vice President, Marketing and Product Development	2002
DAVID R. POGUE Edmonton, Alberta, Canada	Vice President, Corporate Development	2002
LARRY M. POLLOCK Edmonton, Alberta, Canada	President, Chief Executive Officer and Director	1990
GREGORY J. SPRUNG Coquitlam, British Columbia, Canada	Vice President and Regional Manager	2005
MICHAEL VOS Edmonton, Alberta, Canada	Chief Technology Officer	1987
JOHN (JACK) C. WRIGHT Edmonton, Alberta, Canada	Senior Vice President	1990
BRIAN J. YOUNG Vancouver, British Columbia, Canada	Executive Vice President, President & Chief Executive Officer, Canadian Direct Insurance Incorporated	2004

(1) Effective November 30, 2006 Mr. David R. Gillespie retired and Mr. Lars K. Christensen was appointed Vice President and Chief Internal Auditor.

All of the executive officers listed have held their respective positions with CWB for at least the last five years except for the following:

- Mr. Baker held the position of Vice President and General Manager, CWT prior to being appointed Vice President and Chief Operating Officer, Trust Services, CWT in June 2004. In October 2004 Mr. Baker was also appointed President, Valiant Trust Company.
- Mr. Burke held the position of Assistant Vice President and District Manager, Industrial prior to being appointed, Senior Assistant Vice President and District Manager Industrial in January 2002 and then Vice President, Industrial in June 2004.
- Mr. Fowler held the position of Senior Assistant Vice President, Credit Risk Management prior to being appointed Vice President, Credit Risk Management in October 2003 and then Senior Vice President, Credit Risk Management in February 2006.
- Mr. Garvey joined CWB as Senior Vice President, Corporate Support in November, 2005. From September 2003 to October 2005, he was the Chief Financial Officer at the Workers Compensation Board of Alberta and prior to that, he was the General Manager Corporate Services and Chief Financial Officer at the City of Edmonton.
- Mr. Gilpin held the position Assistant Vice President, Credit Risk Management prior to his appointment as Vice President, Credit Risk Management in February 2006.
- Ms. Golick held the position Senior Assistant Vice President, Treasury and Agent Administration until her appointment as Treasurer in October 2003.
- Ms. Graham held the position Assistant Vice President, Finance until June 2005 when she was appointed Senior Assistant Vice President and Chief Accountant. In June 2006, Ms. Graham was appointed Vice President and Chief Accountant.
- Mr. Halliwell held the position of Senior Assistant Vice President and Branch Manager prior to his appointment as Vice President and Regional Manager in October 2003.
- Ms. Harding joined CWB as Vice President, General Counsel and Corporate Secretary in September 2004 prior to which she held the position of Partner with Fraser Milner Casgrain LLP.
- Mr. Knaak held the position of Senior Assistant Vice President, Human Resources prior to being appointed Vice President, Human Resources in October 2003.
- Mr. Morrison joined CWB as Senior Manager, Marketing and Product Development in January 2002 and was appointed Assistant Vice President, Product Development in June 2002. In January 2006, Mr. Morrison was appointed Vice President, Marketing and Product Development.
- Mr. Pogue joined CWB as a Senior Assistant Vice President in March 2002 and was appointed Vice President, Marketing and Product Development in June 2002. In November 2005, Mr. Pogue was appointed Vice President, Corporate Development. Prior to joining CWB, he was employed with Laurentian Bank of Canada for six years, most recently as the Regional Vice President of Retail Financial Services for western Canada.
- Mr. Sprung joined CWB in November 2005 as Vice President and Regional Manager, British Columbia. Prior to joining CWB, Mr. Sprung held executive positions with other Canadian institutions for 35 years.
- Mr. Vos held the position Senior Assistant Vice President, Systems until he was appointed Chief Technology Officer in October 2003.
- Mr. Young was appointed President and Chief Executive Officer of HSBC Canadian Direct Insurance Incorporated in May 2000, which was acquired by CWB in April 2004. In July, 2005 Mr. Young was also appointed Executive Vice President of CWB.

As at October 31, 2006, CWB directors and executive officers, as a group, beneficially owned or exercised direction over 2,613,834 common shares or approximately 8.44% of the issued and outstanding common shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Bank has, within the 10 years prior to the date of this Annual Information Form, been a director or executive officer of any company that (i) was the subject of a cease trade order or similar order for more than 30 consecutive days, (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of an cease trade order or similar order for more than 30 days, or (iii) within one year of the director or executive officer ceasing to act in that capacity, became bankrupt or insolvent, instituted proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; except as follows:

- Mr. Rowe served as a director of CrownAg International Inc. from November 25, 2004 to June 14, 2005 as a nominee of a secured lender which, together with two other secured lenders, appointed a receiver of the company on June 14, 2005.
- Mr. Bellstedt, who served as a trustee of Atlas Cold Storage Income Trust, was subject to an Ontario Securities Commission cease trade order that was issued in respect of all insiders of Atlas Cold Storage Income Trust on December 2, 2003 due to the late filing of financial statements required to reflect certain restatements. The cease trade order was rescinded in January 2004.
- Ms. Harding resigned as director of AC Energy Inc., a TSX Venture Exchange company, on March 14, 2003. The company was placed in receivership by its secured lender on October 9, 2003 and a cease trade was issued against the company on December 19, 2003 for failure to file its financial statements.

Conflicts of Interest

There are no existing or potential material conflicts of interest between the directors and officers and CWB or its subsidiaries.

LEGAL PROCEEDINGS

In the ordinary course of business, the Bank and its subsidiaries are parties to legal proceedings. Although the outcome of such proceedings is difficult to predict, based on current knowledge, the Bank does not expect the outcome of any of these proceedings to have a material effect on its consolidated financial position or results of operations.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer or an associate thereof had any material interest, direct or indirect, in any transaction within the three most recently completed fiscal years that has materially affected or will materially effect CWB.

TRANSFER AGENTS AND REGISTRAR

Valiant Trust Company acts as registrar and transfer agent for CWB's common shares at its principal office in Calgary, Alberta. BNY Trust Company of Canada acts as co-transfer agent in Toronto, Ontario.

INTERESTS OF EXPERTS

Deloitte & Touche LLP were auditors of the Bank for the year ended October 31, 2006 and prepared and executed the audit report accompanying the annual consolidated financial statements.

AUDIT COMMITTEE INFORMATION

Audit Committee's Mandate

CWB's Audit Committee Mandate sets out the committee's purpose, organization, reporting, duties and responsibilities. A copy of the mandate is attached hereto as Appendix "A".

Composition of the Audit Committee

As of October 31, 2006, the Audit Committee was comprised of five directors, all of whom are independent directors: Robert A. Manning (Chair), Wendy A. Leaney, Gerald A. B. McGavin, Alan M. Rowe and Robert L. Phillips. Each member of the Audit Committee is financially literate and holds the same position with CWT and Valiant Trust.

Relevant Education and Expertise

The following section lists the relevant education and experience for each Audit Committee member.

Robert A. Manning, B.Sc. (Hons), MBA (Chairman of the Audit Committee)

Robert Manning acquired significant experience and exposure to accounting and financial reporting issues as the current President and Director of privately-held Cathton Holdings Ltd. and several subsidiary and affiliated companies, and Executive Vice President and Director of North West Trust Company from 1979-1980. Mr. Manning completed his Masters of Business Administration at Cranfield School of Management and his Bachelor of Science (Hons) at the University of Manchester Institute of Science and Technology. Mr. Manning has been a director of the Bank for 21 years and is also a director of CDI.

Wendy A. Leaney, B.A. (Hons), FICB

Wendy Leaney acquired significant experience and exposure to accounting and financial reporting issues in various capacities during her 26-year career with TD Bank. She is the current President of Wyoming Associates Ltd., a private investment and consulting firm. Ms. Leaney's career has been focused on providing corporate finance, advisory and lending services to the communications and media sectors. She currently serves as a director of Corus Entertainment Inc. Ms. Leaney received her Bachelor of Arts (Hons) from the University of Toronto and has completed the Executive Management Programme at the University of Western Ontario. Ms. Leaney is a Fellow of the Institute of Canadian Bankers and has completed both the Canadian Securities Course and the Partners, Directors and Officers Course offered by the Canadian Securities Institute. Ms. Leaney has been a director of the Bank for six years.

Gerald A. B. McGavin, B. Comm., MBA, C.M., O.B.C., FCA

Gerald McGavin acquired significant experience and exposure to accounting and financial reporting issues as the current Director and President for privately-held McGavin Properties Ltd. and subsidiary and affiliated companies, as President and COO of B.C. Hydro and Power Authority from 1986-1987 and as Director, President and CEO of Yorkshire Trust Company from 1972-1986. Mr. McGavin also serves as a director of Industrial Alliance Pacific Life Assurance Company of Canada which acquired Seaboard Life Insurance Company and Seaboard Trust Company of which Mr. McGavin was a Director and the Chairman of the Audit Committee. Mr. McGavin earned his Bachelor of Commerce from the University of British Columbia and his Masters in Business Administration from the University of California at Berkeley. He has been a Chartered Accountant since 1963 and has served as a member of the Accounting Research and Advisory Board for the Canadian Institute of Chartered Accountants. Mr. McGavin has been a director of the Bank for 18 years and is also a director and the Audit Committee Chairman of CDI.

Robert L. Phillips, B.Sc, Chemical Engineering (Hons), LLB (Gold Medalist)

Robert Phillips acquired significant experience and exposure to accounting and financial reporting issues as the current President of R.L. Phillips Investments Inc., a private investment firm, as President and Chief

Executive Officer of the BCR Group of Companies from 2001 to 2004, as Executive Vice-President of MacMillan Bloedel Limited from 1999 to 2000, as President and CEO of PTI Group Inc. from 1998 to 1999 and President and Chief Executive Officer of Dreco Energy Services Ltd. from 1994 to 1998. Mr. Phillips is a director of Axia NetMedia Corporation, Epcor Utilities Inc., Epcor Preferred Equity Inc., Boston Pizza Royalties Income Fund, MacDonald Dettwiler & Associates Ltd., TerraVest Income Fund, Precision Drilling Corporation and West Fraser Timber Co. Ltd. Mr. Phillips has received Bachelor of Laws (Gold Medalist) and Bachelor of Science, Chemical Engineering (Hons) degrees from the University of Alberta. He has been a director of the Bank for six years and is also a director and Board Chairman of CDI.

Alan M. Rowe, B. Comm. (Hons, Gold Medalist), CA

Alan Rowe acquired significant experience and exposure to accounting and financial reporting issues in his current positions as Senior Vice-President, Chief Financial Officer and Corporate Secretary for Crown Life Insurance Company, Partner in Crown Capital Partnership and Crown Realty Partners, and in previous positions with Crown Life. Mr. Rowe is also a director and the Audit Committee Chairman of Big Sky Farms Inc., a large hog producer in Saskatchewan, and the President of the Saskatchewan Government Growth Funds. Mr. Rowe received his Bachelor of Commerce (Hons, Gold Medalist) from the Memorial University of Newfoundland, has been a Chartered Accountant since 1980 (Newfoundland Gold Medalist) and is a member of Financial Executives International. Mr. Rowe has been a director of the Bank for 10 years.

Pre-Approval Policies and Procedures Regarding External Auditors

As part of CWB's corporate governance structure, the Audit Committee annually reviews and approves the terms and scope of the external auditors' engagement. To further ensure the independence of the auditors is not compromised, CWB's policy requires that the Audit Committee also pre-approve all significant engagements of the auditors for non-audit services and monitor all other engagements.

Under the policy, the significance threshold for non-audit engagements is defined as any engagement for which the cost estimate exceeds five percent of the audit fee as outlined in the auditors' scope memorandum. Receiver/manager services provided by the auditors to borrowers of the Bank are not included in the definition of non-audit services under this policy but are reviewed by the Audit Committee on an annual basis.

All non-audit service engagements, regardless of the cost estimate, are required to be coordinated and approved by the Chief Financial Officer, or designate, to further ensure that adherence to this policy is monitored. All non-audit service engagements must also be reported to the Audit Committee on a quarterly basis.

External Audit Fees by Category

Deloitte & Touche LLP (or predecessor firm) has served continually as the Bank's external auditor since 1984. The following table lists the fees paid to Deloitte & Touche LLP, by category, for the last two fiscal years.

	Year ended October 31, 2006 ($)	**Year ended October 31, 2005 ($)**
Audit fees	416,041	372,388
Audit-related fees	60,000	14,330
Tax-related fees	94,686	35,630
All other fees	58,707	-
Total fees	629,434	427,348

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the Bank's annual financial statements or services provided in connection with statutory and regulatory filings or engagements and the review of the Bank's interim financial statements.

Audit-related Fees

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the annual financial statements and are not reported under the audit fees item above. These services consisted of accounting consultations and services regarding the issuance of privately placed capital issues.

Tax-related Fees

Tax-related fees were paid for professional services relating to tax compliance, tax advice and tax planning. These services consisted of tax compliance including the review of original and amended tax returns; preparation of senior management tax returns; tax planning and advisory services relating to common forms of taxation including income tax, capital tax, goods and services tax and property tax.

All Other Fees

All other fees were paid for products or services other than the audit fees, audit-related fees and tax fees described above. These services include corporate recovery services where the auditor acts as the receiver or manager as part of the collection of outstanding loans.

ADDITIONAL INFORMATION

Additional information relating to Canadian Western Bank may be found on SEDAR at www.sedar.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of securities and securities authorized under equity compensation plans are contained in CWB's Management Proxy Circular for its most recent annual meeting of shareholders.

Additional financial information is provided in CWB's audited consolidated financial statements and Management's Discussion and Analysis for the year ended October 31, 2006, which is available at www.sedar.com and in the 2006 Annual Report.

Copies of the information referred to in this section may be obtained by writing to the Corporate Secretary, Canadian Western Bank, Suite 2300, 10303 Jasper Avenue, Edmonton, Alberta, T5J 3X6 or via the Bank's website at www.cwbankgroup.com.

APPENDIX “A”

CANADIAN WESTERN BANK
AUDIT COMMITTEE MANDATE

Purpose of the Audit Committee

The purpose of the Audit Committee is to assist the Board of Directors (the “Board”) in fulfilling its oversight responsibilities with respect to (a) the integrity of the financial statements and other financial information provided by the Bank to its shareholders, the public and others, (b) the qualifications and independence of the external auditors, (c) the performance of the Bank’s internal and external auditors and (d) the adequacy of the Bank’s internal controls.

Although the Audit Committee has the powers and responsibilities set forth in this Mandate, the role of the Audit Committee is oversight. It is not the duty of either the Audit Committee as a whole or any individual member thereof to conduct audits or investigations or to determine that the Bank’s financial statements and disclosures are complete and accurate and are in accordance with either generally accepted accounting principles, and applicable rules and regulations, or the Bank’s corporate policies and procedures. These are the responsibilities of management and the external auditors.

Organization of the Audit Committee

The Audit Committee shall be comprised of not less than three directors, one of whom shall serve as the Chair of the Committee, as determined by the Board. Each Committee member shall satisfy the independence, financial literacy and experience requirements of all applicable regulatory requirements (including Multilateral Instrument 52-110 *Audit Committees*), as such qualifications are interpreted by the Board in the exercise of its sound business judgment.

Meetings of the Audit Committee

In order for the Committee to transact business, two members of the Committee must be present and a majority of those present must be resident Canadians. The Audit Committee shall meet on a regular basis and shall schedule a sufficient number of meetings (whether in person or by teleconference) to carry out its mandate, which shall occur at least once each quarter. Any member of the Committee or the external auditors may call a meeting. At least quarterly, the Committee shall have separate private meetings with the external auditors, the chief internal auditor and management to discuss any matters that the Committee or these groups believe should be discussed. The Chair, or in his or her absence another member of the Audit Committee, will preside at each meeting of the Audit Committee.

Reporting to the Board

The Committee shall report verbally after each meeting to the Board with respect to its activities with such recommendations as are deemed desirable in the circumstances. Prior to approval by the directors, the Committee will also report to the Board on the annual statement and returns that must be approved by the directors under the Bank Act.

Outside Advisors

The Audit Committee shall have the authority to retain, at the Bank's expense, independent advisors and consultants to advise the Audit Committee as it determines necessary to carry out its duties and to fix the remuneration of such advisors and consultants. The Audit Committee may request any officer or employee of the Bank, or the Bank's internal or external auditors or legal counsel to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

Duties And Responsibilities of the Audit Committee

The Audit Committee shall have the following specific duties and responsibilities:

- Review the annual audited financial statements, Management's Discussion and Analysis ("MD&A"), the Annual Information Form and other annual public documents of the Bank containing financial information and report thereon to the directors before approval is given.

- Review the quarterly reports to the shareholders, including the unaudited interim quarterly financial statements and the quarterly MD&A and report thereon to the directors before approval is given.

- Review the Bank's earnings press releases before the Bank publicly discloses this information.

- Discuss major issues regarding accounting principles and financial statement presentations, including significant changes in the Bank's selection or application of accounting principles, analyses prepared by management or the external auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements.

- Meet with the external auditors to discuss the annual and quarterly financial results and the returns referred to within this mandate and receive the auditors' reports thereon.

- Recommend to the Board the appointment of the external auditors, who shall report directly to the Committee. Review the terms of the external auditors' engagement, their level of remuneration, the audit plan, any proposed changes in accounting policies, their presentation and input concerning significant risks and key estimates and judgments of management.

- Resolve disagreements between management and the external auditors regarding financial reporting.

- Review the independence of the external auditors.

- Review and approve the policy for non-audit services to be completed by the external auditors, which includes an established definition of what constitutes non-audit services and a requirement for pre-approval for all but de minimus engagements. The Committee may delegate to one or more Committee members, the authority to grant approval of such services, provided the decisions of such members are reported to the full Committee at its next meeting.

- Review and approve the Bank's hiring policies regarding employees and former employees of the present and former external auditors of the Bank.

- Require the management of the Bank to implement and maintain appropriate internal control procedures. Review, evaluate and approve those procedures.

- Meet with the Chief Internal Auditor of the Bank and with management of the Bank, to discuss reports on internal audit activities and findings and the effectiveness of the internal control procedures established for the Bank. Review the mandate and annual plan of the internal audit department.

- Review correspondence received from regulators and external auditors together with management's responses thereto, concerning the effectiveness of internal controls and other matters that fall within the responsibility of the Committee.

- Review such returns of the Bank as the Superintendent of Financial Institutions may specify.

- Review such investments and transactions of the Bank, that could adversely affect the well being of the Bank as the external auditors or any officer of the Bank may bring to the attention of the Committee.

- Review a quarterly report from the Loans Committee of the Board, concerning the quality of the loan portfolio, the adequacy of the allowance for credit losses and accounts recommended for write-off.

- Review the appointment of the Chief Financial Officer and the Chief Internal Auditor.

- Review periodically the Code of Conduct for senior financial officers.

- Review a quarterly report from the Bank's Disclosure Committee.

- Review a quarterly report from the Canadian Direct Insurance Incorporated Audit and Conduct Review Committee.

- Establish procedures for the receipt and handling of complaints received by the Bank regarding accounting, internal accounting controls, or auditing matters, and establish procedures for the confidential, anonymous submission by employees of the Bank of concerns regarding questionable accounting or auditing matters.

- Review and assess annually the adequacy of its mandate.

- Prepare any report from the Committee that may be required to be included in the Bank's management information circular or that the Board elects to include on a voluntary basis.

CANADIAN WESTERN BANK

January 8, 2007

Invitation to Shareholders

Please accept our personal invitation to join us at Canadian Western Bank's Annual and Special Meeting, which convenes at 3:00 p.m. (Mountain Standard Time) on Thursday, March 8, 2007 at The Westin (Manitoba and Saskatchewan Rooms) in Edmonton, Alberta.

The meeting presents an opportunity for you to meet and ask questions of the Board of Directors and the senior management team. You will receive a first-hand account of our performance in 2006 as well as hear about our go-forward strategy.

At the meeting we will be voting on a number of important matters as set out in the Management Proxy Circular. We encourage you to exercise your vote, either in person at the meeting or by completing and sending in your proxy.

Sincerely,

Jack C. Donald
Chairman of the Board

Larry M. Pollock
President &
Chief Executive Officer

2300, 10303 Jasper Avenue, Edmonton, Alberta, T5J 3X6 • Telephone: (780) 423-8888 • Fax: (780) 423-8897 • Website: www.cwbankgroup.com

NOTICE OF
ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS

The 2007 Annual and Special Meeting of Shareholders of Canadian Western Bank will be held at The Westin (Manitoba and Saskatchewan Rooms), 10135 – 100th Street, Edmonton, Alberta, on Thursday, the **8th day of March, 2007**, at 3:00 p.m. (Mountain Standard Time) for the purposes of:

1. receiving the financial statements for the year ended October 31, 2006, and the auditors' report on those statements;

2. appointing auditors for 2007;

3. electing directors for 2007;

4. considering, and if thought fit, approving amendments to the share incentive plan, and

5. transacting such other business as may be properly brought before the meeting.

If you cannot attend the meeting in person please complete and sign the enclosed proxy form and return it in the postage-prepaid envelope provided or fax it to (403) 233-2857. For your vote to be recorded, your proxy must be received by the Bank's transfer agent, Valiant Trust Company, by facsimile or at Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1, or by the Corporate Secretary of the Bank at Suite 2300, 10303 Jasper Avenue, Edmonton, Alberta T5J 3X6, not later than 3:00 p.m. (Mountain Standard Time) on March 6, 2007.

By order of the Board of Directors of Canadian Western Bank

Gail L. Harding, Q.C.
Vice President, General Counsel
and Corporate Secretary

Edmonton, Alberta
January 8, 2007

Management Proxy Circular

(All information is as of December 31, 2006 unless otherwise indicated)

Table of Contents

CANADIAN WESTERN BANK

MANAGEMENT PROXY CIRCULAR

Part I – VOTING INFORMATION

What will I be voting on?

Common shareholders will be voting on:

- election of directors of the Bank;
- appointment of Deloitte & Touche LLP as the Bank's auditors; and
- a special resolution to amend the Share Incentive Plan of the Bank.

Who can vote?

Shareholders as at the close of business on January 19, 2007 are entitled to vote. Each common share is entitled to one vote on the items detailed in this Management Proxy Circular, except shares of the Bank which are beneficially owned by: the Government of Canada or of a province or any of their agencies; or the government of a foreign country or any political subdivision thereof or any of its agencies; or any person who has acquired more than 10% of any class of shares of the Bank without the approval of the Minister of Finance. No person, or entity controlled by any person, may cast votes in respect of any shares beneficially owned by the person or entity that represent, in the aggregate, more than 20% of the eligible votes that may be cast.

How do I vote if I am a registered shareholder?

There are two ways you can vote your shares if you are a registered shareholder. You may vote in person at the meeting or you may appoint the persons named in the enclosed form of proxy or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your shares at the meeting.

How do I vote if my shares are not registered in my name but are held the name of a nominee (a bank, trust company, securities broker, trustee or other)?

If your shares are not registered in your own name, they will be held in the name of a "nominee", which is usually a trust company, securities broker or other financial institution. A non-registered shareholder should contact its nominee to determine which documentation the intermediary requires in order for it or its nominee to be appointed proxyholder. Only after the non-registered shareholder or its nominee has been appointed proxy holder can that non-registered shareholder or its nominee vote shares directly at the meeting. Your nominee is required to seek your instructions as to how to vote your shares. For that reason, you have received this Management Proxy Circular from your nominee, together with a voting instruction form. Each nominee has its own signing and return instructions, which you should follow carefully to ensure that your shares will be voted. If you are a non-registered shareholder who has voted and want to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedure to follow.

How do I vote if I am unable to attend the meeting?

If you are unable to make it to the meeting, you can vote by completing and signing the enclosed form of proxy, or by visiting the website address shown on the enclosed form of proxy and following the online voting instructions, to appoint someone who will be there as your proxyholder. You can either tell that person how you want to vote, or let him or her choose for you. The form of proxy gives your proxyholder authority to vote if amendments or other matters are brought before the meeting that you were unaware of.

Proxies must be received by Gail L. Harding, Q.C., Corporate Secretary, Suite 2300, 10303 Jasper Avenue, Edmonton, Alberta, T5J 3X6, or with Valiant Trust Company at Suite 310, 606 – 4th Street SW, Calgary, Alberta, T2P 1T1, not later than 3:00 p.m. (Mountain Standard Time) on March 6, 2007.

Who is soliciting my proxy?

The enclosed form of proxy is being solicited by the management of Canadian Western Bank. It is expected that the solicitation will be primarily by mail and the associated costs will be borne by the Bank.

How will my shares be voted if I give my proxy?

The common shares represented by proxies will be voted or withheld from voting in accordance with the instruction of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. In the event that no specifications are made in the proxies, the shares represented by the proxies will be voted by the nominees designated in the proxies for the appointment of auditors, for the amendments to the share incentive plan and for the election of directors.

What if amendments are made to these matters or if other matters are brought before the meeting?

No matter is expected to come before the meeting other than the matters referred to in the Notice of Meeting. However, if any such matters which are not now known to management (or amendments or variations to matters identified in the Notice of Meeting) properly come before the meeting, the proxies will be voted on such matters in accordance with the best judgment of the person or persons voting the proxies.

Can I appoint someone to vote my shares other than the nominees designated in the form of proxy?

You can choose anyone you want to be your proxyholder, it does not have to be the persons named in the enclosed form of proxy or another shareholder. Just fill in the person's name in the blank space provided on the enclosed form of proxy. If you leave the space in the form of proxy blank, the persons designated in the form of proxy, who are directors of the Bank, are appointed to act as your proxyholder.

Is my vote confidential?

The transfer agent preserves the confidentiality of individual shareholder votes, except (a) where the shareholder clearly intends to communicate his or her individual position to management, and (b) as necessary to comply with legal requirements. All proxies are considered confidential and will be returned to the Bank's transfer agent, Valiant Trust Company. The transfer agent will also act as the meeting's scrutineers and will count the proxies and tabulate and verify the results. The transfer agent will refer a proxy to the Bank if it has a comment on it intended for the Bank's management, or in connection with applicable legal requirements.

What if I want to change my vote?

If you want to revoke your proxy after you have delivered it, you can do so by signing a written statement to this effect and delivering it to Gail L. Harding, Q.C., Corporate Secretary, Suite 2300, 10303 Jasper Avenue, Edmonton, Alberta, T5J 3X6 on or before March 7, 2007 or by depositing it with the Secretary of the meeting on March 8, 2007 prior to 3:00 pm MST.

How many shares are entitled to vote?

As of December 31, 2006 there were 31,027,717 fully paid and non-assessable common shares outstanding in the capital of the Bank. The number of common shares outstanding as of January 19, 2007 will be approximately double this number as a result of a stock dividend to be paid on January 18, 2007.

Subject to the *Bank Act* (Canada) (the "Bank Act"), each shareholder has one vote for each common share held by him at the close of business on January 19, 2007, except to the extent that the shareholder has transferred the ownership of any of his shares after January 19, 2007, and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns the common shares and demands, **not later than 10 days before the meeting**, that his name be included in the list of shareholders for the meeting in which case the transferee, subject to the Bank Act, shall be entitled to vote his common shares at the meeting.

To the knowledge of the directors and officers of the Bank, as of the date hereof, no person owns or exercises control or direction over shares carrying more than 10% of the votes attached to the outstanding shares of the Bank.

How will the votes be counted?

Except as otherwise noted, every question brought before the meeting shall be determined by a majority of the votes cast on the question.

PART II – BUSINESS OF THE MEETING

FINANCIAL STATEMENTS AND AUDITORS' REPORT

The financial statements of Canadian Western Bank ("CWB" or the "Bank") for the year ended October 31, 2006 and the auditors' report to the shareholders of the Bank will be presented at the meeting. The financial statements have been prepared in accordance with generally accepted accounting principles in Canada as set forth in the CICA Handbook published by the Canadian Institute of Chartered Accountants.

APPOINTMENT OF AUDITORS

The directors and management of the Bank propose that the firm Deloitte & Touche LLP be reappointed auditors of the Bank to hold office until the next ensuing annual meeting of the Bank. Deloitte & Touche LLP (or predecessor firm) have served continuously as auditors of the Bank since 1984. In order to be passed, the appointment of the auditors must be approved by a majority of votes cast by the holders of common shares at the meeting.

ELECTION OF DIRECTORS

Director Nominees

In accordance with By-law 1 of the Bank, the directors have set the number of directors to be elected at the annual meeting at 12. Management of the Bank proposes to nominate the persons named below for election as directors of the Bank, to hold office until the close of the first annual meeting following their election. All of the nominated individuals are currently directors and were elected by the shareholders at the previous annual meeting for a term that expires at the close of the first annual meeting following their election. These directors are also directors of the Bank's wholly-owned subsidiaries, Canadian Western Trust Company and Valiant Trust Company.



CHARLES R. ALLARD

Edmonton, Alberta, Canada

Age: 60

Director since June 6, 1986

Member of the Conduct Review Committee

Member of the Loans Committee

Common Shareholdings: 1,787,026 (2)

Mr. Allard is the President of Rosedale Meadows Development Inc., a real estate company. Mr. Allard was previously a partner of the law firm Milner & Steer, now known as Fraser Milner Casgrain LLP, and he is the past Chairman and Chief Executive Officer of WIC Premium Ltd., formerly known as Allarcom Pay Television Ltd. Mr. Allard is the controlling shareholder and managing director of Touch Canada Broadcasting Inc., the holder of four radio broadcasting licenses. Mr. Allard is also the controlling shareholder and Chairman of Allarco Entertainment Inc., the holder of a national English language general interest pay television license. Mr. Allard received his Bachelor of Science from Simon Fraser University and his Bachelor of Laws from the University of British Columbia.

Mr. Allard is a director of Sernova Corp., a biotechnology company. During the period from 2002 to 2006, Mr. Allard did not serve as a director of any other publicly traded company.



ALBRECHT W.A. BELLSTEDT, Q.C.

Calgary, Alberta, Canada

Age: 57

Director since March 9, 1995

Chair of the Conduct Review Committee

Member of the Corporate Governance & Human Resources Committee

Member of the Loans Committee

Common Shareholdings: 6,600

Mr. Bellstedt is Executive Vice President, Law & Corporate of TransCanada Corporation, a North American energy services company. Mr. Bellstedt was previously a partner of the law firm Milner Fenerty, now known as Fraser Milner Casgrain LLP, specializing in the merger and acquisition and securities area with particular emphasis on financial institutions, venture capital and publicly traded corporations. Mr. Bellstedt received his Bachelor of Arts degree from Queen's University in Kingston, Ontario, and his Juris Doctor degree from the University of Toronto.

Mr. Bellstedt is also a director of The Forzani Group Ltd., a publicly traded sporting goods retailer and TC PipeLines GP, Inc., the general partner of TC PipeLines, L.P., a NASDAQ listed limited partnership with investments in U.S. gas pipeline assets. Mr. Bellstedt served as a trustee of Atlas Cold Storage Income Trust from 1997 to 2004. During the period from 2002 to 2006, Mr. Bellstedt did not serve as a director of any other publicly traded company.



JACK C. DONALD

Red Deer, Alberta, Canada

Age: 72

Director since March 22, 1984

Chairman of the Board

Chair of the Corporate Governance & Human Resources Committee

Member of the Loans Committee

Common Shareholdings: 50,000

Mr. Donald is the President and Chief Executive Officer of Parkland Properties Ltd., a commercial property investment company. He is also the founder and past Chairman of Parkland Income Trust, a refining and marketing oil income trust, as well as President of its predecessor entity Parkland Industries Ltd. In addition to many other appointments, Mr. Donald was formerly the Chairman of the 1995 Alberta Government Tax Reform Commission, the Co-Chairman of the 1998 Alberta Government Tax Review Commission, the Co-Chairman of the 2000 Alberta Government Business Tax Review Commission and a Public Council Member of the Institute of Chartered Accountants of Alberta.

Mr. Donald is a director of Ensign Energy Services Inc. At various times during the period from 2002 to 2006, Mr. Donald served as a director of TransAlta Corporation, Parkland Income Trust and Del Roca Energy Inc. Mr. Donald is also a director of Canadian Direct Insurance Incorporated, a 100% owned subsidiary of the Bank.



ALLAN W. JACKSON

Calgary, Alberta, Canada

Age: 66

Director since March 22, 1984

Chair of the Loans Committee

Member of the Conduct Review Committee

Member of the Corporate Governance & Human Resources Committee

Common Shareholdings: 57,000

Mr. Jackson is President and CEO of ARCI Ltd., a real estate development company, and President and CEO of Jackson Enterprises, Inc., a holding and consulting company. Mr. Jackson was previously President and CEO of Knowlton Realty Ltd. Mr. Jackson received his Bachelor of Arts (Honours) in Business Administration from the University of Western Ontario.

Mr. Jackson is a director of WestJet Airlines Ltd. During the period from 2002 to 2006, Mr. Jackson did not serve as a director of any other publicly traded company.



WENDY A. LEANEY

Toronto, Ontario, Canada

Age: 59

Director since March 8, 2001

Member of the Audit Committee

Member of the Loans Committee

Common Shareholdings: 8,000

Ms. Leaney is President of Wyoming Associates Ltd., a general investment holding company. She was previously Managing Director, Co-Global Head of Communications Group, TD Securities Inc. and Vice President, TD Bank (Communications Group, Corporate & Investment Banking Group, Toronto). Ms. Leaney received her Bachelor of Arts (Honours) from the University of Toronto and has completed the Executive Management Programme at the University of Western Ontario.

Ms. Leaney is a director of Corus Entertainment Inc. During the period from 2002 to 2006, Ms. Leaney served as a director of Call Net Enterprises Ltd.



ROBERT A. MANNING

Edmonton, Alberta, Canada

Age: 57

Director since January 31, 1986

Chair of the Audit Committee

Member of the Corporate Governance & Human Resources Committee

Common Shareholdings: 1,808,364 [2]

Mr. Manning is President of Cathton Holdings Ltd., a general investment holding company. He was previously Executive Vice President and a director of NorthWest Trust Company and Corporate Banking Account Manager at Bank of Montreal. Mr. Manning completed his Masters of Business Administration at Cranfield School of Management and his Bachelor of Science (Honours) at the University of Manchester Institute of Science and Technology.

During the period from 2002 to 2006, Mr. Manning did not serve as a director of any other publicly traded company. Mr. Manning is also a director of Canadian Direct Insurance Incorporated, a 100% owned subsidiary of the Bank.



GERALD A. B. MCGAVIN, C.M., O.B.C., F.C.A.

Vancouver, British Columbia, Canada

Age: 69

Director since January 27, 1989

Member of the Audit Committee

Member of the Loans Committee

Common Shareholdings: 20,000

Mr. McGavin is President of McGavin Properties Ltd., a commercial property investment company. He was previously President and Chief Operating Officer of B.C. Hydro & Power Authority and President and CEO of Yorkshire Trust Company. Mr. McGavin earned his Bachelor of Commerce from the University of British Columbia and his Masters in Business Administration from the University of California at Berkeley. Mr. McGavin is also a Fellow of the Institute of Chartered Accountants of British Columbia.

Mr. McGavin is a director of Industrial Alliance Pacific Life Insurance Company of Canada. During the period from 2002 to 2006, Mr. McGavin did not serve as a director of any other publicly traded company. Mr. McGavin is also a director of Canadian Direct Insurance Incorporated, a 100% owned subsidiary of the Bank.



HOWARD E. PECHET

La Jolla, California, U.S.A.

Age: 58

Director since March 22, 1984

Member of the Loans Committee

Member of the Corporate Governance & Human Resources Committee

Common Shareholdings: 272,200[3]

Mr. Pechet is President of Mayfield Consulting Inc., a general investment holding company. Mr. Pechet has been involved in the development and operation of numerous hotels, casinos and theatres. Mr. Pechet has served as a director of several charitable organizations and is presently a director of Interim Place, a woman's shelter in Ontario, and The Sloane Gardens Club in London, England. Mr. Pechet received a Bachelors degree (Honours) from the University of Alberta and a Masters degree from Washington State University.

During the period from 2002 to 2006, Mr. Pechet did not serve as a director of any other publicly traded company.



ROBERT L. PHILLIPS

Vancouver, British Columbia, Canada

Age: 55

Director since March 8, 2001

Member of the Audit Committee

Member of the Corporate Governance & Human Resources Committee

Member of the Loans Committee

Common Shareholdings: 8,000

Mr. Phillips is President of R.L. Phillips Investments Inc., a private investment firm. Mr. Phillips was previously President and CEO of BCR Group of Companies, Executive Vice President of MacMillan Bloedel Limited and President and CEO of Dreco Energy Services Ltd. and of PTI Group Inc. Mr. Phillips received his Bachelor of Laws (Gold Medalist) and Bachelor of Science, Chemical Engineering (Honours) degrees from the University of Alberta.

Mr. Phillips is a director of Axia NetMedia Corporation, Epcor Utilities Inc., Epcor Preferred Equity Inc., Boston Pizza Royalties Income Fund, MacDonald Dettwiler & Associates Ltd., Tree Island Wire Income Fund, TerraVest Income Fund, Precision Drilling Corporation and West Fraser Timber Co. Ltd. In addition, at various times during the period from 2002 to 2006, Mr. Phillips served as a director of the following publicly traded companies: Aquest Energy Ltd., BelAir Energy Corporation, Rock Creek Resources Ltd. and Silent Witness Enterprises. Mr. Phillips is also the Chairman of the Board for Canadian Direct Insurance Incorporated, a 100% owned subsidiary of the Bank.



LARRY M. POLLOCK

Edmonton, Alberta, Canada

Age: 60

Director since January 26, 1990

Member of the Loans Committee

Common Shareholdings: 183,835

Options: 384,800

Mr. Pollock is President and CEO of the Bank. He was previously Regional Vice President Lloyds Bank (Toronto and Calgary). Mr. Pollock graduated from the Saskatchewan Institute of Applied Arts & Sciences in Business Administration.

Mr. Pollock is a director of WestJet Airlines Ltd., Epcor Utilities Inc. and Canadian Helicopters Income Fund. During the period from 2002 to 2006, Mr. Pollock did not serve as a director of any other publicly traded company. Mr. Pollock is also a director of Canadian Direct Insurance Incorporated, a 100% owned subsidiary of the Bank.



ALAN M. ROWE

Regina, Saskatchewan, Canada

Age: 50

Director since July 1, 1996

Member of the Audit Committee

Member of the Loans Committee

Common Shareholdings: 8,000

Mr. Rowe is Senior Vice President, Chief Financial Officer and Corporate Secretary of Crown Life Insurance Company, a life insurance company. He was previously Vice President Finance and Vice President and Treasurer, also with Crown Life Insurance Company. Mr. Rowe is a Chartered Accountant. He holds a Bachelor of Commerce (Honours) from Memorial University of Newfoundland. Mr. Rowe is a partner in Crown Capital Partnership and Crown Realty Partners and is also the President of the Saskatchewan Government Growth Fund.

During the period from 2002 to 2006, Mr. Rowe did not serve as a director of any other publicly traded company.



ARNOLD J. SHELL

Calgary, Alberta, Canada

Age: 57

Director since December 9, 1997

Member of the Conduct Review Committee

Common Shareholdings: 8,000

Mr. Shell is President of Arnold J. Shell Consulting Inc., an insurance, retirement and estate planning consulting firm. Mr. Shell was previously Senior Vice President, Insurance Operations, with Crown Life Insurance Co. Mr. Shell holds a Bachelor of Arts in Mathematics and Philosophy and a Master of Arts in Actuarial Mathematics, both from the University of Manitoba. He is a graduate of the Advanced Management Program (AMP) from the Harvard Business School. He is also a Fellow of the Canadian Institute of Actuaries and a Fellow of the Society of Actuaries.

During the period from 2002 to 2006, Mr. Shell did not serve as a director of any other publicly traded company. Mr. Shell is a director of Canadian Direct Insurance Incorporated, a 100% owned subsidiary of the Bank.

---

(1) Common Shareholdings of the Bank, as listed for all nominees, are those beneficially owned or over which control or direction is exercised by such nominee as at January 8, 2007 and have been provided by the respective nominees. The information does not reflect an adjustment to the number of shares as a result of the stock dividend to be paid on January 18, 2007 to shareholders of record on January 11, 2007.

(2) Of the amounts for Mr. Allard and Mr. Manning, 1,785,000 shares are owned by Cathton Holdings Ltd. ("Cathton"). Both individuals exercise direction over these shares through their relationships to Cathton. Mr. Allard is a shareholder (50 percent equity interest) and a director of Cathton and Mr. Manning is a director and the President of Cathton.

(3) Of the amount, 20,000 shares are beneficially owned by a trust, of which Mr. Pechet is a trustee but has no beneficial ownership.

Each of the individuals listed in the previous table have held their respective positions and offices with the same, predecessor or associated firms or organizations for the past five years except:

- Mr. Donald, who prior to May 2004 was Board Chairman of Parkland Income Trust and its predecessor Parkland Industries Ltd. (refining and marketing oil company) and prior to January 2002 was also the President and Chief Executive Officer of Parkland Industries Ltd.; and,

- Mr. Phillips, who prior to July 2004 was Group President and Chief Executive Officer, BCR Group of Companies (a crown corporation providing integrated transportation services in British Columbia).

Attendance of Director Nominees at Board and Committee Meetings

The following table sets forth for each nominee for election as director, as applicable, their record of attendance at meetings of the Board and its committees for the 12 months ended October 31, 2006. In that period, the Board held five regularly scheduled meetings and two special meetings. Special meetings are called on shorter notice than regularly scheduled meetings, which are scheduled a year or more in advance.

Director Name	Board Meetings Attended 7 Meetings		Committee Meetings Attended							
			Conduct Review Committee 2 Meetings		Audit Committee 4 Meetings		Loans Committee 29 Meetings		Corporate Governance & Human Resources Committee 4 Meetings	
	No.	%	No.	%	No.	%	No.	%	No.	%
Charles R. Allard Edmonton, Alberta	6	86%	1	50%	-	-	17	59%	-	-
Albrecht W.A. Bellstedt, Q.C. Calgary, Alberta	6	86%	2	100%	-	-	-[(1)]	-	4	100%
Jack C. Donald Red Deer, Alberta	7	100%	-	-	-	-	18	62%	4	100%
Allan W. Jackson Calgary, Alberta	6	86%	1	50%	-	-	24	83%	3	75%
Wendy A. Leaney Toronto, Ontario	6	86%	-	-	4	100%	23	79%	-	-
Robert A. Manning Edmonton, Alberta	7	100%	-	-	4	100%	-	-	4	100%
Gerald A.B. McGavin Vancouver, British Columbia	7	100%	-	-	4	100%	19	66%	-	-
Howard E. Pechet La Jolla, California	5	71%	-	-	-	-	17	59%	3	75%
Robert L. Phillips Vancouver, British Columbia	7	100%	-	-	4	100%	1[(1)]	N/A	4	100%
Larry M. Pollock Edmonton, Alberta	7	100%	-	-	-	-	16	55%	-	-
Alan M. Rowe Regina, Saskatchewan	6	86%	-	-	4	100%	17	59%	-	-
Arnold J. Shell Calgary, Alberta	7	100%	2	100%	-	-	-		-	-

(1) At the September 7, 2006 Board meeting it was agreed that Mr. Bellstedt and Mr. Phillips could be called upon as alternate members of the Loans Committee if it was anticipated that there would not be a quorum for a Loans Committee meeting.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No proposed director has, within the 10 years prior to the date of this Management Information Circular, been a director or executive officer of any company that (i) was the subject of a cease trade order or similar order for more than 30 consecutive days, (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of an cease trade order or similar order for more than 30 days, or (iii) within one year of the director or executive officer ceasing to act in that capacity, became bankrupt or insolvent, instituted proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; except as follows:

- Mr. Rowe served as a director of CrownAg International Inc. from November 25, 2004 to June 14, 2005 as a nominee of a secured lender which, together with two other secured lenders, appointed a receiver of the company on June 14, 2005.
- Mr. Bellstedt, who served as a trustee of Atlas Cold Storage Income Trust, was subject to an Ontario Securities Commission cease trade order that was issued in respect of all insiders of Atlas Cold Storage Income Trust on December 2, 2003 due to the late filing of financial statements required to reflect certain restatements. The cease trade order was rescinded in January 2004.

No proposed director has, within 10 years prior to the date of the Management Proxy Circular, become bankrupt, instituted proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Directors' Shareholding Requirements

To ensure that directors' compensation is aligned with shareholders' interests, all non-management directors of the Bank are required to hold either directly or indirectly common shares of the Bank equivalent to five times the annual Board retainer paid to directors. Directors have three years from the date of initial appointment to comply. All directors meet this requirement.

AMENDMENTS TO SHARE INCENTIVE PLAN

The Bank has a Share Incentive Plan (the "Plan") to provide an incentive and reward to officers and employees of the Bank and its subsidiaries who are in a position to contribute materially to the successful operation of the Bank. The Plan currently contains a general amendment procedure that allows the Board to amend the Plan without the consent of shareholders at any time to conform to any change in applicable law or regulation or in any other respect that the Board may deem to be in the best interests of the Bank, provided however that the Board may not increase the total number of shares issuable under the Plan without the approval of its shareholders.

The Toronto Stock Exchange (the "TSX") has advised issuers that effective June 30, 2007, a general amendment procedure, such as the one currently contained in the Plan, will no longer be acceptable, and each incentive plan must specify the types of amendments that will not require shareholder approval. On December 7, 2006, the Board approved an amendment to the Plan, subject to TSX and shareholder approval, which would include a more specific amendment provision. The proposed revised Section 13 of the Plan is as follows:

"13. **Amendment and Termination**

The Plan may be amended by the Board at any time, subject to applicable law (including, without limitation, the rules, regulations and policies of The Toronto Stock Exchange), if any, that requires the approval of shareholders or any governmental or regulatory body. Without limiting the generality of the foregoing, the Board may make the following types of amendments to the Plan without seeking shareholder approval:

(a) amendments of a "housekeeping" nature;
(b) amendments necessary to comply with the provisions of applicable law or regulation;
(c) a change to the vesting provisions of a security or the Plan;
(d) a change to the termination provisions of an option or the Plan which does not entail an extension beyond the original expiry date;
(e) amendments respecting administration of the Plan;
(f) the addition, removal or modification of a cashless exercise feature, payable in cash or Common Shares, whether or not it provides for a full deduction of the number of underlying Common Shares from the Plan reserve;
(g) amendments necessary to suspend or terminate the Plan; and
(h) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of The Toronto Stock Exchange).

Shareholder approval will be required for the following types of amendments:

(i) amendments to the number of Common Shares issuable under the Plan, including an increase to a fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage;
(ii) any amendment which reduces the exercise price or purchase price of an option held by an insider;
(iii) any amendment extending the term of an option beyond its original expiry date except as otherwise permitted by the Plan;
(iv) the adoption of any option exchange involving the cancellation and reissuance of options;
(v) any amendment expanding participants to include non-employee directors; and
(vi) amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of The Toronto Stock Exchange).

To the extent of any conflict between subsections (a) to (h) and subsections (i) to (vi) above, the latter shall prevail.

The Board may, in its discretion, suspend or terminate, or fix a date for the termination of the Plan. No such termination shall affect any grants previously made which have neither expired nor been terminated."

On December 7, 2006 the Board approved three other amendments to the Plan, subject to TSX and shareholder approval. The first would permit the issuance of options to purchase an additional 500,000 common shares (1,000,000 shares on a post stock dividend basis) under the Plan. The second would increase the maximum term of an option from 5 years to 8 years. The third would extend the expiry date of an option to 10 business days following the expiry of a black out period imposed by the Bank on its officers, directors and employees preventing them from exercising options during such period, where such option would otherwise expire during or immediately after such period. The proposed revised Section 5(b) of the Plan is as follows:

"5(b) The term of each option and the vesting, if any, of each option shall be determined by the Committee, but in no event shall an option be exercisable in whole or in part more than 8 years from the date it is granted, except as expressly permitted herein. All rights to purchase pursuant to an option shall, unless sooner terminated, expire on the later of the date designated by the Committee (the "Expiry Date") and the date that is 10 business days following the end of a black out period imposed by the Bank on its employees, directors and officers preventing options from being exercised during such period ("Black Out Expiration Term"), where the Expiry Date falls within, or immediately after, such period, provided that where the Expiry Date falls immediately after the black out period ends, the Black Out Expiration Term will be reduced by the number of days between the Expiry Date and the end of the black out period."

If the proposed amendments are not approved, there would be 2,311,470 shares (4,622,940 shares on a post stock dividend basis), representing 7.45% of outstanding common shares, issuable under outstanding options as at January 1, 2007. If the proposed amendments to the Plan are approved, there would be 2,803,670 shares (5,607,340 shares on a post stock dividend basis), representing 9.04% of outstanding common shares, issuable under outstanding options and 174,891 shares (349,782 shares on a post stock dividend basis), representing 0.56% of outstanding common shares, available to be issued under future option grants as at January 1, 2007. If the proposed amendments are approved, the aggregate maximum number of shares that may be issued under the Plan, from its inception, will increase to 12,132,000 on a post stock dividend basis. Since the Plan's inception on June 10, 1994, options have been exercised to purchase an aggregate of 5,974,878 shares (after giving effect to the two-for-one stock dividends distributed to shareholders on January 10, 2005 and on January 18, 2007).

The TSX requires that these amendments be affirmed by at least one half of the votes cast by the holders of the Bank's common shares, excluding votes attaching to the Bank's common shares beneficially owned by those insiders to whom the Bank's common shares may be issued pursuant to the Plan and associates of these insiders. To the best of the Bank's knowledge, 364,644 common shares (729,288 shares on a post stock dividend basis) are held by such insiders and their associates and will not be counted for the purpose of determining whether the required level of shareholder approval has been obtained.

PART III – COMPENSATION AND OTHER RELATED INFORMATION

DIRECTOR COMPENSATION

Directors are compensated for their services as directors through a combination of annual retainers and meeting attendance fees. There were 12 directors of the Bank, who also served as directors of Canadian Western Trust Company ("CWT") and Valiant Trust Company ("VTC"), during the 2006 fiscal year. Mr. Pollock, who is an officer of the Bank, does not receive any fees for serving as a director of the Bank, CWT and VTC. There were eight directors of CDI during the 2006 fiscal year. Neither Mr. Pollock nor Mr. Young, who are officers of the Bank, receive fees for serving as a director of CDI. Directors are reimbursed for travel and other expenses when they attend meetings or conduct business on behalf of the Bank or its subsidiaries.

Annual retainers and meeting attendance fees were paid to the non-management directors on the following basis during the year ended October 31, 2006.

	CWB (excluding CDI)[(1) (2) (3)] ($)	CDI [(4)] ($)
Chairman of the Board Retainer (per year)	27,500	5,000
Annual Retainer (per year)	27,500	5,000
Audit Committee Chair Retainer (per year)	10,000	5,000
Committee Chair Retainer (other than Audit) (per year)	5,000	N/A
Board Attendance Fee (per meeting)	1,500	1,250
Committee Attendance Fee (other than Audit) (per meeting)	1,500	N/A
Audit Committee Attendance Fee (per meeting)	3,000	1,500
Audit Committee Member Retainer (per year)	N/A	2,500

(1) CWB, CWT and VTC meetings are held concurrently and the retainers and attendance fees are allocated between these entities.

(2) Where two committee meetings are held on the same date, remuneration for the second and subsequent meetings is 50% of the standard fee.

(3) Effective November 1, 2006, the director's annual retainer increased to $40,000, the Chairman of the Board's annual retainer increased to $40,000, the Audit Committee Chair retainer increased to $15,000 and the Committee Chair (other than Audit) increased to $7,500. An annual Audit Committee Member retainer of $8,000 and an annual Committee Member (other than Audit) retainer of $4,000 was established.

(4) Effective November 1, 2006, the directors' annual retainer increased to $20,000, the Chairman of the Board's annual retainer increased to $10,000, the Audit Committee Chair retainer increased to $7,500, the Audit Committee Member retainer and meeting fee was eliminated and the Board attendance fee was increased to $1,500.

The following table shows the amounts, before withholdings, earned by the non-management directors who served as directors of CWB, CWT and VTC during the year ended October 31, 2006.

	Board Retainer ($)	Non-executive Chairman Retainer ($)	Committee Chair Retainer ($)	Board Attendance Fees ($)	Committee Attendance Fees ($)	Total Fees ($)	Total Fees & Retainers(1) ($)
Charles R. Allard	27,500	N/A	N/A	9,000	27,000	36,000	63,500
Albrecht W.A. Bellstedt, Q.C.	27,500	N/A	5,000	9,000	9,000	18,000	50,500
Jack C. Donald	27,500	27,500	5,000	10,500	33,000	43,500	103,500
Allan W. Jackson	27,500	N/A	5,000	9,000	42,000	51,000	83,500
Wendy A. Leaney	27,500	N/A	N/A	9,000	46,500	55,500	83,000
Robert A. Manning	27,500	N/A	10,000	10,500	15,000	25,500	63,000
Gerald A. B. McGavin	27,500	N/A	N/A	10,500	40,500	51,000	78,500
Howard E. Pechet	27,500	N/A	N/A	7,500	30,000	37,500	65,000
Robert L. Phillips	27,500	N/A	N/A	10,500	16,500	27,000	54,500
Alan M. Rowe	27,500	N/A	N/A	9,000	37,500	46,500	74,000
Arnold J. Shell	27,500	N/A	N/A	10,500	3,000	13,500	41,000

(1) CWB, CWT and VTC meetings are held concurrently and the retainers and attendance fees are allocated between these entities.

The aggregate amount that may be paid by the Bank each financial year to its directors is $900,000. The aggregate amount that may be paid by CWT and CDI each financial year to their directors is $400,000 and $130,000, respectively. In the fiscal year ended October 31, 2006 the non-management directors earned a total of $526,000 from the Bank, $197,000 from CWT and $37,000 from VTC. Non-management directors of CDI earned a total of $116,000.

EXECUTIVE COMPENSATION

The following table summarizes the aggregate compensation paid or payable by the Bank in respect of the Bank's last three completed financial years to the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") of the Bank and to the next three most highly compensated executive officers whose salary and bonus received (or to be received) in respect of the fiscal year ended October 31, 2006 was greater than $150,000 (the "Named Executive Officers").

Summary Compensation Table

Name and Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation(3) ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation(1) ($)	Securities Under Options Granted (#)(2)	Shares Subject to Resale Restrictions ($)	LTIP Payouts ($)	
Larry M. Pollock President and Chief Executive Officer	2006 2005 2004	450,000 417,000 400,000	562,500 521,250 480,000	- - -	172,000(4) 44,000 44,000	- - -	- - -	89,725 83,258 79,628

Name and Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation[3] ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation[1] ($)	Securities Under Options Granted (#)[2]	Shares Subject to Resale Restrictions ($)	LTIP Payouts ($)	
Tracey C. Ball Executive Vice-President and Chief Financial Officer	2006 2005 2004	230,000 195,000 178,875	149,500 122,962[5] 108,780	- - -	8,000 19,000 29,000	- - -	- - -	28,264 23,545 22,017
William J. Addington Executive Vice-President	2006 2005 2004	208,334 191,833 181,333	136,500 130,000 109,368	27 30 25	8,000 19,000 29,000	- - -	- - -	26,044 23,826 22,525
Brian J. Young Executive Vice President, President and Chief Executive Officer, CDI	2006 2005 2004	208,077 183,395 79,327[9]	136,500 130,000 107,250	- - -	7,000 18,000 37,000	-[6] - 150,039[10]	97,642[7] 63,020[8] -	60,514 39,004 22,501
Randell W. Garvey[11] Senior Vice President, Corporate Support	2006	190,000	85,500	-	15,000[12]	-	-	23,750

(1) The value of perquisites and benefits for each Named Executive Officer does not exceed the lesser of $50,000 and 10% of the total annual salary and bonus. The amount reported respecting Mr. Addington represents the taxable benefit on employee loans during the Bank's fiscal year.

(2) The information does not reflect an adjustment to the number of options as a result of the stock dividend to be paid on January 18, 2007 to shareholders of record on January 11, 2007. A stock dividend of one share for each common share outstanding was issued on January 10, 2005 to shareholders of record on December 22, 2004. Stock options granted in 2004 are presented on a post stock dividend basis.

(3) The amount reported respecting Mr. Pollock is a Bank contribution to the Employee Share Purchase Plan ("ESPP") and the payment of 15% of salary into a retirement vehicle or other program established by him for this purpose. The amount reported respecting Mr. Young is a contribution to the ESPP and the payment into the defined benefit pension program and the unfunded supplemental arrangement. The amount reported respecting Mr. Garvey is a contribution to the ESPP and a payment made in lieu of a contribution to his Registered Retirement Savings Plan ("RRSP") as Mr. Garvey was ineligible to make further contributions to his RRSP during the year. The amounts reported respecting the remaining two Named Executive Officers include both Bank contributions to the ESPP and Bank contributions to the individual's RRSP pursuant to the Bank's Group RRSP Plan.

(4) These options include a one-time grant of 160,000 retention options which were issued in accordance with the terms of Mr. Pollock's revised employment agreement. These retention options are subject to shareholder and Toronto Stock Exchange approval. In the event Mr. Pollock's employment ceases prior to the vesting date of the retention options, such options will be forfeited. See "Report on Executive Compensation".

(5) Amount adjusted to reflect a six-week leave of absence.

(6) The value of the 2,297 common shares held for Mr. Young by the CDI Trust (as defined below), based on the closing price of the shares on October 31, 2006, was $97,161.

(7) On April 30, 2006, 2,298 common shares held by the CDI Trust vested and were released to Mr. Young. The amount represents the value of these shares, based on the closing price on April 28, 2006, the last trading day prior to the vesting date.

(8) On April 30, 2005, 2,297 common shares held by the CDI Trust vested and were released to Mr. Young. The amount represents the value of these shares, based on the closing price on April 29, 2005, the last trading day prior to the vesting date, plus cash equal to the amount of the dividends on the shares held by the CDI Trust.

(9) This amount represents 6 months salary. Mr. Young became an executive officer on April 30, 2004 upon the acquisition of Canadian Direct Insurance Incorporated ("CDI").

(10) Upon the acquisition of CDI, an executive compensation trust (the "CDI Trust") was created to purchase and hold common shares of the Bank for certain key officers of CDI, including Mr. Young. Under the terms of the CDI Trust one-third of the originally held shares vest on April 30, 2005, April 30, 2006 and April 30, 2007 provided that the key officer is employed by CDI on such date. The officer is entitled to dividends paid on the shares, subject to CDI Trust's right to deduct Trust expenses from any dividends paid into the CDI Trust. The purchase price of the 6,892 common shares (after adjustment for the stock dividend paid on January 10, 2005) purchased by the CDI Trust for Mr. Young was $150,039.

(11) Mr. Garvey became an officer of the Bank upon commencement of employment on November 1, 2005.

(12) Includes 8,000 options granted to Mr. Garvey upon commencement of his employment.

SHARE INCENTIVE PLAN

The following table shows information concerning grants of stock options under the Bank's Share Incentive Plan during the financial year ended October 31, 2006 to each of the Named Executive Officers. (The information does not reflect adjustments to the number and exercise price of outstanding options as a result of the stock dividend to be paid on January 18, 2007 to shareholders of record on January 11, 2007.)

Option Grants During the Most Recently Completed Financial Year

Name	Date Stock Options Granted	Stock Options Granted (#)	Percentage of Total Options Granted in Fiscal 2006 (%)	Exercise Price [(1)] ($/Security)	Market Value [(2)] of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Larry M. Pollock	May 31, 2006	20,000[(3)]	3.4	42.917	42.883	April 30, 2011
Larry M. Pollock	May 31, 2006	20,000[(3)]	3.4	42.917	42.883	April 30, 2012
Larry M. Pollock	May 31, 2006	30,000[(3)]	5.1	42.917	42.883	April 30, 2013
Larry M. Pollock	May 31, 2006	40,000[(3)]	6.8	42.917	42.883	July 1, 2013
Larry M. Pollock	May 31, 2006	50,000[(3)]	8.5	42.917	42.883	July 1, 2013
Larry M. Pollock	May 31, 2006	12,000[(4)]	2.0	42.917	42.883	May 30, 2011
Tracey C. Ball	May 31, 2006	8,000[(4)]	1.4	42.917	42.883	May 30, 2011
William J. Addington	May 31, 2006	8,000[(4)]	1.4	42.917	42.883	May 30, 2011
Brian J. Young	May 31, 2006	7,000[(4)]	1.2	42.917	42.883	May 30, 2011
Randell W. Garvey	November 1, 2005	8,000[(4)]	1.4	35.166	35.102	October 31, 2010
Randell W. Garvey	May 31, 2006	7,000[(4)]	1.2	42.917	42.883	May 30, 2011

(1) The exercise price is the average of the average daily trading price for the four days preceding the date of the grant and date of the grant.

(2) Value represents the average daily trading price on the date of grant.

(3) These options represent a one-time grant issued in accordance with the terms of Mr. Pollock's revised employment agreement. These options are subject to shareholder and Toronto Stock Exchange approval. In the event Mr. Pollock's employment ceases prior to the vesting date of these options, the options will be forfeited. See "Report on Executive Compensation".

(4) Options vest on the third anniversary of the date of grant.

The following table shows the number of shares issued resulting from the exercise of options by each Named Executive Officer during the financial year ended October 31, 2006 and the total number of shares issuable on the exercise of options which have been granted to such Named Executive Officers and are outstanding as at the end of the financial year. (The information does not reflect adjustments to the number of securities issued or outstanding as a result of the stock dividend to be paid on January 18, 2007 to shareholders of record on January 11, 2007.)

Aggregate Option Exercises During the 2006 Financial Year ("FY") and Financial Year-End Option Values

Name	Securities Acquired On Exercise[(1)] (#)	Aggregate Value Realized[(2)] ($)	Unexercised Options at FY – End (#)		Value of Unexercised in-the-Money Options at FY-End[(3)] ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Larry M. Pollock	45,818	2,008,349	127,270	260,000	3,613,163	1,461,606
Tracey C. Ball	10,732	452,002	31,000	56,000	834,376	867,501
William J. Addington	26,000	750,705	41,700	56,000	1,168,955	867,501

Name	Securities Acquired On Exercise[1] (#)	Aggregate Value Realized[2] ($)	Unexercised Options at FY – End (#)		Value of Unexercised in-the-Money Options at FY-End[3] ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Brian J. Young	-	-	-	62,000	-	1,039,692
Randell W. Garvey	-	-	-	15,000	-	56,560

(1) The number in this column refers to the number of common shares of the Bank that were issued upon exercise of the related option or upon surrender of the option under the cashless settlement alternative provided for in the Bank's Share Incentive Plan.
(2) Aggregate value realized was calculated using the average weighted trading price on the date exercised less the exercise price.
(3) Values of unexercised in-the-money options at FY-End were calculated using the average weighted trading price at FY-End less the exercise price.

DEFINED BENEFIT PENSION PLANS

Pension Plan for Chief Executive Officer

The Bank has established an individual pension plan for Mr. Pollock, the President and Chief Executive Officer of the Bank. The plan provides benefits on a defined benefit basis for service prior to January 1, 1996 and on a defined contribution basis for service after December 31, 1995. The defined benefit plan provides a benefit of 2% of the three-year final average base salary for each year of credited service, subject to the *Income Tax Act* maximum of $2,111 for each year of credited service. This maximum is scheduled to gradually increase to $2,444 in 2009. The benefit is payable for Mr. Pollock's lifetime with 66.67% continuation to his spouse following his death. The normal retirement age is age 65. Retirement prior to age 65 is subject to a reduction in pension on an actuarial equivalent basis. The following table shows the estimated annual benefits payable assuming retirement at age 65 based on specific categories of average salary and years of service.

Final Average Salary ($)	Pension Amount by Years of Service ($)[1]				
	15	20	25	30	35
400,000	37,000	49,000	61,000	73,000	86,000
450,000	37,000	49,000	61,000	73,000	86,000
500,000	37,000	49,000	61,000	73,000	86,000
550,000	37,000	49,000	61,000	73,000	86,000

(1) The amounts assume an *Income Tax Act* maximum of $2,444 for each year of credited service.

Mr. Pollock's defined benefit credited service is frozen at 27.6 years resulting in an estimated annual defined benefit pension of $67,454 at age 65. The benefits listed in the table are not subject to deduction for social benefits or other offset amounts.

The funded ratio of the defined benefit plan was 140% as of December 31, 2004, the date of the last actuarial valuation report. As Mr. Pollock is entitled to all plan assets under the individual pension plan, any surplus will accrue to him. Accordingly, the value of the individual pension plan obligation is equal to the value of plan assets. At October 31, 2006 the value of the plan assets was $1,372,000.

Pension Plan for President, Canadian Direct Insurance Incorporated

CDI has established a defined benefit pension program for Mr. Young, the President of CDI, who is also an Executive Vice President of the Bank. The pension program consists of a registered pension plan, which provides benefits up to the *Income Tax Act* maximums, and a non-registered unfunded supplemental arrangement, which provides benefits in excess of the *Income Tax* Act maximums. The pension formula for the combined plans provides a benefit of 1.8% of the three year final average Year's Maximum Pensionable Earnings ("YMPE") and 2.5% of the three year final average base salary in excess of the three year final average YMPE for each year of credited service. The pension program represents a continuation of his pension arrangement in place prior to the acquisition of CDI. The combination of the pension from the CDI plan and the fixed pension earned prior to the acquisition will be equivalent to the pension payable had the acquisition not taken place. The pension is payable for Mr. Young's lifetime with a guarantee of 120 monthly payments. The normal retirement age is age 60. Retirement prior to age 60 is subject to a 3% per year reduction for each year the actual retirement age precedes age 60. The following table shows the estimated annual pension payable from both the registered and supplemental plans assuming retirement at age 60 based on specific categories of average salary and years of service.

Final Average Salary ($)	Pension Amount by Years of Service ($)		
	5	10	15
200,000	25,000	48,000	72,000
250,000	47,000	77,000	107,000
300,000	71,000	107,000	143,000
350,000	94,000	136,000	179,000
400,000	117,000	166,000	214,000

Mr. Young is required to contribute 3.0% of base salary to the pension plan each year. Mr. Young's credited service as of October 31, 2006 is 2.5 years and his projected credited service at age 60 is 7.25 years. His estimated annual pension at age 60 from the CDI plan, assuming no increases in salary, is $35,402. The benefits listed in the table are not subject to deduction for social benefits or other offset amounts.

The accrued pension obligation at October 31, 2006 is $310,000 ($82,000 at October 31, 2005) and the 2006 pension service cost is $50,097 ($30,035 for 2005). The accrued pension obligation is the value of the projected pension benefit earned for service up to October 31, 2006. The pension service cost is the value of the projected pension benefit earned for the year of service credited in the fiscal year. These values are determined in accordance with generally accepted accounting principles and is dependant on the actuarial assumptions used for the year.

The estimated annual pension benefits, accrued pension obligation and annual pension service cost are based on methods and assumptions that are not identical to those used by other companies and, as a result, may not be directly comparable across companies. These amounts may change over time due to factors such as changes in assumptions and salary levels.

TOTAL COMPENSATION

The following tables present the estimated value of the total compensation of each Named Executive Officer for the three most recently completed fiscal years. Estimated total compensation includes all variable compensation, whether paid in cash or stock-based, as well as the estimated annual cost of retirement benefits.

Larry M. Pollock President and Chief Executive Officer	2006 ($)	2005 ($)	2004 ($)
Base Salary	450,000	417,000	400,000
Performance-based Compensation			
Cash Bonus	562,500	521,250	480,000
Stock Options(1)	100,518	242,074	74,851
Retention Options(1)(2)	1,568,302	-	-
Total Direct Compensation	2,681,320	1,180,324	954,851
Other Annual Compensation	89,725	83,258	79,628
Annual Pension Service Cost(3)	-	-	-
Total Compensation	2,771,045	1,263,582	1,034,479

Tracey C. Ball Executive Vice President and Chief Financial Officer	2006 ($)	2005 ($)	2004 ($)
Base Salary	230,000	195,000	178,875
Performance-based Compensation			
Cash Bonus	149,500	122,962	108,780
Stock Options(1)	67,012	99,601	48,257
Total Direct Compensation	446,512	417,563	335,912
Other Annual Compensation	28,264	23,545	22,017
Annual Pension Service Cost(4)	N/A	N/A	N/A
Total Compensation	474,776	441,108	357,929

William J. Addington Executive Vice President	2006 ($)	2005 ($)	2004 ($)
Base Salary	208,334	191,833	181,333
Performance-based Compensation			
Cash Bonus	136,500	130,000	109,368
Stock Options(1)	67,012	99,601	49,971
Total Direct Compensation	411,846	421,434	340,672
Other Annual Compensation	26,044	23,826	22,525
Annual Pension Service Cost(4)	N/A	N/A	N/A
Total Compensation	437,890	445,260	363,197

Brian J. Young Executive Vice President, President and Chief Executive Officer, CDI	2006 ($)	2005 ($)	2004(5) ($)
Base Salary	208,077	183,395	79,327
Performance-based Compensation			
Cash Bonus	136,500	130,000	107,250
Stock Options(1)	58,636	93,569	118,429
Total Direct Compensation	403,213	406,964	305,006
Other Annual Compensation(7)	158,156	102,024	22,501
Annual Pension Service Cost(3)	50,097	30,035	18,188
Total Compensation	611,466	539,023	345,695

Randell W. Garvey(6) Senior Vice President, Corporate Support	2006 ($)	2005 ($)	2004 ($)
Base Salary	190,000	-	-
Performance-based Compensation			
Cash Bonus	85,500	-	-
Stock Options(1)	110,030	-	-
Total Direct Compensation	385,530	-	-
Other Annual Compensation	23,750	-	-
Annual Pension Service Cost(4)	N/A	-	-
Total Compensation	409,280	-	-

(1) The estimated fair value of stock options is calculated at the grant date using a binomial option pricing model with variables regarding expected option life, volatility, dividends as well as the risk-free interest rate.

(2) These options represent a one time grant issued in accordance with the terms of Mr. Pollock's revised employment agreement. These options are subject to shareholder and Toronto Stock Exchange approval. In the event Mr. Pollock's employment ceases prior to the vesting date of these options, the options will be forfeited. See "Report on Executive Compensation".

(3) The annual pension service cost only applies to Mr. Young and is the value of the projected pension benefit earned for the year of service credited in the fiscal year. This value is determined in accordance with generally accepted accounting principles and is dependant on the actuarial assumptions used for the year. The annual pension service cost for Mr. Pollock is $nil because the Bank is unable to make contributions to the defined contribution provision due to the plan's surplus position.

(4) Ms. Ball and Mr. Addington participate in the Bank's Group RRSP Plan. Mr. Garvey was ineligible to contribute to an RRSP during the year and received funds in lieu of the Bank's contribution to his RRSP. Bank contributions are included in Other Annual Compensation.

(5) Mr. Young became an officer of the Bank on April 30, 2004 upon the acquisition of CDI.

(6) Mr. Garvey became an officer of the Bank upon commencement of employment on November 1, 2005.

(7) Includes the value of CWB common shares held in the CDI Trust which vested and were released to Mr. Young.

EXECUTIVE CONTRACTS

President and CEO of the Bank

The President and CEO of the Bank has an employment agreement with the Bank which provides that if the CEO's employment is terminated without cause, or if the Bank is sold, merged or liquidated, or if its normal operations are changed in such a manner as to eliminate the CEO or the position, then the Bank will pay the CEO a termination and compensation settlement equal to twice the product obtained by averaging the two most recent full years of total compensation immediately prior to termination while employed with the Bank unless he accepts a position with another employer prior to payment of the settlement. The total compensation includes all bonuses and benefits, but excludes any options granted to the CEO.

The CEO was also entitled as of January 2, 2007 to a retiring allowance equal to 18 months of salary. The retiring allowance is payable at the earlier of CEO's retirement date and the date the CEO attains the age of 65. Further details on the CEO's employment agreement are provided under "Report on Executive Compensation".

President and CEO of CDI

The President and CEO of CDI has an employment agreement with CDI which provides that if his employment is terminated without cause, CDI is sold, merged or liquidated or CDI's normal operations are changed in such a manner as to eliminate substantively his position, then CDI will pay the President a termination and compensation settlement, unless he decides to remain with CDI or he accepts a senior position with any company prior to payment of the settlement. The dollar value of such settlement shall be determined by averaging the two most recent full years of total compensation and multiplying that average by 22/12. Total compensation includes bonuses and all benefits, but excludes any options granted as they are governed by another specific contractual agreement.

REPORT ON EXECUTIVE COMPENSATION

The Corporate Governance and Human Resources Committee, which is composed solely of independent directors, is charged with the responsibility of determining executive compensation as well as other matters, including succession management.

In determining compensation levels and the compensation structure for executive positions, the Corporate Governance and Human Resources Committee strives to ensure a competitive level of total compensation relative to comparative positions in the marketplace. In order to maintain independence and the integrity of the information, external consultants are engaged no less than once every three years. Mercer Human Resource Consulting ("Mercer") was engaged in 2006 to provide support to the Corporate Governance and Human Resources Committee. This support consisted of the provision of general market observations with respect to market trends and issues and the provision of benchmark market data. Mercer's analysis included not only companies in the financial services sector but also comparable sized companies operating in western Canada. Mercer provided data for 17 executive/management positions. Mercer had several telephone discussions with the Corporate Governance and Human Resources Committee Chair and attended at one meeting of the Corporate Governance and Human Resources Committee to present its findings.

The Corporate Governance and Human Resources Committee reviewed Mercer's findings at its June and September meetings. After review of the market data provided by Mercer, and after consideration of other factors, the Corporate Governance and Human Resources Committee established compensation changes effective for 2007. The total fees paid to Mercer during fiscal 2006 was $44,000.

Compensation Objectives

In considering any changes, the members of the Corporate Governance and Human Resources Committee recognize total compensation arrangements are designed in order to:

1. attract and retain competent motivated individuals at all levels;
2. relate the financial success of the employee with shareholder interests;
3. allow the individuals to share in the success of the Bank; and
4. encourage individuals to focus on and be motivated by the long term success of the Bank.

Elements

A. Base Salary

The goal of the Corporate Governance and Human Resources Committee is to ensure a fair base salary relative to a comparator group while allowing significant room for both short-term and long-term performance incentives, arriving at a total salary and cash bonus compensation level of between the 50th and 75th percentile of the comparator group.

B. Short-Term Incentive

The Bank has a bonus program for the executive management (officers at the level of Vice-President or higher, but not including the CEO). The program recognizes the achievement of individual and departmental performance goals but is primarily reflective of the Bank's annual success relative to budget. For these officers, the range of bonus opportunity for the 2006 fiscal year was to a maximum of 65% of annual base salary, with the actual percentage potential determined by seniority. The more senior the position the greater the "at risk" component of total compensation.

C. Long-Term Incentive

The Bank's long-term incentive plan is considered an integral part of the Bank's total compensation strategy and has been designed to address several important objectives. These objectives include:

1. to align the interests of senior employees with the long term success of the Bank;
2. to motivate and retain key high performing individuals;
3. to align the financial rewards of key high performing individuals with those of the shareholders; and
4. to ensure the program minimizes the dilutive impact of the stock option program.

Share Incentive Plan

The above long-term objectives are addressed through the Bank's share incentive plan (the "Plan"). Stock options are granted to individuals in management level positions who have performed at a satisfactory level or better and, typically after a minimum tenure of two years.

In order to accomplish these objectives the Bank has decided not to grant in any year, options exercisable for more than 2% of the outstanding common shares at the date of and to limit the number of options outstanding to a maximum of 10% of the outstanding common shares of the Bank.

Under the Plan, the exercise price and term of an option are determined by the Board; however, the exercise price of an option must not be less than the weighted average trading price of the Bank's common shares on the TSX for the four consecutive trading days preceding the day on which the option is granted plus the day of grant and, if the proposed amendments are approved, the term of the option may not be more than eight years from the date of the grant. The term of the option is subject to early termination in the event of termination of employment. Options vest according to dates established by the Corporate Governance & Human Resources Committee but are normally three years after the date of the grant. The Committee may, in its sole discretion, accelerate the time at which any options may be exercised in whole or in part. Options are not transferable except in limited circumstances. The Plan does not contain a specified limit on the number of options that may be granted to insiders, as a group, or to any one person under the Plan. As at December 31, 2006, 1,456,570 shares (2,913,140 shares on a post stock dividend basis) representing 48.901% of the shares available under the Plan, if amended, have been reserved for issuance under options granted to insiders of the Bank. No financial assistance is provided to any option holder to facilitate the exercise of outstanding options. The rights of an option holder with respect to his outstanding options differ upon the termination of his employment depending on whether the option holder is terminated for cause, terminated for a reason other than cause, dies or retires as defined in the Plan. These variations, as set forth in detail in the Plan, include immediate lapse, accelerated deadlines for exercise, continued ability to exercise, forfeiture of options not yet vested or continued vesting following cessation of employment.

The Plan provides an option holder with a cashless settlement alternative, whereby the value of the options at the time of exercise can be settled by the surrendering of the options for "Substituted Rights" and the immediate conversion of those rights into common shares. One of the benefits of the cashless settlement is that the rate of dilution is significantly reduced.

As opposed to issuing the number of shares equivalent to the number of options that have been exercised, the number of shares to be issued is determined by the following formula:

$$\text{Number of Common Shares} = \text{Number of Substituted Rights} \times \frac{(\text{Current Price} - \text{Exercise Price})}{\text{Current Price}}$$

Where:

(a) "Current Price" means the weighted average trading price of the Common Shares on the TSX on the date the notice of exchange is delivered to the Bank; and

(b) "Exercise Price" means the exercise price of the options.

If an option holder elects to exercise any option that was granted on or after September 1, 2004 (as opposed to exercising the cashless settlement alternative), the Bank may require the option holder elect the cashless settlement alternative.

During the last fiscal year, the Board approved various minor housekeeping changes to the Plan and the shareholders approved at the shareholders' meeting which was held on March 9, 2006 an amendment to increase the number of shares issuable under the Plan by 750,000 shares.

Group RRSP

All officers (other than those for whom the Bank has arranged a pension plan) are eligible to participate in the Bank's Group RRSP. The Bank contributes an amount equal to 3.0% of base salary and matches the employee's contribution up to an additional 4.5%. If the maximum contribution exceeds the RRSP contribution limit for that year, the individual's contribution is reduced. The Bank's contributions vest immediately.

Weighting

Components of overall compensation vary with the position and that particular position's ability to impact the Bank's success. The following table outlines the Bank's current mix of executive compensation components:

Title	Base as a % of Total Compensation	Short-Term Bonus Incentive as a % of Base	Short Term Bonus as a % of Total Compensation	Long Term Incentive as a % of Base[2]	Long Term Incentive as a % of Total Compensation[2]
President & CEO	30%	100%[1]	30%	110%	40%
Executive Vice President	40%	65%	25%	80%	35%
Senior Vice President	45%	45%	25%	60%	30%
Vice President	55%	30%	20%	40%	25%

(1) While the target bonus is 100% of salary, the maximum for this position is 125% of base salary.
(2) Value determined by using a projected price for options minus the price at the time of grant times the number of options granted.

Compensation of the President and Chief Executive Officer

The components of the CEO's total compensation consist of salary and benefits, an annual bonus, stock options and a contribution to a retirement vehicle of his choice.

The short-term incentive program for the CEO is tied directly to the Bank's financial results and includes three major areas: Leadership weighted at 33%, Shareholder Value weighted at 37%, and Operational Results weighted at 30%. Each of these areas contains specific targets which are established and/or reviewed on an annual basis. It is expected that a bonus, equivalent to 100% of salary, will be paid if all targets are met. An additional 25% of annual salary is possible if performance exceeds one or more of the specified targets. The maximum payment under this program is 125% of annual base salary. After reviewing the financial results the Corporate Governance and Human Resources Committee also considers extraordinary circumstances which may have contributed to the results, subsequent to the setting of the targets. Possible offsets, such as a positive variance in the efficiency ratio, versus an unfavorable variance in non-interest expenses, are also considered. Further, the Corporate Governance and Human Resources Committee has determined to maintain a certain degree of flexibility to ensure long-term strategic decisions are not compromised to attain better short-term results.

Under Mr. Pollock's leadership, the Bank exceeded all of its key targets for the year ended October 31, 2006. Net income growth for the Bank for fiscal 2006 was 32%, compared to a target of 18% and total revenue (teb) growth was 19% compared to a target of 15%. Loans grew by 26%, 12% more than target, while maintaining strong credit quality. The provision for credit losses as a percentage of average loans was 0.20% compared to a target of 0.22% or less. Return on equity was 14.8%, compared to a target of 13% or greater, and return on assets was 1.12% compared to a target of 1.05%. The Bank's overall efficiency was excellent again this year with an efficiency ratio (teb) of 46.0% compared to a target of 48% or less. As a result of these excellent results the Corporate Governance and Human Resources Committee awarded Mr. Pollock a bonus of 125% of base salary.

The Corporate Governance and Human Resources Committee has been very pleased with the performance of the Bank under the leadership of Mr. Pollock. In order to ensure continuity of management, as well as "management culture", the Bank entered into a revised employment agreement with Mr. Pollock during fiscal 2006. This revised employment agreement provides for the one time issuance, subject to shareholder and TSX approval, of 160,000 options (320,000 options on a post stock dividend basis) (the "Retention Options"). These options vest, become exercisable and expire in accordance with the following chart.

# of Options Granted	Date Vested	Age	Exercisable Date[1]	Expiry Date
20,000	January 2, 2007	60	June 1, 2009	April 30, 2011
20,000	January 2, 2008	61	June 1, 2010	April 30, 2012
30,000	January 2, 2009	62	June 1, 2011	April 30, 2013
40,000	January 2, 2010	63	January 1, 2012	July 1, 2013
50,000	January 2, 2011	64	January 1, 2012	July 1, 2013

(1) Date exercisable is subject to normal trading blackouts.

If any of the Retention Options have not vested as of the date Mr. Pollock ceases to be employed by the Bank, such options are forfeited. Vested Retention Options and other options granted under the Plan are governed by the Plan and become exercisable in accordance with the termination provisions of the Plan. The revised employment agreement also provides for the issuance in each calendar year of that number of options with an exercise price aggregating to 3 times Mr. Pollock's base salary as at November 1 of the prior calendar year.

Shareholding Requirements for Executive Officers

The Bank encourages its employees to participate in ownership of the Bank through the Plan and its Employee Share Purchase Plan as long-term incentives. The Board has adopted a policy which requires the top five executive positions, by salary level, to hold a specific minimum amount of shares, calculated using the average daily trading price, as follows:

President and CEO	4 times annual salary
Next 4 Positions	1 times annual salary

The President and CEO must achieve the minimum stock holdings within 3 years of his appointment to the position. Other Named Executive Officers have 12 months from the end of the fiscal year in which he becomes a Named Executive Officer to achieve the minimum stock holdings. All Named Executive Officers, except for Mr. Garvey, have achieved the minimum stock holdings. Mr. Garvey is not required to meet the minimum stock holdings until the end of fiscal 2007. The program requires an annual confirmation of holdings by each incumbent.

Composition of Corporate Governance & Human Resources Committee

The members of the Corporate Governance and Human Resources Committee are identified below. No member of the Corporate Governance and Human Resources Committee has ever been an officer or employee of the Bank.

Jack C. Donald, Chair
Albrecht W.A. Bellstedt, Q.C.
Allan W. Jackson
Robert A. Manning
Howard E. Pechet
Robert L. Phillips

STOCK PERFORMANCE GRAPH

Cumulative Value of $100 Investment Assuming Reinvestment of Dividends



CWB
S&P / TSX Financials Index (Total Return)
S&P / TSX Composite Index (Total Return)
$350
$300
$250
$200
$150
$100
$50
$-

	Oct 31/01	Oct 31/02	Oct 31/03	Oct 31/04	Oct 31/05	Oct 31/06
CWB	$100	$99	$153	$186	$278	$338
S&P / TSX Financials Index (Total Return)	$100	$99	$134	$162	$188	$226
S&P / TSX Composite Index (Total Return)	$100	$92	$117	$136	$162	$197

The above graph shows the cumulative return over five years of $100 invested in common shares of CWB as at October 31, 2001 compared to the cumulative return of $100 invested in the S&P/TSX Composite Index and in the S&P/TSX Banks and Trust Index over the same period.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table lists the number of securities to be issued upon the exercise of outstanding options, the weighted-average exercise price of the outstanding options and the number of securities remaining for future issuance under equity compensation plans as at October 31, 2006. (The information does not reflect adjustments to the number of securities or the exercise price of outstanding options as a result of the stock dividend to be paid on January 18, 2007 to shareholders of record on January 11, 2007.)

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-Average Exercise Price Of Outstanding Options, Warrants And Rights ($)	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by shareholders	2,355,020	25.003	182,872
Equity compensation plans not approved by shareholders [1]	160,000	42.917	-
Total	2,515,020	26.142	182,872

(1) Approval of the shareholders is being sought at the meeting. See "Business of the Meeting – Amendment to Share Incentive Plan".

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors are or were indebted to the Bank for any purpose during the course of the financial year. No executive officers are, or have been during the course of the financial year, indebted to the Bank with respect to indebtedness entered into in connection with a purchase of securities of the Bank or any of its subsidiaries. There is no indebtedness to any subsidiaries of the Bank, and neither the Bank nor any of its subsidiaries has issued any guarantees, support agreements, letters of credit or other similar arrangements to another entity in connection with indebtedness to that entity by any officer, director or employee or former officer, director or employee of the Bank or any of its subsidiaries.

The table below shows the aggregate indebtedness (routine and non-routine) to the Bank of all executive officers, directors, employees and former executive officers, directors and employees of the Bank and its subsidiaries as at December 31, 2006.

Aggregate Indebtedness (i.e. routine and non-routine)

AGGREGATE INDEBTEDNESS ($)		
Purpose	**To the Bank or its Subsidiaries as at December 31, 2006**	**To Another Entity as at December 31, 2006**
Share purchases	-	-
Other	44,191,265[1]	-

[1] $34,783,145 of which represents indebtedness in the form of residential mortgages.

Non-Routine Indebtedness of Directors and Executive Officers [1] [2]

The table below shows the aggregate non-routine indebtedness of directors and executive officers of the Bank and their associates.

Name and Principal Position	Involvement of Bank or Subsidiary	Largest Amount Outstanding During 2006 Financial Year ($)	Amount Outstanding as at December 31, 2006 ($)
Tracey Ball Executive Vice President and Chief Financial Officer	Lender	250,000	244,073[3]
Christopher Fowler Senior Vice President, Credit Risk Management	Lender	565,500	437,158[4]
Richard Gilpin Vice President, Credit Risk Management	Lender	242,859	228,602[5]
Ricki Golick Treasurer	Lender	244,000	242,730[6]
Carolyn Graham Vice President and Chief Accountant	Lender	224,484	214,477[7]
Gail Harding, Q.C. Vice President, General Counsel and Corporate Secretary	Lender	350,293	349,213[8]
Uve Knaak Vice President, Human Resources	Lender	160,931	149,528[9]
Peter Morrison Vice President, Marketing and Product Development	Lender	64,412	62,219[10]
Jack Wright Senior Vice President	Lender	60,150	54,678[11]

[1] Routine indebtedness is defined to include (i) loans of $50,000 or less to directors, or executive officers, that are made on terms no more favourable than the terms on which loans are made to employees generally; (ii) loans to directors and executive officers who are full-time employees, if these loans are fully secured by their residence and do not exceed their annual salary; and (iii) loans to

directors or proposed nominees for election as a director if made on the same terms as available to other customers and involve no more than usual risks.

(2) "Executive Officer" means: a chair, vice-chair, president, a vice-president in charge of a principal business unit, division or function (including sales, finance or production), and an officer of CWB or any of its subsidiaries who performed a policy-making function in respect of CWB, or any other individual who performed a policy making function in respect of CWB.

(3) Represents a mortgage with a 4-year term at 3.20%

(4) Represents a mortgage with a 3-year term at 3.00%

(5) Represents 2 mortgages, one with a 4-year term and a second mortgage with a 1 year term, both at 3.00%; a demand loan with a 17 month term and a line of credit, both at the Government Prescribed Rate.

(6) Represents a mortgage with a 5-year term at 3.75%.

(7) Represents a mortgage with a 5-year term at 3.00%.

(8) Represents a line of credit at the Government Prescribed Rate.

(9) Represents two mortgages, one with a 5-year term at 3.05% and one with a 5-year term at 4.05%.

(10) Represents a demand loan with a 5-year term and a line of credit, both at the Government Prescribed Rate.

(11) Represents a line of credit at the Government Prescribed Rate.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Bank has purchased at its expense group liability insurance in the amount of $80,000,000 for its protection and for the protection of its directors and officers. The Bank paid a total premium of $442,607 relating to the policy covering the year ended October 31, 2006. There is a deductible of $50,000 for each Bank loss but no deductible applicable to a loss relating to only one officer or director or to the aggregate of all officers and directors.

PART IV - CORPORATE GOVERNANCE

INTRODUCTION

Sound and effective corporate governance has always been a priority for Canadian Western Bank. The Board and management of the Bank are committed to govern and maintain the Bank's operations effectively and efficiently within its regulatory environment. Corporate governance policies are reviewed regularly for improvement and are designed to strengthen the ability of the Board to effectively supervise management and enhance long-term shareholder value.

The Board's Corporate Governance & Human Resources Committee provides direction, monitors compliance and makes recommendations to the Board to enhance corporate performance and promote ongoing improvement in Board effectiveness.

THE BOARD OF DIRECTORS

Independence

The Board has reviewed the status of each of its directors to determine whether such director is "independent" as defined in National Instrument 58-101 *Disclosure of Corporate Governance Practices* ("NI58-101") and "affiliated" as defined by the affiliation regulations set forth in the Bank Act. The review included the completion of self-assessment questionnaires by each of the directors and a detailed review of such questionnaires by the Conduct Review Committee. As a result of this review and after consideration of all business, charitable and family relationships among the directors and the Bank, the Board has determined that all of the directors, except Mr. Pollock, (or 92% of the Board) are both independent and not affiliated with the Bank. Mr. Pollock is not independent and is affiliated with the Bank as a result of his position as President and Chief Executive Officer of the Bank. It is a requirement under the Bank Act that the Chief Executive Officer be a director of the Bank.

Other Directorships

The names of all other reporting issuers on which each director of the Bank serves as a director is set out in this Management Proxy Circular under the heading "Election of Directors" on page 3.

Board Meetings

The Board holds five regular meetings each year, as well as additional meetings as required. At the end of every regularly scheduled Board meeting, other than the strategic planning meeting, a session is held without any management, including the CEO, present. In the year ended October 31, 2006 the Board had four sessions at which the CEO and other members of management were not in attendance.

Chairman

Mr. Jack Donald is the Chairman of the Board. Mr. Donald is an independent director as defined in NI58-101. As Chairman of the Board his responsibilities include ensuring that the Board functions effectively and independently of management and that it meets it obligations and responsibilities as set out in its mandate.

Attendance Record

During the period from November 1, 2005 to October 31, 2006 the Board of Directors held 7 meetings, the Conduct Review Committee held 2 meetings, the Audit Committee held 4 meetings, the Corporate Governance & Human Resources Committee held 4 meetings, and the Loans Committee held 29 meetings. In all, there were 7 Board meetings and 39 Committee meetings.

A summary of the record of attendance of directors at each meeting of directors and at each committee meeting held during the year ended October 31, 2006 as required by NI58-101 and the Bank Act, is set out in this Management Proxy Circular under the heading "Election of Directors" on page 3.

BOARD MANDATE

The Board's Mandate sets out the Board's purpose, organization, duties and responsibilities. A copy of the mandate is attached hereto as Appendix "A".

POSITION DESCRIPTIONS

The Board has developed written position descriptions for the Chairman of the Board as well as the Chair of each board committee. The Board has also developed a written position description for the CEO.

ORIENTATION AND CONTINUING EDUCATION

The Bank has not adopted a formalized process of orientation for new Board members although all directors are provided with a Directors' Manual, which includes a copy of all Board and committee mandates and policies, the Bank's by-laws and other reference material. New directors are also provided the opportunity to meet with senior management and other directors.

Directors are kept informed as to matters impacting, or which may impact, the Bank's operations through reports and presentations at the quarterly Board meetings. Special presentations on specific business operations are also provided to the Board. In 2006 a presentation was made to the Board on the Basel II framework. One meeting dedicated to strategic planning was also held by the Board.

ETHICAL BUSINESS CONDUCT

Code of Conduct

The Bank has a written code of conduct for its directors and a written code of conduct for its officers and employees. A copy of both of these codes may be found on SEDAR at www.sedar.com. The Board monitors compliance with the codes by requiring each director, officer and employee to annually sign a certificate confirming his/her compliance with the applicable code. To the knowledge of the Board, there have been no departures from the code during fiscal 2006 that would have required the filing of a material change report.

Related Party Transactions

In the event a director or executive officer has a material interest in any transaction or agreement considered by the Board, or any committee of the Board, such interest must be declared and recorded in the minutes of the meeting and the director or executive officer must vacate the meeting while the transaction or agreement is being discussed. The responsibilities of the Conduct Review Committee include establishing procedures to ensure disclosure and review of related party transactions in accordance with the requirements under the Bank Act. These procedures include obtaining an annual certificate from each director and officer of the Bank, which certificate discloses all related parties of the director or officer and any related party transactions with the Bank.

Culture of Ethical Business Conduct

The Board believes that a culture of strong corporate governance and ethical business conduct must be endorsed by the Board and the executive officers. The codes of conduct address many areas of business conduct and provide a whistleblower procedure for employees to raise concerns or questions regarding questionable audit or accounting matters.

The Bank has adopted a corporate disclosure policy which is reviewed annually. Quarterly and annual financial packages are reviewed by an internal Disclosure Committee prior to being recommended for Board approval and CEO/CFO certification of annual and interim filings. Inquiries and requests for information from shareholders and potential investors receive prompt attention from an appropriate officer. The Bank's quarterly earnings conference calls with analysts and institutional investors are broadcast live, via the Internet, and archived on the Bank's web site for sixty days. The calls are also accessible on a live and recorded basis via telephone to interested retail investors, the media and members of the public. The Bank also includes all significant disclosure documents on the investor relations page of its web site at: http://www.cwbankgroup.com/investor_relations/

The Bank has engaged an independent Ombudsman to receive complaints from banking clients who are unable to obtain satisfaction from the internal complaint handling process.

NOMINATION OF DIRECTORS

New Candidates

The Corporate Governance & Human Resources Committee annually reviews both the size and composition of the Board in accordance with the Bank's policy "Board and Member Review and Assessment". In considering new nominees for the Board, the Committee assesses the skills, expertise and experience of the incumbent directors in order to determine the skills, expertise and experience it should seek in new board members to add value to the Board. As each director is expected to participate on one or more of the Board's four committees, expertise and experience related to a particular committee may be considered by the Committee. The Committee also considers such matters as a candidate's integrity, independence and residency. The Committee then assesses each potential nominee against the criteria developed by the Committee.

Nominating Committee

The Corporate Governance & Human Resources Committee has responsibility for identifying new candidates for board nomination. This committee is comprised of six directors all of whom are independent. The mandate of this committee in respect of nomination and board assessment matters specifically sets out the following duties and responsibilities:

- seek and recommend individuals to be considered for Board membership, as required by the Board, and forward their recommendations to the Board for its consideration;
- review, monitor, and make recommendations regarding new director orientation and the ongoing development and education of existing Board members;
- evaluate bi-annually Board effectiveness including membership criteria, composition, structure and size and, on alternate years, the involvement and contribution of the individual members with concerns recorded and brought to the attention of the committee chair, who, in conjunction with the Committee, determines if further action is required; and
- make recommendations to the Board regarding revisions or additions to the Board of Directors' Manual.

COMPENSATION

Determination of Compensation

The remuneration paid to the Bank's directors and officers is reviewed each year by the Corporate Governance & Human Resources Committee. The level of remuneration is designed to provide a competitive level of remuneration relative to comparable positions in the marketplace. A comparator group is developed by identifying companies, primarily within the Bank's market, of similar size considering value of assets, number of employees and revenue. Consultants are periodically retained to obtain this information and to assess the Bank's relative position.

Compensation Committee

The Corporate Governance & Human Resources Committee has responsibility for determining the compensation of the Bank's directors and officers. This committee is comprised of six directors all of whom are independent. The mandate of this committee in respect of compensation matters specifically sets out the following duties and responsibilities:

- review and recommend to the Board the fees and other benefits to be paid to directors;
- review and recommend to the Board the employment and appointment of the executive officers, to establish their grade levels and compensation, as well as to determine promotions and to consider changes where warranted in the level of compensation and grade of incumbent executive employees and officers upon review of their performance;
- review the position descriptions for the executive officers, ensuring such descriptions remain current and appropriate and, further, to also ensure position descriptions are in place for all other executive officers;
- establish in conjunction with the CEO, an executive compensation structure to compensate all levels of executive employees and, within such compensation structure as may at that time be in effect, to make adjustments and annual revisions as necessary;
- ensure an annual performance appraisal is completed for the CEO and that it is reviewed with him by the Chairman of the Board;
- establish, amend and, where appropriate, terminate:
    - all programs and other personal benefits granted to executive employees;
    - incentive compensation plans and other bonus arrangements, to administer such plans and to make appropriate interpretations and determinations as required;
    - share incentive plans and similar arrangements involving the grant of share options, or other benefits to employees attendant upon the issuance of securities, and, in addition, to make grants of options

under any share incentive plan and generally to administer such plans, subject to necessary regulatory and shareholder approval; and
    - annuity, pension, and retirement programs for executive employees;
- review the human resource succession plan as prepared by senior management for all officers and any other senior position considered critical to operations; and
- review and report to the Board on compensation plans for senior management and other personnel in order to confirm they are consistent with the Bank's sustainable long-term objectives.

Compensation Consultants

The Corporate Governance & Human Resources Committee has the power to retain consultants, including compensation consultants or advisors, as the Committee may determine necessary or advisable to carry out its responsibilities. During the year ended October 31, 2006, Mercer Human Resource Consulting was engaged to provide support to the Committee. This support consisted of the provision of general market observations with respect to market trends and issues and the provision of benchmark market data.

BOARD COMMITTEES

The Board has four standing committees; the Audit Committee, the Conduct Review Committee, the Corporate Governance & Human Resources Committee and the Loans Committee. The Audit Committee and Conduct Review Committee are required committees under the Bank Act. All directors currently participate in at least one standing committee.

Audit Committee

This committee is comprised of five financially literate and independent directors. A complete copy of the Audit Committee Mandate is attached as Appendix "A" to the Bank's Annual Information Form dated December 31, 2006, which has been filed on SEDAR at www.sedar.com.

Conduct Review Committee

This committee is comprised of four independent directors. Its written mandate is summarized as follows:

- establish procedures to ensure disclosure of transactions with specified related parties of the Bank and, further, to review any such transactions to ensure compliance with the Bank Act, either approving or declining the transactions, as required;
- review and approve internal policies for credit arrangements and financial services available to employees of the Bank under the regulations concerning officers and associated parties;
- monitor aggregate transactions of the Bank with directors as well as officers and their interests to ensure continued compliance with the Bank Act with excesses over permitted limits brought to the Board for consideration;
- review the conduct policy and any other specialized standards on an annual basis to ensure relevance and completeness in regard to legislative requirements;
- monitor procedures for conflicts of interest, confidential information, disclosure of information and handling of customer complaints, and be satisfied that the procedures are being adhered to; and
- ensure every employee, officer and Board member agrees to comply, in writing with annual acknowledgement, with the Bank's conduct policies.

Corporate Governance & Human Resources Committee

This committee is comprised of six independent directors. This committee is responsible for the identification of new directors (as described under "Nomination of Directors" above) and the determination of the compensation of the

Bank's directors and officers (as described under "Compensation" above). In addition, this committee's written mandate includes the following:

- recommend to the Board appropriate structure and process required to address governance issues and maintain compliance with all corporate governance guidelines;
- review and monitor compliance with corporate governance guidelines and follow any issues noted by the members or as reported to them by management or other directors from time to time; and
- no less than annually, report to the Board on corporate governance issues and any instances of non-compliance as required so that the Board may review such information and take such actions based thereon as appropriate.

Loans Committee

This committee is comprised of eight directors, seven of whom are independent. The CEO, who is not independent, is a member of this committee. This committee's written mandate is summarized as follows:

- establish and approve a lending limit for the Bank and the CEO within the limits established by the Board and review such limits at least annually;
- review and approve or decline all credit applications for loans to a foreign country and for amounts in excess of delegated limits up to the limit established, not to exceed ten percent of common equity plus retained earnings or eleven percent for sovereign, provincial or major municipality risk;
- recommend for approval of the full Board any loan proposals in excess of the Committee's limit;
- annually review and approve the credit risk management program and policies, including management's real estate appraisal policies and procedures to ensure they are sound and prudent;
- review/amend management's recommendations for loan loss provisions and loan write-offs and recommend acceptance to the Audit Committee for their presentation to the Board; and
- provide direction with respect to concentration risk and the identification criteria, procedure and action required on loans reported by management to be less than satisfactory.

ASSESSMENTS

In response to the Board's commitment to effective corporate governance, a two-pronged evaluation process has been initiated. In "even" years, the Board members assess their effectiveness as a Board. In "odd" years, a peer evaluation of each member is scheduled.

During the board assessment, members are asked to rate items such as structure and size of the Board, the knowledge and diversity of the membership as well as the timeliness and completeness of information received for discussion and the overall effectiveness of the decision making process. The peer evaluation involves questions such as effectiveness in discussions and decision-making, attendance and whether the director's non-Bank activities enhance or detract from shareholder value.

Both evaluation processes are conducted in-house and require all members to complete questionnaires that are forwarded to the Chairman of the Corporate Governance & Human Resources Committee. The Chairman then compiles the results and prepares a single document that includes any comments that may have been forwarded. Anonymity of the particular submitter is maintained with the aggregate results presented to the Corporate Governance & Human Resources Committee for discussion and action if required. The results are then communicated on an aggregate basis, to the full Board for discussion and recommendations as required.

PART V – OTHER INFORMATION

SHAREHOLDER PROPOSALS

There were no shareholder proposals submitted for consideration at this meeting. The final date for submitting shareholder proposals to the Bank for the 2008 Annual Meeting is October 9, 2007.

ADDITIONAL INFORMATION

Additional information relating to the Bank may be found on SEDAR at www.sedar.com.

Additional financial information is provided in the Bank's Consolidated Financial Statements and Management's Discussion and Analysis for the year ended October 31, 2006 which are both available on SEDAR at www.sedar.com and in the 2006 Annual Report.

Copies of the information referred to in this section may be obtained by writing to the Corporate Secretary, Canadian Western Bank, Suite 2300, 10303 Jasper Avenue, Edmonton, Alberta, T5J 3X6 or via the Bank's website at www.cwbankgroup.com.

DIRECTORS' APPROVAL

The Board of Directors has approved the content and sending of this Management Proxy Circular.



Gail L. Harding, Q.C.
Vice President General Counsel
and Corporate Secretary
January 8, 2007

SCHEDULE "A"

CANADIAN WESTERN BANK
MANDATE OF THE BOARD OF DIRECTORS

Introduction

The Boards' primary responsibility is to oversee the management of the business and to pursue the best interests of the Bank. The Board has plenary power and exercises overall responsibility for the management and supervision of the affairs of the Bank.

Board Size and Criteria

Under the Bank Act, the Board must consist of at least seven and not more than twenty-five directors, two thirds of the directors must be resident Canadians at the time of election or appointment and no more than 15 percent may be employees of the Bank or a subsidiary of the Bank. A majority of the directors of the Board shall be independent within the meaning of Multilateral Instrument 52-110 *Audit Committees*. If a person will have reached the age of 75 years at the time of the election of the Board, he is not eligible to be nominated as a director.

Board Meetings

In order for the Board to transact business, a majority of the directors must be present and a majority of those present must be resident Canadians. The Board shall meet on a regular basis and shall schedule a sufficient number of meetings (whether in person or by teleconference) to carry out its mandate, which shall occur at least once each quarter. The Board shall have an *in camera* session at each Board meeting with only independent directors present.

Reports From Committees/Subsidiaries

Unless waived by the Board, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after the committee's meeting. Each board of a material subsidiary that does not have the same directors as the Board shall provide a report to the Board on material matters considered by the subsidiary board at the first Board meeting after the subsidiary's meeting.

Chairman

The Board shall appoint a Chairman of the Board who shall have responsibility to ensure that the Board discharges its duties and responsibilities. The Chairman of the Board shall be an independent director.

Outside Advisors

The Board shall have the authority to retain, at the Bank's expense, independent advisors and consultants to advise the Board as it determines necessary to carry out its duties and to fix the remuneration of such advisors and consultants. The Board may request any officer or employee of the Bank, or the Bank's internal or external auditors or legal counsel to attend a meeting of the Board or to meet with any directors of, or consultants to, the Board.

Governance

The Board of Directors has responsibility for developing the Bank's approach to governance issues although the Corporate Governance & Human Resources Committee plays a key role by recommending and reporting on governance issues, including ethical conduct, to the Board. The Board may delegate specific governance issues to other committees of the Board. The Board is responsible for establishing the appropriate procedures to ensure that the Board, Board committees and individual directors can function independently of management.

General Duties

It is the duty of the directors of the Bank to manage, or supervise the management of, the business and affairs of the Bank. In exercising his or her duties every director shall act honestly and in good faith with a view to the best interests of the Bank and exercise the care, diligence and skill that a reasonably prudent person would exercise in similar circumstances. Each director shall also comply with the provisions of the Bank Act, the regulations under the Bank Act and the by-laws of the Bank.

Directors' Duties and Responsibilities

The Board has responsibility for stewardship of the Bank, including:

- to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer (the "CEO") and other executive officers (as defined in National Instrument 51-102 *Continuous Disclosure Obligations*) and that the CEO and other executive officers create a culture of integrity throughout the organization;

- adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

- the identification of the principal risks of the Bank's business, and ensuring the implementation of appropriate systems to manage these risks;

- overseeing succession planning (including appointing, training and monitoring senior management);

- adopting a communication and disclosure policy for the Bank;

- overseeing the Bank's internal control and management information systems;

- developing the Bank's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Bank; and

- reviewing and disclosing, no less than annually, measures for receiving feedback from stakeholders.

In addition to the above, the Board shall:

- with the assistance of the Corporate Governance & Human Resources Committee, review and ratify the employment, appointment, grade levels and compensation of the top five executive employees of the Bank and approve all senior officer appointments (Vice-President and higher);

- with the assistance of the Corporate Governance & Human Resources Committee, develop a position description for the Chief Executive Officer, which together with other board approved policies and practices, should provide for a definition of the limits to management's responsibilities, and approve the objectives of the Bank to be met by the Chief Executive Officer;

- with the assistance of the Corporate Governance & Human Resources Committee, ensure the performance of the Chief Executive Officer is evaluated at least annually;

- with the assistance of the Corporate Governance & Human Resources Committee, develop a process to evaluate the effectiveness of each director and the Board as a whole on no less than a bi-annual basis;

- review and approve the strategic plan, the annual business plan and accompanying capital plan and financial operations budget, including capital expenditures;

- approve material divestures, acquisitions and financial commitments;

- with the assistance of the Audit Committee, approve the annual audited financial statements, Management's Discussion and Analysis ("MD&A"), Annual Information Form, management information circular and other annual public documents of the Bank;

- with the assistance of the Audit Committee, approve the quarterly reports to the shareholders, including the unaudited interim quarterly statements and the quarterly MD&A;

- determine the content and frequency of management reports;

- review any recommendations from regulators or the external auditors respecting their assessment of the effectiveness of the internal controls that come to their attention in the conduct of their work;

- ensure an independent audit/inspection function is in place to monitor the effectiveness of organizational and procedural controls; and

- with the assistance of the Audit Committee and Loans Committee, approve loan write-offs.

Statutory Responsibilities Contained in the *Bank Act* (Canada)

The Board shall comply with the requirements under the *Bank Act* including, but not limited to, the following:

- establish an Audit Committee and a Conduct Review Committee to perform the duties of such committees as set out in the *Bank Act*;

- establish procedures and techniques; to identify and resolve situations involving potential or actual conflicts of interest; for restricting the use of confidential information; to provide disclosure of information to customers of the Bank; and for dealing with complaints;

- establish investment and lending policies, standards and procedures in accordance with the *Bank Act*;

- approve the Bank's annual statement and specific returns prior to submission to the Superintendent of Financial Institutions; and

- approve, when required, related party transactions, in accordance with Part XI of the *Bank Act*; and establish policies and procedures and oversee reporting with respect to related party transactions.

MERRILL
CORPORATION CANADA
Printed In Canada

CANADIAN WESTERN BANK

CONSENT TO ELECTRONIC DELIVERY OF DOCUMENTS

Canadian Western Bank (the "Bank") anticipates that banking legislation will be amended during 2007 to permit the Bank to implement an electronic delivery program under which you, as a Bank shareholder, may receive your annual proxy material and interim financial information by way of an electronic notice that the Bank's corporate information is available on the Bank's website at www.cwbankgroup.com.

Consent for electronic delivery is for documents sent from the Bank's transfer agent, Valiant Trust Company, and does not facilitate electronic delivery of materials delivered to you through your broker or your broker's mailing agent.

If you wish to consent to electronic delivery, please read the terms of this consent, sign and complete the information at the end of this form and return it to Valiant Trust Company in the envelope provided for the form of proxy.

CANADIAN WESTERN BANK

1. I consent to receiving all documents to which I am entitled, electronically rather than by mail, when permitted by law, including:
   - the Bank's Interim Financial Statements and related Management's Discussion and Analysis;
   - the Bank's Annual Report (including Annual Financial Statements and Management's Discussion and Analysis);
   - the Bank's Notice of Annual or Special Meeting of Shareholders, related proxy, proxy circular and the Bank's mailing list card for Interim Financial Statements; and
   - other corporate information about the Bank.
2. I understand and agree that the Bank will notify me when a document to which I am entitled is available on the Bank's website at www.cwbankgroup.com once the Bank has filed the documents with securities regulators. I agree that notification will be sent to me at my e-mail address set out below or in such manner as the Bank may determine.
3. I acknowledge that access to internet e-mail and the world wide web is required for me to access a document electronically and I confirm that I have such access.
4. I understand agree that:
   - any e-mail notice or other notification will not contain an actual document;
   - any e-mail notice or other notification will contain the Bank's web address (or a hyperlink) identifying where the document is located;
   - by entering the Bank's web address into my web browser, I can access, view, download and print a document from my computer;
   - the system requirements to view and download a document will be specified in the Bank's website; currently a document distributed electronically will be in Adobe's Portable Document Format (.pdf); and
   - the Adobe Acrobat Reader software is required to view a document in .pdf format and is available free of charge from Adobe's web site at www.adobe.com.
5. I understand that I may request a paper copy of a document for which I have consented to electronic delivery by calling the Bank at (780) 423-8888, faxing the Bank at (780) 423-8897, sending the Bank an e-mail to investorrelations@cwbank.com or by sending a request in writing by mail to 2300, 10303 Jasper Avenue, Edmonton, AB, T5J 3X6, Attention: Corporate Secretary. I understand that I may also request a paper copy by contacting Valiant Trust Company by phone, fax, e-mail or regular mail using the contact information in number 8 below for Valiant Trust Company.

6. I understand and agree that:
   - at any time and without giving me advance notice, the Bank may elect not to send me a document electronically in which case a paper copy of the document will be mailed to me;
   - if a document intended to be sent to me electronically is not available electronically, a paper copy of the document will be mailed to me; and
   - if my e-mail address is found to be invalid a paper copy of the document will be mailed to me.
7. I understand that the Bank will maintain on its website any document sent to me electronically for at least 6 months from the date of posting to the website.
8. I understand that I may revoke or modify my consent and that I may change my e-mail address to which documents are delivered to me, at any time, by notifying Valiant Trust Company by telephone at 1-866-313-1872, fax at (403) 233-2857 or mail to Valiant Trust Company at 310, 606 - 4th Street SW, Calgary, AB T2P 1T1. I understand that if I change my e-mail address or revoke or modify my consent, I must notify Valiant Trust Company and they must actually receive and acknowledge my notification for my request to be effective.
9. I understand that the Bank protects my privacy in accordance with the Bank's privacy policy; however, I understand that any notification sent to me by e-mail about the availability of a document will be unencrypted.
10. I understand that I am not required to consent to electronic delivery.

As a security holder of the Bank, I have read and understand the terms of this "Consent to Electronic Delivery of Documents" form and, on those terms, I consent to the electronic delivery of the documents I am entitled to receive.

Shareholder Signature: ______________________________

Shareholder Name: ______________________________

Shareholder Address: ______________________________

____

Shareholder Email: ______________________________

CANADIAN WESTERN BANK
Annual and Special Meeting of Shareholders to be held on Thursday, March 8, 2007

CANADIAN WESTERN BANK

Shareholder Proxy Form

This proxy is solicited on behalf of the management of Canadian Western Bank (the "Bank").

The undersigned shareholder of the Bank appoints Jack C. Donald, Chairman of the Board, or failing him, Larry M. Pollock, President and CEO, or, instead of either of the foregoing, ______________________________ as the nominee of the undersigned to attend and act for and on behalf of the undersigned at the Annual and Special Meeting of the Shareholders of the Bank to be held on March 8, 2007, and at any adjournment thereof, with the same powers the undersigned would have if the undersigned was present at the meeting, or any adjournment thereof, with power of substitution, and without limiting the generality of the foregoing, the nominee is directed to vote or refrain from voting as specified below:

1. ☐ FOR the appointment of Deloitte & Touche LLP, as auditors of the Bank
   or
   ☐ WITHHOLD VOTE for such appointment

2. ☐ FOR the election of directors set out in the Management Proxy Circular
   or
   ☐ WITHHOLD VOTE in such election

3. ☐ FOR the amendments to the Share Incentive Plan as described in the Management Proxy Circular
   or
   ☐ AGAINST such amendments

> > > **THREE WAYS TO VOTE! SEE REVERSE** > > >

Proxy Information

This proxy is deemed to confer discretionary authority on the proxyholder to vote as he sees fit in the event the shareholder granting this proxy fails to specify the manner in which his shares are to be voted.

THE PROXYHOLDERS NAMED ON THIS FORM OF PROXY NOMINATED BY MANAGEMENT WILL, UNLESS INSTRUCTED OTHERWISE BY THE SHAREHOLDER GRANTING THIS PROXY, VOTE THIS PROXY IN FAVOUR OF THE APPOINTMENT OF AUDITORS, IN FAVOUR OF THE AMENDMENTS TO THE SHARE INCENTIVE PLAN AND IN FAVOUR OF THE ELECTION OF THE DIRECTORS NAMED IN THE MANAGEMENT PROXY CIRCULAR.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE BANK, AS HIS NOMINEE TO ATTEND AND ACT FOR HIM ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. This right may be exercised by inserting in the space provided the name of the other person and striking out the names of the nominees designated in this proxy or by completing another appropriate form of proxy.

The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for at the meeting, and if the shareholder specifies a choice in accordance with the means provided for in this proxy, the shares will be voted accordingly.

Dated this __________ day of _________________________, 2007.

____
Signature of shareholder or attorney duly authorized in writing

____
Name of shareholder (please PRINT clearly)

CANADIAN WESTERN BANK
Annual and Special Meeting of Shareholders to be held on Thursday, March 8, 2007

END

Notes

- If a shareholder wishes to be represented at the meeting by proxy, the proxy must be dated and executed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney of the corporation duly authorized.
- All shareholders should refer to the accompanying Management Proxy Circular for further information regarding the completion and use of this proxy and other information pertaining to the meeting.
- If not dated in the space provided herein, this proxy will be deemed to be dated January 23, 2007.
- Each shareholder who is unable to attend the meeting is respectfully requested to date and sign this proxy and return it in the enclosed envelope or by fax.

Canadian Western Bank offers three ways to cast your vote: by mail, by fax or electronically. Please choose whichever method is easiest for you.

Voting Instructions

VOTE BY MAIL: DEADLINE – MUST BE RECEIVED BY 3:00 P.M. MST ON MARCH 6, 2007

1. Complete the front of this form.
2. Sign and date and return in the enclosed postage paid envelope.

VOTE BY FAX: DEADLINE – MUST BE RECEIVED BY 3:00 P.M. MST ON MARCH 6, 2007

1. Complete the front of this form.
2. Sign and date and fax to (403) 233-2857.

VOTE BY INTERNET: DEADLINE – MUST BE RECEIVED BY 3:00 P.M. MST ON MARCH 6, 2007

1. Go to the website www.valianttrust.com
2. Follow the instructions on the screen.
3. You will be required to enter the 12 digit control number located on this form.

If you vote using the internet, do not mail back this proxy.

END